

Jump in your car and take a trip with us.

We're the resins that make your car sleek and strong, plus lighter weight for better mileage. We're the motor oils that help your auto run more efficiently and the products that keep it looking new. We're the resins and gelcoats that help everything from pleasure boats to the grandest yachts stand up to sun, surf and saltwater. We're the specialty chemicals that improve water quality in lakes and rivers and reduce environmental impact. We're in the packaging that keeps your snacks fresh, and your medicines safe. And when you arrive at your destination, we're in the products that put a roof over your head and keep your kayak paddling in the right direction. Every day, millions of people around the world experience the difference Ashland makes.

ASHLAND. Inc

Corporate Profile.

Ashland Inc. (NYSE: ASH), a global, diversified chemical company operating through four wholly owned divisions, provides quality products, services and solutions to customers in more than 100 countries. Ashland Performance Materials manufactures thermosetting resins and gelcoats, metal-casting consumables and adhesives. Ashland Distribution buys and resells chemicals, plastics and composite materials in North America and plastics in Europe. Valvoline provides premium-branded lubricants, automotive chemicals, appearance products and quick-lube services. Ashland Water Technologies specializes in chemical and non-chemical treatment solutions for water and wastewater streams within industrial, municipal and commercial facilities. It also provides water and fuel management solutions and fire-fighting, safety and rescue products and services to the ocean-going marine market.

Contents

Ashland at work.

At Ashland, our products touch all aspects of your life. The plastics we sell make up your kitchen appliances, and our thermosetting resins are in your countertops. Our adhesives reinforce construction materials, bond composite automotive parts together and seal the packaging that protects your food. Our gelcoats keep your powerboat looking new, and our motor oils keep your engine running. We make your water safe with chemicals for wastewater treatment, and we provide technology that reduces food-borne illness. We distribute the ingredients that you'll find in beauty, hair- and personal-care products. Chances are, wherever you live, work or play, Ashland products are at work for you.

Financial Highlights

(Dollars in millions except per share data)

Years ended September 30	2006	2005	2004
Sales and operating revenues	$ 7,233	$ 6,731	$ 5,776
Operating income			
Ongoing businesses	$ 170	$ 185	$ 142
Refining and Marketing	–	486	383
Total operating income	$ 170	$ 671	$ 525
Income from continuing operations			
Ongoing businesses	$ 188	$ 161	$ 133
(Loss) gain on MAP Transaction and loss on debt repayment	(5)	1,531	–
Businesses sold in MAP Transaction and interest eliminated	–	266	178
Total income from continuing operations	$ 183	$ 1,958	$ 311
Diluted earnings per share from continuing operations			
Ongoing businesses	$ 2.60	$ 2.15	$ 1.86
(Loss) gain on MAP Transaction and loss on debt repayment	(0.07)	20.51	–
Businesses sold in MAP Transaction and interest eliminated	–	3.57	2.50
Total diluted earnings per share from continuing operations	$ 2.53	$ 26.23	$ 4.36
Cash flows from operating activities from continuing operations	$ 148	$ (64)	$ 43
Additions to property, plant and equipment	$ 175	$ 180	$ 137
Number of employees	11,700	20,900	21,200
Number of common stockholders of record	14,400	14,700	15,900

On June 30, 2005, Ashland transferred its 38-percent interest in Marathon Ashland Petroleum LLC and two other businesses to Marathon Oil Corp. (the "MAP Transaction"). See Note B of Notes to Consolidated Financial Statements for a description of the transaction including the use of proceeds to retire most of Ashland's outstanding debt.



James J. O'Brien, Chairman and Chief Executive Officer

As the world looks to alternative forms of energy, **Ashland is there.** Our resins are used in the construction of composite turbine blades, and our metal-casting products and services help in the manufacture of the windmill rotor.

To our shareholders:

These are dynamic times at Ashland. Our people are focusing on growth—meeting customers' demands with superior products and solutions. We're optimizing our businesses to improve customer service and achieve efficiencies in our operations. **We're finding new ways of doing business better.**

In fiscal 2006, **we reached a milestone on our journey.** With the sale of Ashland Paving And Construction, Inc. (APAC), our transportation construction business, **Ashland became a singularly focused chemical company.**

When we sold APAC, however, we were left with an organizational structure designed for our previous two-sector focus. Change was required. We are working to create a streamlined and flexible organization able to act swiftly and decisively to capitalize on opportunities and meet the challenges of the global economy.

Today, we have in place **a management team that possesses both industry knowledge and substantial experience within Ashland** and our operations. We are sharpening our focus on customers, markets and geographies, on identifying and responding to opportunities in the world marketplace. We're meeting with our customers, gaining better and deeper understanding of their wants and needs. Armed with this knowledge, **Ashland can and will grow.**

During fiscal 2006, our Ashland Performance Materials and Ashland Distribution divisions performed very well and produced record annual operating income. I am also pleased to report that Ashland Water Technologies posted strongly improved results, particularly in the fourth quarter, augmented by the acquisition of Degussa AG's water treatment business at the close of May. Valvoline, however, recorded a loss of $21 million for the year, largely due to ongoing margin compression.

Throughout the fiscal year, **rapidly rising raw material costs affected all of our businesses.** Performance Materials and Distribution managed this challenge well. Water Technologies and Valvoline, however, experienced lags in being able to pass through price increases to their marketplaces. The cost of Valvoline's major raw material, base lube oil, increased by 20 percent. Propylene, a key precursor for Water Technologies' raw materials, increased even more—by 32 percent, year-end versus year-end.

The sale of APAC was a transforming event for Ashland. As we focused on our goal of growing as a diversified chemical company, it became apparent that APAC was a nonstrategic asset we would need to sell. But in order to achieve the highest value, we also needed to improve APAC's performance—one of the goals I stated last year. With the support of a very dedicated APAC team, we did this quite successfully. As a result, it became clear that 2006 was the year to sell APAC.

The APAC sale produced roughly a $100 million after-tax gain and generated after-tax proceeds of approximately $1.2 billion. **These proceeds are**

Ashland is on the move throughout the world.

We are focused on growing as a diversified chemical company—organically and through acquisitions.

being returned to shareholders in the form of a special dividend of $10.20 per share, which was paid in October, and the ongoing repurchase of Ashland stock. More important, **Ashland is in a strong financial position and sharply focused on growth—** both organic and through acquisitions—as a diversified chemical company.

We grew our presence in the **water treatment market** with several acquisitions in fiscal 2006, most notably the water treatment business previously owned by Degussa, now known as our Environmental and Process Solutions business. Through this and other acquisitions, **we expanded globally in the rapidly growing markets of China, Russia and Brazil**, as well as in the U.S., France and Germany.

Our Performance Materials business added a distribution channel in Spain, Portugal and North Africa. Our Casting Solutions business group opened offices in Russia and India during the fiscal year and acquired full ownership of its previous 50-percent joint venture, Hodogaya Ashland Co. Ltd. (HAC), in Japan. With the continued globalization of the metal castings industry, HAC improves our capabilities to serve customers wherever they may be. **Ashland is definitely on the move throughout the world.**

We're making **significant progress in meeting another goal: integrating our operations.** We're creating a cohesive organization that uses common processes to support growth across all the businesses and key geographies.

We're unifying our global supply chain, which includes purchasing, logistics, customer service, production operations and engineering. While ongoing through several more years, **supply chain integration has already captured significant savings** through processes like Lean Six Sigma[1], while enabling compliance with the American Chemistry Council's Responsible Care[2] standard.

Completion of our GlobalOne enterprise resource planning (ERP) system will be a key enabler of our ability to integrate operations. The GlobalOne implementation began in Canada just over a year ago. Our experience there provided important learnings as we prepared for the U.S. rollout, which commenced last month at Valvoline. Initial indications are that the conversion is going quite well. Day-to-day operations largely returned to normal within two weeks. Months of **preparation, training and detailed testing were crucial.** Equally important, **our experienced, focused and dedicated implementation teams, along with broad support throughout the organization,** have been—and will continue to be—vital to making GlobalOne a success.

We have an aggressive schedule. **By year-end fiscal 2007, 95 percent of our revenues should be on the same ERP platform.** Together, supply chain integration and GlobalOne will **drive greater efficiency and effectiveness** in bringing our products and services to market, which, in turn, will help **deliver a great customer experience.**

We are also **integrating our marketing, strategy, and research and development functions** into a single organization that will focus on both acquisitive and organic growth. All of this activity will be firmly grounded on a solid foundation of marketing. This growth team is putting its know-how together to identify market needs and meet them with innovative products and services, enabling our commercial units to focus their energies on selling and growing the bottom line.

Creating shareholder value is a priority. We returned $674 million of cash to shareholders via the special dividend paid in October. And our stock buyback is ongoing, as we work to complete the repurchase authorized in September. When complete, we will have repurchased approximately 18 percent of Ashland shares outstanding at the time the MAP Transaction was completed in June 2005.

We continue to **have a strong balance sheet with which to support organic growth and make value-creating acquisitions.** Organic growth is our main focus, but acquisitions will also play a key role. We are actively seeking acquisitions primarily in the $100 million to $500 million range **that strengthen our core businesses and leverage our capabilities.**

Generating sustainable cash flow over an economic cycle is a critical measure of our value and a goal we have set for ourselves. **We made considerable progress toward this goal** during the year, and we continue to challenge our businesses to produce cash. Going forward, we believe that through our strategic focus on growth as a diversified chemical company, **we have positioned ourselves to maintain, and ultimately build, our ability to generate positive cash flow.**

While Ashland Performance Materials and Distribution led us to a good year in fiscal 2006, we realize we have work to do to get **all of our businesses performing at their highest potential.**

It is our employees who will enable Ashland's success, and I want to share my sincere **thanks for the extraordinary efforts they are putting forth.** Throughout the company, people are working hard to bring our goals clearly within reach.

We are focused on growing as a diversified chemical company. **Our financial position is strong.** Our balanced approach to growth should create value for our investors and deliver needed solutions to our customers. **We're excited about Ashland's future.**

Best regards,

James J. O'Brien
Chairman and Chief Executive Officer
November 21, 2006

Ashland at a glance.

Ashland Performance Materials



Who we are >

FY2006 Sales and Operating Revenues:
$1.4 billion

- **Composite Polymers** – A global manufacturer of unsaturated polyester resins, vinyl ester resins and gelcoats for use in composites
- **Casting Solutions** – The world's leading provider of foundry binder resins, chemicals, sleeves, filters and design solutions
- **Specialty Polymers and Adhesives** – A producer of high-performance, pressure-sensitive and structural adhesives and specialty resins

Who we serve >


Other 4%
Packaging & Converting 8%
Marine 9%
Infrastructure 9%
Residential Housing 15%
Industrial Construction 25%
Transportation 30%

Our revenue sources >

FY2006 Revenues by Region


North America 65%
Europe 27%
Other 8%

How we perform >

Operating Income
($ millions)


34
(1)
42
88
112
FY02
FY03
FY04
FY05
FY06

Ashland Distribution



Who we are >

FY2006 Sales and Operating Revenues:
$4.1 billion

- A leading distributor of more than 7,000 packaged and bulk chemicals, solvents, composite materials, additives and plastics
- A provider of comprehensive, hazardous and nonhazardous waste-management solutions in North America
- No. 1 distributor of plastics in the U.S. and North America; growing position in Europe
- No. 1 distributor of chemicals in the U.S. and No. 2 in North America

Who we serve >

Customers in such industries as:

- Adhesives
- Appliances
- Automotive
- Cast polymers
- Chemical manufacturing
- Composites
- Household, industrial and institutional cleaning
- Industrial and institutional compounding
- Inks, paint and coatings
- Metalworking lubricants
- Paper
- Personal care
- Reinforced plastic and rubber

Our revenue sources >

FY2006 Revenues by Product Line


Chemicals 42%
Plastics North America 32%
Environmental Services/Other 4%
Composites 12%
Plastics Europe 10%

How we perform >

Operating Income
($ millions)


(15)
12
56
99
120
FY02
FY03
FY04
FY05
FY06

Valvoline



Who we are >

FY2006 Sales and Operating Revenues:
$1.4 billion

- A leading, worldwide producer and distributor of premium-branded automotive lubricants and car-care products with sales in more than 100 countries
- Operator and licensor of Valvoline Instant Oil Change®, the second largest quick-lube chain in the U.S.
- Marketer of MaxLife® lubricants for cars with higher mileage, SynPower® synthetic motor oil, Eagle One® automotive appearance products, Pyroil® automotive chemicals and Zerex® antifreeze

Who we serve >

Customers in the following market channels:

- Do-It-For-Me – The automotive service industry, such as car dealers and quick lubes, including Valvoline Instant Oil Change® (VIOC)
- Do-It-Yourself – Retail auto parts stores and mass merchandisers selling to consumers who perform their own auto maintenance; warehouse distributors who sell to both consumers and repair garages
- International – Valvoline products and services sold outside North America

Our revenue sources >

FY2006 Revenues by Market Channel


Do-It-For-Me – Distributor Group 27%
Do-It-Yourself 34%
Do-It-For-Me – VIOC 11%
Specialty/Other 8%
International 20%

How we perform >

Operating Income
($ millions)


56
61
77
59
(21)
FY02
FY03
FY04
FY05
FY06

Ashland Water Technologies



Who we are >

FY2006 Sales and Operating Revenues:
$502 million

- **Drew Industrial** – A major supplier of specialty products and services for industrial, commercial and institutional water treatment
- **Drew Marine** – A leading worldwide provider of technical products and services for the merchant marine and cruise industries
- **Environmental and Process Solutions** – A major global producer of environmentally responsible specialty chemicals that aid in the efficient conditioning and treatment of water and wastewater

Who we serve >

Customers in such industries as:

- Automotive
- Commercial and institutional building management
- Food and beverage processing
- Hydrocarbon and chemical processing
- Marine
- Metal working and processing
- Mining
- Municipal waste treatment
- Paints/coatings, adhesives, printing inks and rubber/latex
- Power generation
- Pulp and paper manufacturing
- Sugar refining

Our revenue sources >

FY2006 Revenues by Region


North America 46%
Europe 34%
Other 20%

How we perform >

Operating Income
($ millions)


12
3
14
11
14
FY02
FY03
FY04
FY05
FY06




Valvoline



Operations Review.

Ashland Performance Materials, Ashland Distribution, Valvoline, Ashland Water Technologies.

We operate multiple lines of business in highly technical industries. Each business understands and is able to respond to the specific and highly complex requirements of its customers. Yet each business operates under the same guiding principles and approaches its work in a similar way. **We focus on what our customers need.**

The scope of our work is far-reaching. It ranges from manufacturing specialty resins and adhesives for the construction, automotive and food-processing industries to distributing chemicals, plastics and resins that are used in making paints, adhesives and personal-care products. Our Valvoline motor oils, automotive chemicals, car-care products and quick-lube services are recognized and used in countries around the world. We provide specialty chemicals and consulting services for the treatment of industrial water and municipal wastewater. Our fuel additives, water treatment chemicals and refrigerants enable merchant marine and cruise ships to run cleanly and safely as they transport people and goods across the seas.

Every day, Ashland's nearly 12,000 employees are at work improving products, solving problems and making the world a better place in which to live.

Ashland around the world.

Ashland's people are on the ground in every continent except Antarctica, and **29 percent of our employees work outside the United States.** While the majority of our $7.2 billion in sales and operating revenues comes from North America, **Europe is a significant market for Ashland today**, representing $1.1 billion of our revenues. We are one of only three global water treatment companies, and we're the largest distributor of plastics and chemicals in the United States and a leader in plastics in Europe. We're a small, but growing, provider of environmental waste services in the U.S., as well.

We have major offices in the U.S., The Netherlands and China, with a significant presence in Canada, Australia, Germany, France and Spain. Brazil and China each provided very modest revenues in fiscal 2006. Nonetheless, we're making tremendous progress in building our businesses in these key geographies, as **revenues from Brazil increased by 32 percent and China, by 60 percent.** We have staked out our opportunities in these countries and have devoted key resources to realizing growth there and throughout the world.

The markets in which we compete.

Across our businesses, Ashland competes in three primary markets: construction, transportation and water.

In the **construction market**, Ashland plays a big role in industrial and residential construction. Take a house, for instance. **From the outside in, from roofing materials and engineered-wood**

  

I-joists to tubs and countertops, Ashland products or products we supply can be found in every room. Our POLARIS® cast polymer resins were created specifically for optimum performance in the cultured marble, onyx and solid-surface industries. Our cultured marble resins often are combined with our MAXGUARD® premium gelcoats to create an outstanding and enduring appearance. Ashland supplies the plastics to make switch plates, while some of the world's leading paint and coatings manufacturers depend on us to deliver essential raw materials like pigments, preservatives and solvents.

And outdoors, the bulldozer moving the earth may use commercial greases from Valvoline or contain metal castings made by a foundry using our metal-casting consumables. The concrete truck pouring your foundation? You'll find new mixer drums made from composites. They're lighter weight, more corrosion-resistant and can carry more concrete per load. **The clean municipal water piped into your home may be treated with water treatment products from Ashland Water Technologies.** Turn on the lights? The power plant supplying your home may use Ashland's DERAKANE® and HETRON® heat- and corrosion-resistant resins in exhaust stacks, tanks, piping and pollution control equipment. Our adhesives cross many platforms and serve the commercial roofing, engineered wood, hardwood flooring, millwork, panel laminating, wood bonding, structural insulated panel and vinyl laminating markets.

When it comes to the **global transportation market**, Ashland products stand out. From structural adhesives and resins for composite body panels to foundry binders for metal castings to thermoplastics for plastic processing, we offer a wide array of products for the automotive industry. We also provide solutions to address the auto industry's unique water treatment concerns, such as oily wastewater, mill water, particulate emissions control, paint temperature control, welder water, assembly wastewater and air supply houses, as well as boiler and cooling systems and microbial control.

Automobile manufacturers assign body finish classifications and use the term Class A for the best level of exterior finish possible. Our AROTRAN® and AROPOL™ resins and additives **provide a complete package of technologies for Class A surface, under-the-hood and structural applications in the transportation market.** Plastic headlamps, tail light assemblies, body side moldings and other plastic parts are molded with engineering grade thermoplastics distributed by Ashland. Our PLIOGRIP® and AROFENE® structural adhesives are an industry standard, and PLIOGRIP by Valvoline is a new product line that gives the collision repair industry the same adhesive and bonding solutions that original equipment manufacturers have enjoyed for more than 30 years. **Add Valvoline motor oils and transmission fluids, Zerex antifreeze, Eagle One and Car Brite® appearance products and Valvoline Instant Oil Change services to that list, and we've got your vehicle covered inside and out.** Valvoline also provides a variety of







heavy-duty commercial products to meet the demands of fleet and industrial applications.

But that's not all. The next time you board a city bus, you may very well be stepping into the future of low-impact public transportation, brought to you in part by DERAKANE epoxy vinyl ester resins. Composite buses, whose bodies weigh 25 percent less than steel bodies, consume 10 percent less fuel, resulting in 10 percent less exhaust. Moreover, they reduce two of the largest maintenance expenses for bus owners: rust-related maintenance and fuel costs.

Ashland's high-performance resins are used to make body panels for high-speed bullet trains, and if you're a boat builder, Ashland's family of premium AME® modified epoxy and vinyl ester resins delivers the strength, profile and endurance necessary for the most demanding powerboat and yacht applications. You can have beauty, too. Our MAXGUARD LE premium gelcoats, formulated with environmentally friendly low-emission technology, provide outstanding, long-lasting appearance.

Design and manufacturing engineers around the world have selected our products for applications in the automotive, heavy truck and marine markets.

Ashland competes in the **water market worldwide.** Our water treatment chemicals, services and equipment are **friendly to the environment and optimized for best performance.** We provide chemical and non-chemical water treatment solutions for industrial, commercial and institutional facilities. Our specialty chemicals facilitate environmentally responsible, high-performance processes in municipal and industrial wastewater treatment; in many sectors of the chemical industry; in the food and beverage industry; and in the paper, paint and coatings, mining and petroleum industries. We provide comprehensive systems management programs that **help our customers reduce maintenance costs, maximize equipment life and meet environmental requirements.** What's more, Ashland offers a wide range of laboratory services and onsite technical assistance to our water treatment customers to help keep equipment and facilities operating at peak efficiency.

Thanks in part to our flocculants, **the quality of water in rivers and lakes is considerably better than it was a few years ago**—in spite of ongoing industrialization and the ever-increasing quantity of wastewater it produces. Wastewater can be treated and conditioned in a way that is both economical and ecological, and then safely recycled or discharged into rivers and lakes.

We are a leader in providing boiler- and cooling-water and wastewater treatment products and services to the food-processing industry. Our product line includes boiler water additives for FDA/USDA and kosher-regulated processors. **And we're an important source of pathogen control to keep your food safe.** Since its inception, Ashland's PathGuard® pathogen control system has treated more than **1.5 billion birds** in poultry-processing plants, increasing their shelf life and reducing the chance of spreading food-borne illnesses like *Salmonella*.




Valvoline
MAX LIFE
SAE 10W-30
MOTOR OIL
SYN POWER
COMPLETE



And when you're taking that dream cruise, chances are your ship may be using Ashland's advanced line of marine chemicals and testing equipment, water and fuel management programs, specialty cleaners, sealing and welding products, refrigeration products and equipment, and fire-fighting, safety and rescue products and services. **Our award-winning Vessel Information and Planning System (VIPS) helps captains and crews keep cargo and cruise ships alike safe and in compliance.** VIPS helps monitor and plan a vessel's fire-fighting, rescue and lifesaving equipment inspection and maintenance services, combining Ashland's technical expertise, marine safety service locations and a worldwide network of service providers with a state-of-the-art computer software tool. This combination of **Ashland processes, people and technology creates a unique system that lets us act as a partner in safety with our marine customers.**

How we compete.

Many of our markets are highly competitive spaces, and we face competitors who are much larger than we are. But, **we hold leading or strong market positions in many areas, supported by proprietary technology** that makes us the manufacturer or supplier of choice.

In the distribution business, customers for chemicals and plastics value economical, reliable suppliers who make it easy to do business with them. **Low cost and "OTAC"—On-Time, Accurate and Complete—logistics drive Ashland's success.** And, we're leveraging this distribution expertise to the warehousing and delivery of products across all of our businesses, helping to lower costs and improve service throughout Ashland—giving us one more competitive advantage.

Finding new markets and new technologies is critical to our growth and success.

Some major markets may show only single-digit growth potential. But solid marketing and research are enabling us to identify segments within these markets where we can grow faster and to formulate plans to best capitalize upon those opportunities.

We believe the key is to focus our energies on segments that are both growing faster and whose trends are driven by dynamics we have the knowledge and technology to take advantage of. **One of our strengths as a company is in applying our chemical formulation knowledge to solve sophisticated problems using specialty chemicals for customers.**

We have people dedicated to identifying new market segments and products. We're drawing upon our Valvoline consumer marketing expertise and extending it to our business-to-business products and solutions. Ultimately, this leads to the development of innovative products and services that can create competitive advantages for all of Ashland.

For example, **one opportunity for accelerated growth lies in the conversion of traditional materials of construction, like wood and metal, to synthetic products, such as**







composites, plastics or engineered lumber. Our strategy is to drive this activity—and accelerate it going forward.

Toward that end, our sellers call on design engineers and material specifiers to make the case for composites and, specifically, composites made using Ashland products. **The ultimate goal: building buyer preference for products that, ideally, only Ashland makes or supplies.**

Within Valvoline, we use our marketing expertise to identify consumer needs and **apply our technical know-how to the development of high-performance car-care products** that meet those needs and provide real consumer benefits. Our Eagle One and Car Brite nano appearance products are an example. Made up of particles 1/75,000th the width of a human hair, nano products, like our popular EAGLE ONE NANOWAX®, provide more dense coverage and adhere better than conventional particles, giving better protection, surface penetration and longer lasting results.

We couldn't compete without adhering to the tenets and goals of Responsible Care. We are proud of our product stewardship, and we will not make or sell any product that cannot be developed, handled, stored, transported, used or disposed of safely. Each day, we make progress in our efforts to introduce new products and services that reduce waste and promote sustainable business practices and to have a workplace dedicated to eliminating environmental, health, safety and security incidents. Our customers can feel assured that we place priority on environmental, health and safety compliance.

Our Vision—what we seek to become.

Our vision is to be a leading, global chemical company whose inspired and engaged employees add value to all we touch.

Our Mission—why we are here.

We satisfy our customers by delivering results through quality chemical products and services. Our desire to grow drives our passion to win in the marketplace. With a unified, low-cost operating structure, we'll remain competitive across every business and in every geographic region.

Our Values—who we are.

- We act with integrity and honesty.
- We focus on customer and shareholder success and compete to win.
- We recognize each person for the difference he or she makes.
- We drive innovation and results by understanding the market and its opportunities.
- We are committed to the values of responsibility, sustainability and transparency.
- We create safe and health-conscious work environments, require compliance and embrace environmental stewardship.

Our Operating Principles—how we work.

- We operate in compliance with the law and adhere to high ethical standards.
- We assess the impact on customers and society when making decisions.
- We are externally focused. Our businesses are defined by markets.
- We are process-centered. Our processes are designed to optimize global performance.
- Ashland leaders are first responsible to Ashland and second to a business, resource group or process.
- We are led by an Executive Committee that enforces our principles, sets our strategy and manages our capital.
- We are united by our common vision, mission, values and operating principles.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to __________

Commission file number 1-32532

ASHLAND INC.

Kentucky (State or other jurisdiction of incorporation or organization)	20-0865835 (I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Telephone Number (859) 815-3333

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange and Chicago Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

At March 31, 2006, the aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $5,033,392,163. In determining this amount, the Registrant has assumed that its directors and executive officers are affiliates. Such assumption shall not be deemed conclusive for any other purpose.

At October 31, 2006, there were 64,238,433 shares of Registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of Registrant's definitive Proxy Statement (the "Proxy Statement") for its January 25, 2007 Annual Meeting of Shareholders are incorporated by reference into Part III of this annual report on Form 10-K to the extent described herein.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

GENERAL

Ashland Inc. is a Kentucky corporation, with its principal executive offices located at 50 E. RiverCenter Boulevard, Covington, Kentucky 41011 (Mailing Address: 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391) (Telephone: (859) 815-3333). Ashland was organized in 2004 as the successor to a Kentucky corporation of the same name organized on October 22, 1936. The terms "Ashland" and the "Company" as used herein include Ashland Inc., its predecessors and its consolidated subsidiaries, except where the context indicates otherwise.

Ashland's businesses consist of four wholly owned segments: Ashland Performance Materials, Ashland Distribution, Valvoline and Ashland Water Technologies. Financial information about these segments for the three fiscal years ended September 30, 2006, is set forth on pages F-31 and F-32 of this annual report on Form 10-K.

Ashland Performance Materials is a worldwide manufacturer and supplier of specialty chemicals and customized services to the building and construction, packaging and converting, transportation, marine and metal casting industries. It is a technology leader in metal casting consumables and design services; unsaturated polyester and vinyl ester resins and gelcoats; and high-performance adhesives and specialty resins.

Ashland Distribution distributes chemicals, plastics and resins in North America and plastics in Europe. Ashland Distribution also provides environmental services. Suppliers include many of the world's leading chemical manufacturers. Ashland Distribution specializes in providing mixed truckloads and less-than-truckload quantities to customers in a wide range of industries.

Valvoline is a producer and marketer of premium packaged motor oil and automotive chemicals, including appearance products, antifreeze, filters and automotive fragrances. In addition, Valvoline is engaged in the "fast oil change" business through outlets operating under the Valvoline Instant Oil Change® name.

Ashland Water Technologies is a supplier of chemical and non-chemical water treatment solutions for industrial, municipal and commercial facilities. It provides industrial, commercial and institutional water treatments, wastewater treatment, pathogen control, paint and coating additives, pulp and paper processing and mining chemistries. In addition, it also provides boiler and cooling water treatments.

At September 30, 2006, Ashland and its consolidated subsidiaries had approximately 11,700 employees (excluding contract employees).

Available Information - Ashland's Internet address is *http://www.ashland.com.* There, Ashland makes available, free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as well as any beneficial ownership reports of officers and directors filed electronically on Forms 3, 4 and 5. All such reports will be available as soon as reasonably practicable after Ashland electronically files such material with, or furnishes such material to, the Securities and Exchange Commission ("SEC"). Ashland also makes available free of charge on its website, its Corporate Governance Guidelines; Board Committee Charters; Director Independence Standards; and its code of business conduct entitled "Business Responsibilities of an Ashland Employee" which applies to Ashland's directors, officers and employees. These documents are also available in print to any shareholder who requests them. Information contained on Ashland's website is not part of this annual report on Form 10-K and is not incorporated by reference in this document.

CORPORATE DEVELOPMENTS

Ashland's transportation and construction operations consisted of its wholly owned subsidiary Ashland Paving And Construction, Inc. (together with its subsidiaries, "APAC"). APAC performed asphalt and concrete contract construction work, including highway paving and repair, excavation and grading and bridge construction, and produced asphaltic and ready-mix concrete, crushed stone and other aggregate in the southern and mid-continent United States. On August 28, 2006, Ashland completed the sale of APAC to Oldcastle Materials, Inc. ("Oldcastle") (the "APAC Transaction"). The purchase price for APAC as of the date of the transaction was $1.30 billion in cash, which is subject to adjustment upon the final determination of certain closing balance sheet amounts. Expected net proceeds after taxes and fees is $1.23 billion, also subject to change based on the determination of the final adjusted purchase price and income tax effects. For additional information about the APAC Transaction, see Note D of "Notes to Consolidated Financial Statements" in this annual report on Form 10-K.

On June 30, 2005, Ashland completed the transfer of its 38% interest in Marathon Ashland Petroleum LLC ("MAP"), a former joint venture with Marathon Oil Corporation ("Marathon"), and two other Ashland businesses to Marathon (the "MAP Transaction"). For additional information about the MAP Transaction, see Note E of "Notes to Consolidated Financial Statements" in this annual report on Form 10-K.

ASHLAND PERFORMANCE MATERIALS

Ashland Performance Materials is a worldwide manufacturer and supplier of specialty chemicals and customized services to the building and construction, packaging and converting, transportation, marine and metal casting industries. It is a technology leader in metal casting consumables and design services; unsaturated polyester and vinyl ester resins and gelcoats; and high-performance adhesives and specialty resins. Ashland Performance Materials owns and operates 29 manufacturing facilities and participates in 10 manufacturing joint ventures in 15 countries. Ashland Performance Materials' businesses compete globally in selected niche markets, largely on the basis of technology and service. The number of competitors in the specialty chemical business varies from product to product, and it is not practical to identify such competitors because of the broad range of products and markets served by those products. However, many of Ashland Performance Materials' businesses hold proprietary technology, and Ashland believes it has a leading or strong market position in many of its specialty chemical products.

Composite Polymers - This business group manufactures and sells a broad range of corrosion-resistant, fire-retardant, general-purpose and high-performance grades of unsaturated polyester and vinyl ester resins and gelcoats for the reinforced plastics industry. Key markets include the transportation, construction and marine industries. This business group has manufacturing plants in Jacksonville and Fort Smith, Arkansas; Los Angeles, California; Bartow, Florida; Pittsburgh and Philadelphia, Pennsylvania; Johnson Creek, Wisconsin; Kelowna, British Columbia, and Mississauga, Ontario, Canada; Kunshan, China; Porvoo and Lahti, Finland; Sauveterre, France; Miszewo, Poland; Benicarlo, Spain; and, through separate joint ventures has manufacturing plants in Sao Paolo, Brazil and Jeddah, Saudi Arabia. This business group also manufactures products through an Ashland facility located in Changzhou, China.

Casting Solutions - This business group manufactures and sells metal casting chemicals worldwide, including sand-binding resin systems, refractory coatings, release agents, engineered sand additives and riser sleeves. This group also provides casting process modeling, core making process modeling and rapid prototyping services. This business group serves the global metal casting industry from eight owned and operated manufacturing sites located in Campinas, Brazil; Mississauga, Ontario, Canada; Changzhou, China; Milan, Italy; Alava, Cantabria, Spain; Kidderminster, England; and Cleveland East and Cleveland West, Ohio. Casting Solutions also has seven joint venture manufacturing facilities located in Vienna, Austria; Le Goulet, France; Bendorf and Wuelfrath, Germany; Ulsan, South Korea; Alvsjo, Sweden; and St. Gallen, Switzerland.

Specialty Polymers and Adhesives - This business group manufactures and sells adhesive solutions to the packaging and converting, building and construction, and transportation markets. Key technologies and markets include: acrylic polymers for pressure-sensitive adhesives; urethane adhesives for flexible packaging applications; hot melt adhesives for various packaging applications; emulsion polymer isocyanate adhesives for structural wood bonding; elastomeric polymer adhesives and butyl rubber roofing tapes for commercial roofing applications; polyurethane and epoxy structural adhesives for bonding fiberglass reinforced plastics, composites, thermoplastics and metals in automotive, recreational and industrial applications; specialty phenolic resins for paper impregnation and friction material bonding. The group has manufacturing plants in Calumet City, Illinois; Totowa, New Jersey; Ashland and Columbus, Ohio; White City, Oregon; and Kidderminster, England.

ASHLAND DISTRIBUTION

Ashland Distribution distributes chemicals, plastics and composite raw materials in North America and plastics in Europe. Deliveries are facilitated at locations in North America through a network of 68 owned or leased facilities, 59 third-party warehouses, rail terminals and tank terminals and 13 locations that perform contract packaging activities for Ashland Distribution. Distribution of thermoplastic resins in Europe is conducted in 13 countries primarily through 17 third-party warehouses and one owned warehouse. Each of Ashland Distribution's lines of business (chemicals, plastics, composites and environmental services) competes with national, regional and local companies throughout North America. The plastics distribution business also competes in Europe. Competition within each line of business is based primarily on price and reliability of supply. Ashland Distribution operates in the following major market segments:

Chemicals - Ashland Distribution distributes specialty and industrial chemicals, additives and solvents to industrial users in the United States, Canada, Mexico and Puerto Rico as well as some export operations. Markets served include the paint and coatings, personal care, inks, adhesives, polymer, rubber, industrial and institutional compounding, automotive, appliance and paper industries.

Plastics - Ashland Distribution offers a broad range of thermoplastic resins and specialties to processors in the United States, Canada, Mexico and Puerto Rico as well as some export operations. Processors include injection molders, extruders, blow molders and rotational molders. Ashland Distribution also provides plastic material transfer and packaging services and less-than-truckload quantities of packaged thermoplastics. Additionally, Ashland Distribution markets a broad range of thermoplastics to processors in Europe via distribution centers located in Belgium, Denmark, England, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Poland, Portugal, Spain and Sweden.

Composites - Ashland Distribution supplies mixed truckload and less-than-truckload quantities of polyester thermoset resins, fiberglass and other specialty reinforcements, catalysts and allied products to customers in the reinforced plastics and cultured marble industries through distribution facilities located throughout North America.

Environmental Services - Working in cooperation with chemical waste service companies, Ashland Distribution provides customers, including major automobile manufacturers, with collection, disposal and recycling of hazardous and non-hazardous waste streams. Services are offered through a North American network of more than 30 distribution centers, including 10 storage facilities that have been fully permitted by the United States Environmental Protection Agency ("USEPA").

VALVOLINE

Valvoline is a marketer of premium-branded automotive and commercial lubricants, automotive chemicals, automotive appearance products and automotive services, with sales in more than 100 countries. The Valvoline® trademark was federally registered in 1873 and is the oldest trademark for lubricating oil in the United States. Valvoline competes in the highly competitive automotive lubricants and consumer products car care businesses, principally through offering premium products and services, coupled with a focused brand strategy, advertising, sales promotion and superior distribution capabilities. Some of the major brands of motor oils and lubricants Valvoline competes globally with Havoline®, Castrol®, Pennzoil® and Quaker State®. In the "fast oil change" business, Valvoline competes with other leading independent fast lube chains on a national, regional or local basis as well as automobile dealers and service stations. Important competitive factors for Valvoline in the "fast oil change" market include Valvoline's brand recognition; maintaining market presence through Valvoline Instant Oil Change® and Valvoline Express Care® outlets; as well as quality of service, speed, location, convenience and sales promotion.

Valvoline markets the following key brands of products and services to the private passenger car, light truck and heavy duty markets. Valvoline® lubricants; Valvoline Professional Series® automotive chemicals; EagleOne® automotive appearance products; AroMetrics™ automotive air freshening products; Zerex® antifreeze; Pyroil® automotive chemicals; MaxLife® automotive products for vehicles with 75,000 miles or more; Car Brite® automotive reconditioning products; Premium Blue® commercial lubricants and Valvoline Instant Oil Change® automotive services.

In North America, Valvoline is comprised of the following core business groups:

Do It Yourself ("DIY") - The DIY business group sells Valvoline products to consumers who perform their own auto maintenance through retail auto parts stores, mass merchandisers and warehouse distributors and their affiliated jobber stores such as NAPA and Carquest.

Do It For Me ("DIFM") - The DIFM business group consists of two units, Distribution Sales and Valvoline Instant Oil Change® ("VIOC"). The Distribution Sales business unit sells branded products and services to installers (such as car dealers, general repair shops and quick lubes) and to auto auctions through a network of independent distributors and company-owned and operated "direct market" operations. This business also includes distribution to quick lubes branded "Valvoline Express Care®," which consists of 401 independently owned and operated stores. The DIFM business group also has a strategic alliance with Cummins Inc. ("Cummins") to distribute heavy duty lubricants to the commercial market. The VIOC chain is one of the largest competitors in the U.S. "fast oil change" service business, providing Valvoline with a significant presence in the DIFM segment of the passenger car and light truck motor oil market. As of September 30, 2006, 287 company-owned and 482 independently owned and operated franchise centers were operating in 39 states. VIOC has continued its customer service innovation through its upgraded and enhanced preventive maintenance tracking system for consumers and fleet operators. This computer-based system maintains service records on all customer vehicles and contains a database on most car models, which allows service technicians to make service recommendations based primarily on manufacturer's recommendations.

Outside North America, Valvoline is comprised of one core business group:

Valvoline International - Valvoline International markets Valvoline and EagleOne branded products through wholly-owned affiliates, joint ventures, licensees and independent distributors in more than 100 countries. The profitability of the business is dispersed geographically, with more than half of the profit coming from mature markets in Europe and Australia. There are smaller, rapidly growing businesses in the emerging markets of China, India and Mexico, including joint ventures with Cummins in India and China. Valvoline International markets lubricants for consumer vehicles and heavy duty engines and equipment and is served by company-owned plants in the United States, Australia and the Netherlands and by toll manufacturers.

ASHLAND WATER TECHNOLOGIES

Ashland Water Technologies is a supplier of chemical and non-chemical water treatment solutions for industrial, municipal and commercial facilities. It provides industrial, commercial and institutional water treatments, wastewater treatment, pathogen control, paint and coating additives, pulp and paper processing and mining chemistries. In addition, it also provides boiler and cooling water treatments; fuel treatments; welding, refrigerant and sealing products; and fire-fighting, safety and rescue products and services for the merchant marine industry. Ashland Water Technologies owns and operates 13 manufacturing facilities in 12 countries and participates in four joint ventures. Ashland Water Technologies' diverse spectrum of products competes globally in niche markets. The number of competitors varies from product to product and markets served.

Drew Industrial - This business group provides specialized chemicals and consulting services for the treatment of boiler water, cooling water, steam, fuel and waste streams. It also supplies process chemicals and technical services to the pulp and paper, food and mining industries and additives to manufacturers of paint and latex. It conducts operations throughout North America, Europe and the Far East and has manufacturing plants in Kearny, New Jersey; Houston, Texas; Chester Hill, Australia; Ajax, Ontario, Canada; Nanjing, China; Somercotes, England; Viiala, Finland; and Singapore; and, through separate joint ventures, has production facilities in Seoul, South Korea and Navi Mumbai, India.

Drew Marine - This business group provides technical products and shipboard services for the world's merchant marine fleet. Comprehensive programs include water and fuel treatment; maintenance, including specialized cleaners, welding and refrigerant products and sealants, and fire fighting, safety and rescue products and services.

Environmental and Process Solutions - This business group was formed in May 2006 when Ashland acquired the water treatment business of Degussa A.G. The group offers specialty chemicals that provide environmentally friendly, high-performance dispersion and flocculation for applications in many industries, including municipal or industrial waste water treatment; chemical; and paper, mining and petroleum industries. The business group markets under the following brands: PRAESTOL® flocculants, POLYSTABIL® and TALLOFIN® dispersants and antiscalants, ANTISPUMIN® defoamers and PRAESTARET® retention systems. This business group has manufacturing facilities in Greensboro, North Carolina; Americana, Brazil; Beijing, China; Krefeld, Germany; and Perm, Russia.

APAC

Ashland's transportation and construction operations ceased as of August 28, 2006, upon the sale of APAC to Oldcastle. For additional information about the APAC Transaction, including its accounting treatment as a discontinued operation, see Note D to "Notes to Consolidated Financial Statements" in this annual report on Form 10-K.

Under Ashland's ownership, the APAC group of companies was one of the nation's largest transportation construction contractors and a major supplier of construction materials. APAC performed construction work, such as paving, repairing and resurfacing highways, streets, airports, residential and commercial developments, sidewalks and driveways, and grading and base work. In addition, it performed a number of services such as excavation and site work for the construction of bridges, other structures, drainage facilities and underground utilities for public and private projects. APAC conducted its business through 25 market-focused business units and a Major Projects Group operating in 14 southern and mid-continent states. These business units provided construction services and materials throughout the regions in which they operated.

Prior to the APAC Transaction, approximately 76% of APAC's sales and operating revenues were construction revenues, with the remaining 24% coming from sales of construction materials. Approximately 83% of APAC's construction revenues were derived directly from highway and other public sector sources, with the remaining 17% coming from industrial and commercial customers and private developers.

MISCELLANEOUS

Environmental Matters

Ashland has implemented a companywide environmental policy overseen by the Environmental, Health and Safety Committee of Ashland's Board of Directors. Ashland's Environmental, Health and Safety ("EH&S") department has the responsibility to ensure that Ashland's operating groups worldwide maintain environmental compliance in accordance with applicable laws and regulations. This responsibility is carried out via training; widespread communication of EH&S policies; information and regulatory updates; formulation of relevant policies, procedures and work practices; design and implementation of EH&S management systems; internal auditing by an independent auditing group; monitoring of legislative and regulatory developments that may affect Ashland's operations; assistance to the operating divisions in identifying compliance issues and opportunities for voluntary actions that go beyond compliance; and incident response planning and implementation.

Federal, state and local laws and regulations relating to the protection of the environment have a significant impact on how Ashland conducts its businesses. Ashland's operations outside the United States are subject to the environmental laws of the countries in which they are located. These laws include regulation of air emissions and water discharges, waste handling, remediation and product inventory/registration/regulation. New laws are being enacted and regulations are being adopted by various regulatory agencies globally, and the costs of compliance with these new rules cannot be estimated until the manner in which they will be implemented has been more precisely defined.

At September 30, 2006, Ashland's reserves for environmental remediation amounted to $199 million, reflecting Ashland's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are reasonably estimable, without regard to any third-party recoveries. Engineering studies, probability techniques, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated reserves for environmental remediation. Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the costs. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Although it is not possible to predict with certainty the ultimate costs of environmental remediation, Ashland currently estimates that the upper end of the reasonably possible range of future costs for identified sites could be as high as approximately $310 million. Ashland does not believe that any current individual remediation location is material to Ashland, as its largest reserve for any site is less than 10% of Ashland's total remediation reserve. Ashland regularly adjusts its reserves as environmental remediation continues. Environmental remediation expense amounted to $57 million in 2006, compared to $52 million in 2005 and $7 million in 2004.

Air - In the United States, the Clean Air Act (the "CAA") imposes stringent limits on air emissions, establishes a federally mandated operating permit program, and allows for civil and criminal enforcement actions. Additionally, it establishes air quality attainment deadlines and control requirements based on the severity of air pollution in a given geographical area. Various state clean air acts implement, complement and, in some instances, add to the requirements of the federal CAA. The requirements of the CAA and its state counterparts have a significant impact on the daily operation of Ashland's businesses and, in many cases, on product formulation and other long-term business decisions. Other countries where Ashland operates also have laws and regulations relating to air quality. Ashland's businesses maintain numerous permits pursuant to these clean air laws.

The USEPA has begun to implement more stringent ozone and particulate matters standards, and is requiring state and local air agencies to submit their plans to meet the ozone and particulate matters standards by 2007 and 2008, respectively. Until the state and local air agencies determine what strategies they will use to meet these standards, it is not possible to estimate any potential financial impact that the revised standards may have on Ashland's operations.

Water - Ashland's businesses maintain numerous discharge permits. In the United States, such permits may be required by the National Pollutant Discharge Elimination System of the Clean Water Act and similar state programs. Other countries have similar laws and regulations requiring permits and controls.

Solid Waste - Ashland's businesses are subject to various laws around the world relating to and establishing standards for the management of hazardous and solid waste. In the United States, the Resource Conservation and Recovery Act ("RCRA") applies. While many U.S. facilities are subject to the RCRA rules governing generators of hazardous waste, certain facilities also have hazardous waste storage permits. Ashland has implemented systems to oversee compliance with the RCRA regulations and, where applicable, permit conditions. In addition to regulating current waste disposal practices, RCRA also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the storage of regulated substances in underground tanks. Other countries where Ashland operates also have laws and regulations relating to hazardous and solid waste.

Remediation - Ashland currently operates, and in the past has operated, various facilities where, during the normal course of business, releases of hazardous substances have occurred. Federal and state laws, including but not limited to RCRA and various remediation laws, require that contamination caused by such releases be assessed and, if necessary, remediated to meet applicable standards. Laws in other jurisdictions where Ashland operates require that contamination caused by such releases at these sites be assessed and, if necessary, remediated to meet applicable standards.

Product Control, Registration and Inventory - Many of Ashland's products and operations in the United States are subject to the Toxic Substance Control Act, the Food, Drug and Cosmetics Act, the Chemical Diversion and Trafficking Act, the Chemical Weapons Convention and other product-related regulations. Other countries have similar laws.

Research

Ashland conducts a program of research and development to invent and improve products and processes and to improve environmental controls for its existing facilities. Research and development costs are expensed as they are incurred and totaled $48 million in 2006 ($45 million in 2005 and $43 million in 2004).

Forward-Looking Statements

This annual report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "anticipates," "believes," "estimates," "expects," "is likely," "predicts," and variations of such words and similar expressions are intended to identify such forward-looking statements. Although Ashland believes that its expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such statements will be achieved. Important factors that could cause actual results to differ materially from those contained in such statements are discussed under "Use of estimates, risks and uncertainties" in Note A of "Notes to Consolidated Financial Statements" in this annual report on Form 10-K. For a discussion of other factors and risks affecting Ashland's operations, see "Item 1A. Risk Factors" in this annual report on Form 10-K.

ITEM 1A. RISK FACTORS

The following discussion of "risk factors" identifies the most significant factors that may adversely affect our business, operations, financial position or future financial performance. This information should be read in conjunction with Management's Discussion and Analysis (MD&A) and the consolidated financial statements and related notes incorporated by reference into this report. The following discussion of risks is not all-inclusive, but is designed to highlight what we believe are important factors to consider when evaluating our expectations. These factors could cause our future results to differ from those in forward-looking statements and from historical trends.

Several of Ashland's businesses are cyclical in nature, and economic downturns or declines in demand, particularly for certain durable goods, may negatively impact its revenues and profitability.

The profitability of Ashland is susceptible to downturns in the economy, particularly in those segments related to durable goods, including the housing, construction, automotive and marine industries. Both overall demand for Ashland's products and services and its profitability will likely change as a direct result of an economic recession, inflation, changes in hydrocarbon (and its derivatives) and other raw materials prices, or changes in governmental monetary or fiscal policies.

Ashland may not be able to successfully redeploy the proceeds of the MAP Transaction in a value-creating manner.

Ashland may not be able to successfully redeploy the MAP Transaction proceeds in a manner that will generate value for its shareholders. To the extent that the proceeds of the MAP Transaction are used for business acquisitions, there is a risk that the acquisition will fail to provide expected returns to Ashland's shareholders. In addition, the process of integrating acquired operations into Ashland's existing operations may result in unforeseen difficulties. Those difficulties might reduce Ashland's profitability and delay the expected benefits of integrating any acquisition.

Ashland's implementation of its SAP™ enterprise resource planning ("ERP") project has the potential for business interruption and associated adverse impact on operating results.

In 2004, Ashland initiated a multi-year ERP project that is expected to be implemented domestically and in most international locations to achieve increased efficiency and effectiveness in supply chain, financial and environmental, health and safety processes. In October 2005, Ashland successfully completed the implementation of the ERP system in Canada. In October 2006, this ERP system was successfully implemented for Valvoline's U.S. operations and certain corporate functions. While extensive planning is underway to support a smooth implementation of the ERP system, such implementations carry substantial risk, including the potential for business interruption and associated adverse impacts on operating results.

Failure of Ashland to successfully complete implementation of its Supply Chain Optimization Project could adversely impact Ashland's results of operations and cash flows.

Ashland has been undergoing a major process initiative designed to optimize its supply chain function. By integrating the supply chain function and creating more efficient, customer responsive processes including source-to-pay, plan-to-deliver and order-to-cash, Ashland can lower costs, while increasing service levels and customer satisfaction. The Supply Chain Optimization Project is, in part, dependent upon the successful execution of the ERP project discussed in the preceding risk factor. The implementation of the Supply Chain Optimization Project also carries substantial risk, including the potential for business interruption and associated adverse impacts on operating results.

Ashland may not be able to pass through increases in raw material costs, which may impair its competitive position and reduce its profitability.

Rising and volatile raw material prices, especially those of hydrocarbon derivatives, may negatively impact Ashland's costs. Ashland is not always able to raise prices in response to such increased costs, and its ability to pass on the costs of such price increases is dependent upon market conditions. Therefore, such increases in costs could impair Ashland's competitive position in certain markets and reduce its profitability.

Ashland is responsible for, and has financial exposure to, liabilities from pending and threatened claims, including those alleging personal injury caused by exposure to asbestos, which could reduce Ashland's cash flows and profitability and could impair its financial condition.

There are various claims, lawsuits and administrative proceedings pending or threatened against Ashland and its current and former subsidiaries. Such actions are with respect to commercial matters, product liability, toxic tort liability and other environmental matters which seek remedies or damages, some of which are for substantial amounts. While these actions are being contested, their outcome is not predictable.

In addition, Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Such claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation ("Riley"), a former subsidiary of Ashland. Although Riley was neither a producer nor a manufacturer of asbestos, its industrial boilers contained some asbestos-containing components provided by other companies. As a result of the transactions, Ashland is responsible for, and has financial exposure to, these liabilities, which could reduce Ashland's cash flows and profitability and impair its financial condition.

Ashland has incurred and may incur substantial operating costs and capital expenditures as a result of environmental and health and safety liabilities and requirements, which could reduce Ashland's profitability.

Ashland is subject to various U.S. and foreign laws and regulations relating to environmental protection and worker health and safety. These laws and regulations regulate discharges of pollutants into the air and water, the management and disposal of hazardous substances and the cleanup of contaminated properties. The costs of complying with these laws and regulations can be substantial and may increase as applicable requirements become more stringent and new rules are implemented. If Ashland violates the requirements of these laws and regulations, it may be forced to pay substantial fines, to complete additional costly projects, or to modify or curtail its operations to limit contaminant emissions.

Ashland is responsible for, and has financial exposure to, substantially all of the environmental liabilities and other liabilities of Ashland and its subsidiaries. Ashland has investigated and remediated a number of its current and former properties. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated reserves for environmental remediation. Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the costs. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites.

Provisions of Ashland's articles of incorporation and by-laws and Kentucky law could deter takeover attempts that some shareholders may consider desirable, which could adversely affect Ashland's stock price.

Provisions of Ashland's articles of incorporation and by-laws could make acquiring control of Ashland without the support of its Board of Directors difficult for a third party, even if the change of control might be beneficial to Ashland shareholders. Ashland's articles of incorporation and by-laws contain:

- provisions relating to the classification, nomination and removal of its directors;

- provisions limiting the right of shareholders to call special meetings of its Board of Directors and shareholders;
- provisions regulating the ability of its shareholders to bring matters for action at annual meetings of its shareholders; and
- the authorization given to its Board of Directors to issue and set the terms of preferred stock.

Ashland's articles of incorporation and the laws of Kentucky impose some restrictions on mergers and other business combinations between Ashland and any beneficial owner of 10% or more of the voting power of its outstanding common stock. The existence of these provisions may deprive shareholders of any opportunity to sell their shares at a premium over the prevailing market price for Ashland common stock. The potential inability of Ashland shareholders to obtain a control premium could adversely affect the market price for its common stock.

Ashland may issue preferred stock whose terms could adversely affect the voting power or value of its common stock.

Ashland's articles of incorporation authorizes it to issue, without the approval of its shareholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over its common stock respecting dividends and distributions, as its Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of Ashland's common stock. For example, Ashland could grant holders of preferred stock the right to elect some number of its directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Ashland could assign to holders of preferred stock could affect the residual value of its common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Ashland's corporate headquarters, which is leased, is located in Covington, Kentucky. Principal offices of other major operations are located in Dublin, Ohio (Ashland Distribution and Ashland Performance Materials); Boonton, New Jersey (Ashland Water Technologies); Lexington, Kentucky (Valvoline); and Russell, Kentucky (Administrative Services). All of these offices are leased, except for the Russell office and two buildings in Dublin, Ohio, which are owned. Principal manufacturing, marketing and other materially important physical properties of Ashland and its subsidiaries are described under the appropriate segment under "Item 1" in this annual report on Form 10-K. Additional information concerning certain leases may be found in Note I of "Notes to Consolidated Financial Statements" in this annual report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

Asbestos-Related Litigation - Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Such claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation ("Riley"), a former subsidiary. Although Riley was neither a producer nor a manufacturer of asbestos, its industrial boilers contained some asbestos-containing components provided by other companies.

The majority of lawsuits filed involve multiple plaintiffs and multiple defendants, with the number of defendants in many cases exceeding 100. The monetary damages sought in the asbestos-related complaints that have been filed in state or federal courts vary as a result of jurisdictional requirements and practices, though the vast majority of these complaints either do not specify monetary damages sought or merely recite that the monetary damages sought meet or exceed the required jurisdictional minimum in which the complaint was filed. Plaintiffs have asserted specific dollar claims for damages in approximately 5% of the 49,800 active lawsuits pending as of September 30, 2006. In these active lawsuits, approximately 0.4% of the active lawsuits involve claims between $0 and $100,000; approximately 1.6% of the active lawsuits involve claims between $100,000 and $1 million; less than 1% of the active lawsuits involve claims between $1 million and $5 million; less than 0.2% of the active lawsuits involve claims between $5 million and $10 million; less than 2% of the active lawsuits involve claims between $10 million and $15 million; and less than .02% of the active lawsuits involve claims between $15 million and $100 million. The variability of requested damages, coupled with the actual experience of resolving claims over an extended period, demonstrates that damages requested in any particular lawsuit or complaint bear little or no relevance to the merits or disposition value of a particular case. Rather, the amount potentially recoverable by a specific plaintiff or group of plaintiffs is determined by other factors such as product identification or lack thereof, the type and severity of the disease alleged, the number and culpability of other defendants, the impact of bankruptcies of other companies that are co-defendants in claims, specific defenses available to certain defendants, other potential causative factors and the specific jurisdiction in which the claim is made.

For additional information regarding liabilities arising from asbestos-related litigation, see "Management's Discussion and Analysis - Application of Critical Accounting Policies - Asbestos-related litigation" and Note P of "Notes to Consolidated Financial Statements" in this annual report on Form 10-K.

Foundry Class Action - In response to an investigation by the United States Department of Justice that was closed in 2006 without criminal or civil allegations being made by the government, several foundry owners have filed lawsuits seeking class action status for classes of customers of foundry resins manufacturers such as Ashland. These cases have been consolidated for pretrial purposes in the United States District Court, Southern District of Ohio. Ashland will vigorously defend these civil actions.

Environmental Proceedings - Under the federal Comprehensive Environmental Response Compensation and Liability Act (as amended) and similar state laws, Ashland may be subject to joint and several liability for clean-up costs in connection with alleged releases of hazardous substances at sites where it has been identified as a "potentially responsible party" ("PRP"). As of September 30, 2006, Ashland had been named a PRP at 72 waste treatment or disposal sites. These sites are currently subject to ongoing investigation and remedial activities, overseen by the United States Environmental Protection Agency ("USEPA") or a state agency, in which Ashland is typically participating as a member of a PRP group. Generally, the type of relief sought includes remediation of contaminated soil and/or groundwater, reimbursement for past costs of site clean-up and administrative oversight and/or long-term monitoring of environmental conditions at the sites. The ultimate costs are not predictable with assurance.

For additional information regarding environmental matters and reserves, see "Management's Discussion and Analysis - Application of Critical Accounting Policies - Environmental remediation" and Note P of "Notes to Consolidated Financial Statements" in this annual report on Form 10-K.

Securities and Exchange Commission ("Commission") Settlement - On October 10, 2006, Ashland entered into a settlement of an administrative proceeding with the Commission, concluding an investigation into adjustments that reduced Ashland's environmental remediation reserves for certain sites for the fiscal years 1999 and 2000. These adjustments to environmental reserves totaled $12.2 million in 1999 and $12.6 million in 2000. Pursuant to the settlement, Ashland agreed as part of a cease and desist order, without admitting or denying any liability, not to violate certain provisions of the federal securities laws and to establish or continue various policies and procedures in connection with the determination of its environmental reserves. The settlement is subject to approval by the Commission.

MTBE Litigation - Ashland is a defendant along with many other companies in approximately 30 cases alleging methyl tertiary-butyl ether ("MTBE") contamination in groundwater. All of these cases have been consolidated in a multi-district litigation in the Southern District of New York for preliminary proceedings. The plaintiffs generally are water providers or governmental authorities and they allege that refiners, manufacturers and sellers of gasoline containing MTBE are liable for manufacturing a defective product and that owners and operators of retail gasoline sites have allowed MTBE to be discharged into the groundwater. Ashland's potential liability relates to gasoline containing MTBE allegedly produced and sold by Ashland, or one or more of its subsidiaries, in the period prior to the formation of Marathon Ashland Petroleum LLC ("MAP"). Ashland only distributed MTBE or gasoline containing MTBE in a limited number of states and has been dismissed in a number of cases in which it was established that Ashland did not market MTBE or gasoline containing MTBE in the state or region at issue. Many MTBE cases allege class action status and seek punitive damages or treble damages under a variety of statutes and theories. The potential impact of these cases and any future similar cases is uncertain. Ashland will vigorously defend these actions.

Other Legal Proceedings - In addition to the matters described above, there are various claims, lawsuits and administrative proceedings pending or threatened against Ashland and its current and former subsidiaries. Such actions are with respect to commercial matters, product liability, toxic tort liability and other environmental matters, which seek remedies or damages, some of which are for substantial amounts. While these actions are being contested, their outcome is not predictable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended September 30, 2006.

ITEM X. EXECUTIVE OFFICERS OF ASHLAND

The following is a list of Ashland's executive officers, their ages and their positions and offices during the last five years (listed alphabetically after the Chief Executive Officer as to current members of Ashland's Executive Committee and other executive officers).

JAMES J. O'BRIEN (age 52) is Chairman of the Board, Chief Executive Officer and Director of Ashland, and has served in such capacities since 2002. During the past five years, he has also served as President, Chief Operating Officer, Senior Vice President and Group Operating Officer of Ashland, and as President of Valvoline.

DAVID L. HAUSRATH (age 54) is Senior Vice President and General Counsel and has served in such capacities since 2004 and 1999, respectively. During the past five years, he has also served as Secretary and Vice President of Ashland.

J. MARVIN QUIN (age 59) is Senior Vice President and Chief Financial Officer of Ashland and has served in such capacities since 1992.

GARY A CAPPELINE* (age 57) was Senior Vice President of Ashland and served in such capacity from February 2004 until October 2006. During the past five years, he has also served as President and Chief Operating Officer, Chemical Sector, Group Operating Officer and Vice President of Ashland; President of Ashland Specialty Chemical Company; and as a chemical industry partner at Bear Stearns Merchant Bank. Mr. Cappeline ceased to be an executive officer of Ashland effective October 9, 2006.

LAMAR M. CHAMBERS (age 51) is Vice President and Controller of Ashland and has served in such capacities since 2004. During the past five years, he has also served as Senior Vice President - Finance & Administration of APAC.

SUSAN B. ESLER (age 45) is Vice President - Human Resources and Communications of Ashland and has served in such capacity since October 2006. During the past five years, she has also served as Vice President - Human Resources, and Director of Corporate Human Resources of Ashland.

THEODORE L. HARRIS (age 41) is Vice President of Ashland and President of Ashland Distribution and has served in such capacities since October 2006. During the past five years, he has also served as Vice President and General Manager of the Composite Polymers Division, and as a general manager, food ingredients division for FMC Corporation.

SAMUEL J. MITCHELL, JR. (age 45) is Vice President of Ashland and President of Ashland Consumer Markets and has served in such capacities since 2002. During the past five years, he has also served as President of Valvoline and Vice President and General Manager of Valvoline Retail Business.

R. KIRK RANDOLPH* (age 43) was Vice President of Ashland and President of APAC, and served in such capacities from September 2005 until August 2006. During the past five years, he has also served as Vice President - Design/Build, Vice President of Operations Support, and Regional Vice President of APAC. Mr. Randolph resigned from Ashland effective August 28, 2006, as a result of the APAC Transaction.

PETER H. RIJNEVELDSHOEK (age 54) is Vice President of Ashland and President of Ashland Europe and has served in such capacities since October 2006. During the past five years, he has also served as Senior Vice President, Performance Materials (formerly Thermoset Resins), Vice President Europe, Asia and Africa, Drew Industrial Division, and Director European Shared Business Services.

MICHAEL J. SHANNON (age 46) is Vice President of Ashland and President of Ashland Global Supply Chain and has served in such capacities since January and October 2006, respectively. During the past five years, he has also served as Executive Vice President, Global Supply Chain, Senior Vice President, Performance Materials (formerly Thermoset Resins) and Vice President and General Manager of the Petrochemical Division and the Engineering Department.

WALTER H. SOLOMON (age 46) is Vice President and Chief Growth Officer of Ashland and has served in such capacities since 2005. During the past five years, he has also served as Senior Vice President and General Manager, Retail Business of Valvoline, and as President and Chief Executive Officer of Connectmail, Ltd.

FRANK L. WATERS (age 45) is Vice President of Ashland and President of Ashland Water Technologies and Ashland Performance Materials and has served in such capacities since 2002 and October 2006, respectively. During the past five years, he has also served as President of Ashland Distribution and Vice President and General Manager of Ashland Plastics - Europe.

*Messrs. Cappeline and Randolph were executive officers of Ashland during the fiscal year ended September 30, 2006; however, they are no longer serving as executive officers of Ashland.

Each executive officer is elected by the Board of Directors of Ashland to a term of one year, or until a successor is duly elected, at the annual meeting of the Board of Directors, except in those instances where the officer is elected other than at an annual meeting of the Board of Directors, in which case his or her tenure will expire at the next annual meeting of the Board of Directors unless the officer is re-elected.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

For information relating to equity compensation plans required by Item 201(d) of Regulation S-K, see Item 12 in this annual report on Form 10-K.

See Quarterly Financial Information on page F-33 for information relating to market price and dividends of Ashland's Common Stock.

At November 20, 2006, there were approximately 14,400 holders of record of Ashland's Common Stock. Ashland Common Stock is listed on the New York and Chicago stock exchanges (ticker symbol ASH) and has trading privileges on the Boston, National (formerly Cincinnati Stock Exchange), Pacific and Philadelphia stock exchanges.

There were no sales of unregistered securities required to be reported under Item 701 of Regulation S-K.

The following table summarizes information regarding purchases of Ashland Common Stock by Ashland during the fourth quarter of fiscal 2006.

Issuer Purchases of Equity Securities (1)

Period	Total number of shares purchased	Average price paid per share, including commission	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(a)	(b)	(c)	(d)
July 1 - July 31	0	0	0	$209,068,589
August 1 - August 31	1,190,200	$63.18	1,190,200	$133,866,021
September 1 - September 30	3,078,700	$62.52	3,078,700	6,069,800 shares
Total	4,268,900	$62.70	4,268,900	6,069,800 shares

(1) During the quarter ended September 30, 2006, Ashland repurchased shares of Ashland Common Stock (the "Shares") pursuant to publicly announced programs. Prior to September 14, 2006, Shares were repurchased pursuant to a stock repurchase program originally announced on July 21, 2005, in an amount of $270 million. After repurchasing $196 million in Shares under the original authorization, Ashland announced on January 25, 2006, that the authorization had been increased by an additional $176 million, to a total of $250 million at that time. As of September 14, 2006, Ashland had completed all repurchases to be made under that program.

On September 14, 2006, Ashland announced a new program under which it is authorized to repurchase a total of 7 million Shares. Shares repurchased by Ashland between September 15 and September 30, 2006, were made pursuant to this new program.

ITEM 6. SELECTED FINANCIAL DATA

See Five-Year Selected Financial Information on page F-34.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See Management's Discussion and Analysis of Financial Condition and Results of Operations on pages M-1 through M-11.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Quantitative and Qualitative Disclosures about Market Risk on page M-12.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and financial schedule of Ashland presented in this annual report on Form 10-K are listed in the index on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures - As of September 30, 2006, Ashland, under the supervision and with the participation of Ashland's management, including Ashland's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Ashland's disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of September 30, 2006.

Internal Control - See Management's Report on Internal Control Over Financial Reporting on page F-2 and Report of Independent Registered Public Accounting Firm on page F-3.

Changes in Internal Control Over Financial Reporting - There has been no change in Ashland's internal control over financial reporting during the quarter ended September 30, 2006, that has materially affected, or is reasonably likely to materially affect, Ashland's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

There is hereby incorporated by reference the information to appear under the captions "Election of Directors" and "Miscellaneous - Section 16(a) Beneficial Ownership Reporting Compliance" in Ashland's definitive Proxy Statement, which will be filed with the SEC within 120 days after September 30, 2006. See also the list of Ashland's executive officers and related information under "Executive Officers of Ashland" in Part I - Item X in this annual report on Form 10-K.

There is hereby incorporated by reference the information to appear under the caption "Audit Committee Report" regarding Ashland's audit committee financial experts, as defined under Item 401 of Regulation S-K of the Securities Exchange Act of 1934, as amended, in Ashland's Proxy Statement.

There is hereby incorporated by reference the information to appear under the caption "Corporate Governance - Shareholder Nominations of Directors" in Ashland's Proxy Statement.

There is hereby incorporated by reference the information to appear under the caption "Corporate Governance - Governance Principles" in Ashland's Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

There is hereby incorporated by reference the information to appear under the captions "Executive Compensation," "Compensation of Directors" and "Corporate Governance - Personnel and Compensation Committee Interlocks and Insider Participation" in Ashland's Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

There is hereby incorporated by reference the information to appear under the captions "Ashland Common Stock Ownership of Directors and Certain Officers of Ashland" and "Ashland Common Stock Ownership of Certain Beneficial Owners" in Ashland's Proxy Statement.

The following table summarizes the equity compensation plans under which Ashland Common Stock may be issued as of September 30, 2006. Except as disclosed in the narrative to the table, all plans were approved by shareholders of Ashland.

Equity Compensation Plans

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders..	2,600,732	$41.56	4,761,679 (2)
Equity compensation plans not approved by security holders....................................	909 (1)	$39.58	1,000,000 (3)
Total..................................	2,601,641	$41.56	5,761,679

(1) The Ashland Inc. Stock Option Plan for Employees of Joint Ventures was not approved by Ashland's shareholders. This plan was approved by Ashland's Board of Directors on September 17, 1998, and was specifically designed to grant stock options and/or SARs to employees of joint ventures in which Ashland has an interest. There are currently no shares reserved for future issuance under this plan. The Board of Directors authorized the issuance of the shares at the time the stock options were granted. The stock options listed in the table above were granted to certain MAP employees. All stock options and SARs granted under this plan expired on November 19, 2005, except for grants made to employees who have been reemployed by Ashland.

(2) Includes 3,992,500 shares available for issuance under the 2006 Ashland Inc. Incentive Plan, 403,229 shares available for issuance under the Deferred Compensation Plan for Employees, and 365,950 shares available for issuance under the Deferred Compensation Plan for Non-Employee Directors.

(3) Includes 500,000 shares available for issuance under the Deferred Compensation Plan for Employees (2005) and 500,000 shares available for issuance under the Deferred Compensation Plan for Non-Employee Directors (2005). Because these plans are not equity compensation plans as defined by the rules of the New York Stock Exchange, neither plan required approval by Ashland's shareholders. The plans were approved by Ashland's Board of Directors on November 4, 2004, and became effective January 1, 2005. The plans provide an opportunity to defer amounts of specified types of compensation as a means of saving for retirement and other purposes.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There is hereby incorporated by reference the information to appear under the caption "Corporate Governance - Certain Relationships and Transactions" in Ashland's Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

There is hereby incorporated by reference the information with respect to principal accountant fees and services to appear under the captions "Ratification of Auditors" and "Audit Committee Report" in Ashland's Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report

(1) and (2) Financial Statements and Financial Schedule

(3) See Item 15(b) in this annual report on Form 10-K

The consolidated financial statements and financial schedule of Ashland presented in this annual report on Form 10-K are listed in the index on page F-1.

(b) Documents required by Item 601 of Regulation S-K

3.1 - Third Restated Articles of Incorporation of Ashland effective May 17, 2006 (filed as Exhibit 3(i) to Ashland's Form 10-Q for the quarter ended June 30, 2006, and incorporated herein by reference).

3.2 - By-laws of Ashland, effective as of June 30, 2005 (filed as Exhibit 3(ii) to Ashland's Form 10-Q for the quarter ended June 30, 2005, and incorporated herein by reference).

4.1 - Ashland agrees to provide the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of Ashland and all of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the SEC.

4.2 - Indenture, dated as of August 15, 1989, as amended and restated as of August 15, 1990, between Ashland and Citibank, N.A., as Trustee (filed as Exhibit 4.2 to Ashland's annual report on Form 10-K for the fiscal year ended September 30, 2001, and incorporated herein by reference).

The following Exhibits 10.1 through 10.20 are contracts or compensatory plans or arrangements or management contracts required to be filed as exhibits pursuant to Items 601(b)(10)(ii)(A) and 601(b)(10)(iii)(A) and (B) of Regulation S-K.

10.1 - Ashland Inc. Deferred Compensation Plan for Non-Employee Directors (filed as Exhibit 10.5 to Ashland's Form 10-Q for the quarter ended December 31, 2004, and incorporated herein by reference).

10.2 - Ashland Inc. Deferred Compensation Plan (filed as Exhibit 10.3 to Ashland's Form 10-Q for the quarter ended December 31, 2004, and incorporated herein by reference).

10.3 - Ashland Inc. Deferred Compensation Plan for Employees (2005) (filed as Exhibit 10 to Ashland's Form 10-Q for the quarter ended March 31, 2005, and incorporated herein by reference).

10.4 - Amendment No. 1 to Ashland Inc. Deferred Compensation Plan for Employees (2005) (filed as Exhibit 10.4 to Ashland's annual report on Form 10-K for fiscal year ended September 30, 2005, and incorporated herein by reference).

10.5 - Ashland Inc. Deferred Compensation Plan for Non-Employee Directors (2005) (filed as Exhibit 10.6 to Ashland's Form 10-Q for the quarter ended December 31, 2004, and incorporated herein by reference).

10.6 - Eleventh Amended and Restated Ashland Inc. Supplemental Early Retirement Plan for Certain Employees (filed as Exhibit 10.2 to Ashland's Form 10-Q for the quarter ended December 31, 2004, and incorporated herein by reference).

10.7 - Amendment No. 1 to Eleventh Amended and Restated Ashland Inc. Supplemental Early Retirement Plan for Certain Employees (filed as Exhibit 10.7 to Ashland's annual report on Form 10-K for fiscal year ended September 30, 2005, and incorporated herein by reference).

10.8 - Ashland Inc. Salary Continuation Plan (filed as Exhibit 10.5 to Ashland's annual report on Form 10-K for the fiscal year ended September 30, 2002, and incorporated herein by reference).

10.9 - Form of Ashland Inc. Executive Employment Contract between Ashland Inc. and certain executives of Ashland (filed as Exhibit 10.1 to Ashland's Form 8-K filed on September 25, 2006, and incorporated herein by reference).

10.10 - Form of Indemnification Agreement between Ashland Inc. and members of its Board of Directors (filed as Exhibit 10.10 to Ashland's annual report on Form 10-K for fiscal year ended September 30, 2005, and incorporated herein by reference).

10.11 - Ashland Inc. Nonqualified Excess Benefit Pension Plan - 2003 Restatement (filed as Exhibit 10.1 to Ashland's Form 10-Q for the quarter ended December 31, 2004, and incorporated herein by reference).

10.12	-	Ashland Inc. Directors' Charitable Award Program (filed as Exhibit 10.11 to Ashland's annual report on Form 10-K for the fiscal year ended September 30, 2002, and incorporated herein by reference).
10.13	-	Ashland Inc. 1993 Stock Incentive Plan (filed as Exhibit 10.11 to Ashland's annual report on Form 10-K for the fiscal year ended September 30, 2000, and incorporated herein by reference).
10.14	-	Ashland Inc. 1997 Stock Incentive Plan (filed as Exhibit 10.14 to Ashland's annual report on Form 10-K for the fiscal year ended September 30, 2002, and incorporated herein by reference).
10.15	-	Amended and Restated Ashland Inc. Incentive Plan (filed as Exhibit 10.1 to Ashland's Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference).
10.16	-	2006 Ashland Inc. Incentive Plan (filed as Exhibit 10 to Ashland's Form 10-Q for the quarter ended December 31, 2005, and incorporated herein by reference).
10.17	-	Forms of Notice granting Stock Appreciation Rights Awards.
10.18	-	Form of Notice granting Restricted Stock Awards.
10.19	-	Form of Notice granting Nonqualified Stock Option Awards.
10.20	-	Letter Agreement between Ashland Inc. and Gary A. Cappeline regarding severance.
10.21	-	Five-Year, $350 Million Revolving Credit Agreement dated as of March 21, 2005 (filed as Exhibit 10.1 to Ashland's Form 8-K filed on March 24, 2005, and incorporated herein by reference).
10.22*	-	Master Agreement dated as of March 18, 2004, and Amendment No. 1 dated as of April 27, 2005, among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC and Marathon Ashland Petroleum LLC (filed as Exhibit 2.1 to Ashland's Form S-4/A dated and filed May 19, 2005, and incorporated herein by reference).
10.23*	-	Amended and Restated Tax Matters Agreement dated April 27, 2005, among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC and Marathon Ashland Petroleum LLC (filed as Annex B to Ashland's Form S-4/A dated and filed May 19, 2005, and incorporated herein by reference).
10.24*	-	Amendment No. 2 dated as of March 18, 2004, and Amendment No. 3 dated as of April 27, 2005, to the Amended and Restated Limited Liability Company Agreement dated as of December 31, 1998, of Marathon Ashland Petroleum LLC, by and between Ashland Inc. and Marathon Oil Company (filed as Annex E to Ashland's Form S-4/A dated and filed May 19, 2005, and incorporated herein by reference).
10.25	-	Stock Purchase Agreement between Ashland Inc. and Oldcastle Materials, Inc., dated August 19, 2006 (filed as Exhibit 10.1 to Ashland's Form 8-K filed on August 28, 2006, and incorporated herein by reference).
10.26	-	Amended and Restated Stock Trading Plan between Ashland Inc. and Credit Suisse Securities (USA) LLC, dated September 20, 2006.
11	-	Computation of Earnings Per Share (appearing on page F-12 of this annual report on Form 10-K).
12	-	Computation of Ratio of Earnings to Fixed Charges.
21	-	List of Subsidiaries.
23.1	-	Consent of Independent Registered Public Accounting Firm.
23.2	-	Consent of Hamilton, Rabinovitz & Alschuler, Inc.
24	-	Power of Attorney, including resolutions of the Board of Directors.
31.1	-	Certification of James J. O'Brien, Chief Executive Officer of Ashland, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	-	Certification of J. Marvin Quin, Chief Financial Officer of Ashland, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	-	Certification of James J. O'Brien, Chief Executive Officer of Ashland, and J. Marvin Quin, Chief Financial Officer of Ashland, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Ashland agrees to supplement this filing and furnish a copy of any omitted schedule to the United States Securities and Exchange Commission upon request.

Upon written or oral request, a copy of the above exhibits will be furnished at cost.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASHLAND INC.
(Registrant)
By:

/s/ J. Marvin Quin
J. Marvin Quin
Senior Vice President and Chief Financial Officer
Date: November 28, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, in the capacities indicated, on November 28, 2006.

Signatures	Capacity
/s/ James J. O'Brien James J. O'Brien	Chairman of the Board, Chief Executive Officer and Director
/s/ J. Marvin Quin J. Marvin Quin	Senior Vice President and Chief Financial Officer
/s/ Lamar M. Chambers Lamar M. Chambers	Vice President and Controller
* Ernest H. Drew	Director
* Roger W. Hale	Director
* Bernadine P. Healy	Director
* Mannie L. Jackson	Director
* Kathleen Ligocki	Director
* Patrick F. Noonan	Director
* George A. Schaefer, Jr.	Director
* Theodore M. Solso	Director
* Michael J. Ward	Director

*By: /s/ David L. Hausrath
David L. Hausrath
Attorney-in-Fact

Date: November 28, 2006

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows revenues, operating income and operating information by industry segment for each of the last three years ended September 30.

(In millions)	2006	2005	2004
Sales and operating revenues			
Performance Materials (a)	$ 1,425	$ 1,369	$ 1,026
Distribution	4,070	3,810	3,199
Valvoline	1,409	1,326	1,297
Water Technologies (a)	502	394	360
Intersegment sales	(173)	(168)	(106)
	$ 7,233	$ 6,731	$ 5,776
Operating income			
Performance Materials (a)	$ 112	$ 88	$ 42
Distribution	120	99	56
Valvoline	(21)	59	77
Water Technologies (a)	14	11	14
Refining and Marketing (b)	-	486	383
Unallocated and other (c)	(55)	(72)	(47)
	$ 170	$ 671	$ 525
Operating information			
Performance Materials (d)			
Sales per shipping day	$ 5.7	$ 5.4	$ 4.0
Pounds sold per shipping day	4.9	5.4	5.1
Gross profit as a percent of sales	22.5%	20.4%	20.4%
Distribution (d)			
Sales per shipping day	$ 16.2	$ 15.1	$ 12.6
Pounds sold per shipping day	18.9	19.2	19.4
Gross profit as a percent of sales	9.5%	9.7%	9.6%
Valvoline (d)			
Lubricant sales gallons	168.7	175.4	191.6
Premium lubricants (percent of U.S. branded volumes)	23.1%	23.4%	21.5%
Gross profit as a percent of sales	19.9%	26.6%	28.2%
Water Technologies (d)			
Sales per shipping day	$ 2.0	$ 1.6	$ 1.4
Gross profit as a percent of sales	43.7%	47.8%	49.3%

(a) In the June 2006 quarter, Ashland redefined its reporting segments as it continues to evolve into a diversified chemical company. Performance Materials and Water Technologies were formerly combined under Ashland Specialty Chemical. Prior periods have been conformed to the current period presentation.

(b) Includes Ashland's equity income from Marathon Ashland Petroleum LLC (MAP) through June 30, 2005, amortization related to Ashland's excess investment in MAP, and other activities associated with refining and marketing.

(c) Includes corporate costs previously allocated to APAC of $41 million in 2006, $45 million in 2005 and $42 million in 2004.

(d) Sales are defined as sales and operating revenues. Gross profit is defined as sales and operating revenues, less cost of sales and operating expenses.

RESULTS OF OPERATIONS

Ashland's net income amounted to $407 million in 2006, $2,004 million in 2005 and $378 million in 2004. Income from continuing operations amounted to $183 million in 2006, $1,958 million in 2005 and $311 million in 2004. Results for 2005 included a net gain of $1,531 million from the MAP Transaction and a related loss on the early retirement of debt, as described in Note E of Notes to Consolidated Financial Statements. Ashland's results from discontinued operations included an after-tax gain on the sale of APAC of $110 million in 2006, net income from APAC of $115 million in 2006, $47 million in 2005 and $87 million in 2004, and after-tax charges associated with estimated future asbestos liabilities less probable insurance recoveries of $1 million in 2006, $1 million in 2005 and $18 million in 2004.

Ashland's operating income amounted to $170 million in 2006, $671 million in 2005 and $525 million in 2004. Included in these amounts is Refining and Marketing operating income of $486 million in 2005 and $383 million in 2004. The 2005 results reflect nine months of equity income from Ashland's 38% ownership interest in MAP through June 30, 2005, when Ashland transferred its interest in MAP to Marathon (as described in Note E of Notes to Consolidated Financial Statements), while 2004 includes a full year of equity income from MAP. An analysis of operating income by industry segment follows.

During 2006, Ashland redefined its reporting segments as it continues to evolve into a diversified, global chemical company. Performance Materials and Water Technologies, formerly combined under Ashland Specialty Chemical, have now been separately disclosed since these businesses serve different markets and recent acquisitions have made Water Technologies a much larger and more distinct part of Ashland.

Segment operating results reflect new methodology adopted in October 2005 for allocating substantially all corporate expenses to Ashland's operating businesses, with the exception of certain legacy costs or items clearly not associated with the operating divisions. Additional corporate expenses allocated to Ashland's four remaining operating divisions under this new methodology amounted to $70 million in 2006, $89 million in 2005 and $81 million in 2004. However, the sale of APAC in August 2006 and the reclassification of APAC's results as discontinued operations impacted this methodology change. Under generally accepted accounting principles, allocations of general corporate overhead may not be allocated to discontinued operations for financial statement presentation. As a result, the "Unallocated and other" component of operating income primarily represents corporate overhead previously allocated to APAC. Results for prior periods have been reclassified to conform to the new allocation methodology.

Performance Materials

Performance Materials reported record operating income of $112 million for 2006, a 27% increase compared to $88 million for 2005. Sales and operating revenues increased 4%, from $1,369 million for 2005 to $1,425 million for 2006, reflecting increased prices. The gross profit margin increased to 22.5% from 20.4% in 2005, resulting in a $56 million increase in operating income. Pounds per shipping day decreased 9% from 5.4 million pounds for 2005 to 4.9 million pounds for 2006, resulting in an $18 million decline in operating income. When these volumes are adjusted for the maleic anhydride business transferred to Marathon as part of the MAP Transaction in 2005 the volumes decreased 2%. Selling, general and administrative (SG&A) expenses increased $4 million in the 2006 period, reflecting a $3 million increase in environmental remediation expenses, while the 2005 period included $11 million in gains from the sale of an idle plant and the termination of a product supply contract.

Performance Materials reported operating income of $88 million for 2005, a 110% improvement compared to $42 million for 2004. Sales and operating revenues increased 33%, from $1,026 million for 2004 to $1,369 million for 2005, reflecting increased prices and increased volumes from the December 2004 acquisition of the DERAKANE® resins business. The gross profit margin was unchanged at 20.4%, resulting in a $48 million increase in operating income on the increased sales. Pounds per shipping day increased 6% from 5.1 million pounds for 2004 to 5.4 million pounds for 2005, resulting in a $16 million increase in operating income. SG&A expenses increased $27 million in the 2005 period, reflecting the DERAKANE® acquisition and a $3 million increase in environmental remediation expenses. In addition, the 2005 period included $11 million in gains from the sale of an idle plant and the termination of a product supply contract, while the 2004 period included a $6 million gain on the sale of some idle land.

Distribution

Distribution reported record operating income of $120 million for 2006, a 21% increase compared to $99 million for 2005. Sales and operating revenues were a record $4,070 million for 2006, a 7% increase compared to $3,810 million for 2005. Gross profit as a percent of sales decreased from 9.7% for 2005 to 9.5% for 2006, but increased on a cents per pound basis, resulting in a $24 million increase in operating income. Pounds per shipping day declined 2% from 19.2 million pounds in 2006 to 18.9 million pounds in 2005, reducing operating income by $7 million. A disciplined cost structure resulted in a decline in SG&A expenses of $7 million, despite a $4 million increase in environmental remediation expenses.

Distribution reported operating income of $99 million for 2005, a 77% improvement compared to $56 million for 2004. Sales and operating revenues increased 19% from $3,199 million in 2004 to $3,810 million in 2005, reflecting increased selling prices, as pounds per shipping day declined 1% due to the disposition of the ingestibles business. Adjusting for the ingestibles disposition, pounds per shipping day increased 1%. Gross profit as a percent of sales increased slightly, from 9.6% to 9.7%, demonstrating the division's success in passing through rising raw material costs and aggressively managing expenses. The slight margin increase on higher sales dollars resulted in a $64 million increase in gross profit, partially offset by a $4 million decline due to lower volumes. SG&A expenses increased $15 million, including a $5 million increase in environmental remediation expenses.

Valvoline

Valvoline reported an operating loss of $21 million for 2006, compared to operating income of $59 million for 2005. The decline primarily reflected rapidly rising raw material costs which eroded the gross profit margin as it decreased from 26.6% in 2005 to 19.9% in 2006, resulting in a $57 million decline in operating income. The lower margin reflected increases in material costs, which were not fully offset by price increases in the marketplace. Lubricant sales volumes declined 4%, from 175.4 million gallons in 2005 to 168.7 million gallons in 2006, reflecting a weak consumer market. The net impact of volume fluctuations in all product lines resulted in an $11 million decrease in operating income. Also included in 2006 results was an impairment charge of $4 million related to certain Valvoline Instant Oil Change (VIOC) locations. International operating income declined 40% primarily due to higher raw material costs. SG&A expenses increased $10 million compared to the prior year, reflecting higher costs related to GlobalOne, litigation issues and severance.

Valvoline reported operating income of $59 million for 2005, compared to $77 million for 2004. The decline primarily reflected an 8% decrease in lubricant sales volumes from 191.6 million gallons in 2004 to 175.4 million gallons in 2005, resulting in a $14 million decrease in gross profit. SG&A expenses, including GlobalOne and allocated corporate expenses, increased $7 million compared to the prior year. Earnings from VIOC decreased 16% due to the sale of 60 VIOC centers to Marathon in the MAP Transaction on June 30, 2005, and a decrease in the number of oil changes. Partially offsetting these decreases were record results from Valvoline's international operations, which increased 38% compared to 2004 on the strength of improved results in Europe and Latin America.

Water Technologies

Water Technologies reported operating income of $14 million for 2006 compared to $11 million for 2005. Results for 2006 included an $8 million foreign currency hedge gain on the May 2006 acquisition of the water treatment business of Degussa AG and a $1 million gain on insurance settlements, partially offset by a $6 million charge for severance costs due to restructuring the business. The operations acquired in the Degussa acquisition, now operating as the Environmental and Process Solutions (E&PS) group within Water Technologies, added $5 million to operating income. Excluding the impact of these items, operating income declined $5 million. Sales and operating revenues increased 27% to $502 million in 2006, compared to $394 million in 2005. The E&PS business accounted for $82 million, or 21%, of the increase. The gross profit margin decreased from 47.8% in 2005 to 43.7% in 2006, as price increases could not keep pace with rising raw material costs. This decrease also reflects the acquired E&PS business, which has a lower gross profit percentage than Ashland's other water businesses.

Water Technologies reported operating income of $11 million for 2005 compared to $14 million for 2004. Sales and operating revenues increased 9% to $394 million for 2005 compared to $360 million for 2004. The gross profit margin decreased from 49.3% in 2004 to 47.8% in 2005, as rising raw material costs could not be fully recovered through price increases.

Refining and Marketing

Operating income from Refining and Marketing, which consisted primarily of equity income from Ashland's 38% ownership interest in MAP through June 30, 2005, amounted to $486 million in 2005, compared to $383 million in 2004. Equity income from MAP's refining and marketing operations for the nine months ended June 30, 2005 was $114 million higher than for all of 2004, reflecting an increase of $1.47 per barrel in its refining and wholesale marketing margin. Equity income from MAP's retail operations (Speedway SuperAmerica and a 50% interest in the Pilot Travel Centers joint venture) for the nine months ended June 30, 2005 was $4 million higher than for all of 2004, reflecting higher merchandise margins. Equity income from MAP's transportation operations for the nine months ended June 30, 2005 was $8 million lower than for all of 2004, reflecting the three less months of operations during Ashland's period of ownership. Ashland's environmental remediation expenses for former refining and marketing sites, including those conveyed to MAP for which Ashland retained remediation obligations up to a maximum of $50 million for costs incurred on or after January 1, 2004, amounted to $23 million in 2005, versus income of $6 million in 2004 resulting from reductions in estimated reserves.

Unallocated and other

Unallocated and other costs, consisting of certain legacy costs or items clearly not associated with the operating divisions, were $55 million in 2006, $72 million in 2005 and $47 million in 2004. As described on page M-2, these amounts included costs previously allocated to APAC of $41 million in 2006, $45 million in 2005 and $42 million in 2004. In addition to the ongoing costs that typically occur each year related to formerly owned businesses, 2006 included $17 million in environmental remediation expenses, income of $11 million from an insurance claim recovery and income of $5 million from the favorable adjustment to the previously estimated withdrawal premium due Oil Insurance Limited (OIL), the energy-industry mutual insurance consortium in which Ashland terminated its participation effective December 31, 2005. Included in 2005 were $20 million in charges for estimated future premiums due OIL, resulting from a higher level of losses than anticipated for the members of OIL, due primarily to the effects of a highly active hurricane season during 2005.

(Loss) gain on the MAP Transaction

See Note E of Notes to Consolidated Financial Statements for a discussion of the MAP Transaction and the resulting pretax gain of $1,284 million recorded in 2005. Ashland recorded a loss on the MAP Transaction of $5 million in 2006, as a result of a decrease in the discounted receivable from Marathon for the estimated present value of future tax deductions. The loss resulted primarily from a $4 million reclassification of certain tax benefits related to previously owned businesses of Ashland. The offsetting benefit was recorded in income taxes as deferred tax benefits.

Loss on early retirement of debt

See Note E of Notes to Consolidated Financial Statements for a discussion of the early retirement of debt associated with the MAP Transaction, which resulted in a pretax loss of $145 million recorded in 2005.

Net interest and other financing income (costs)

The following table summarizes the components of net interest and other financing income (costs).

(In millions)	2006	2005	2004
Net interest and other financing income (costs)			
Interest income	$ 59	$ 15	$ 6
Interest expense	(8)	(90)	(114)
Expenses on sales of accounts receivable	-	(4)	(3)
Other financing costs	(4)	(3)	(3)
	$ 47	$ (82)	$ (114)

The decrease in interest expense and increase in interest income for 2006 and 2005 reflect the retirement of most of Ashland's debt from the proceeds of the MAP Transaction in June 2005 as described in Note E of Notes to Consolidated Financial Statements, and the temporary investment of the remaining proceeds in cash equivalents and short-term, available-for-sale securities.

Income tax (expense) benefit

Ashland's income tax expense for 2006 included $32 million in tax benefits unrelated to pretax earnings for 2006. During 2006, Ashland recognized $16 million in tax benefits resulting from the resolution of domestic and foreign tax matters and the reevaluation of income tax reserves related to prior years. Also during 2006, $16 million in tax benefits were recorded to adjust the 2005 income tax provision to the 2005 tax returns as ultimately filed.

As described in Note E of Notes to Consolidated Financial Statements, Ashland's income tax benefit for 2005 included a benefit of $335 million associated with the MAP Transaction, resulting from the reversal of deferred tax liabilities. Also as described in Note E, the pretax gain of $1,284 million was non-taxable to Ashland. Ashland's income tax benefit for 2005 also included $39 million in tax benefits related to prior years. These benefits resulted primarily from a favorable settlement with the Internal Revenue Service (IRS) for the 1996-1998 audit period and the reevaluation of income tax reserves related to other years.

Ashland's income tax expense for 2004 included $48 million in tax benefits related to prior years. During the year, Ashland reached resolution with the IRS on several open tax matters from prior years, resulting in a tax benefit of $33 million as a result of the reduction of amounts previously provided as contingent tax liabilities. In addition, Ashland recognized federal income tax benefits associated with a claim for additional research and development tax credits valued at $15 million.

Excluding these identified items, Ashland's adjusted effective tax rate was 28.8% in 2006, compared to 32.4% in 2005 and 36.0% in 2004. The overall effective rate was lower in 2006 than in 2005 and 2004 due to Ashland's lower level of pretax income from continuing operations in 2006 and the resulting larger relative portion of those earnings derived from income taxed at less than full U.S. statutory rates. See Note M of Notes to Consolidated Financial Statements for the reconciliation of Ashland's tax provision for the last three years to the 35% U.S. statutory rate.

Income from discontinued operations (net of income taxes)

Results of Ashland's discontinued operations are summarized below. See Note D of Notes to Consolidated Financial Statements for an explanation of these amounts.

(In millions)	2006	2005	2004
Income from discontinued operations (net of income taxes)			
APAC			
Results of operations	$ 115	$ 47	$ 87
Gain on sale of operations	110	-	-
Asbestos-related litigation reserves and expenses	(1)	(1)	(18)
Electronic Chemicals - loss on sale of operations	-	-	(2)
	$ 224	$ 46	$ 67

Ashland recorded an after-tax gain on the sale of APAC of $110 million in 2006. Net income from the results of operations of APAC amounted to $115 million in 2006, $47 million in 2005 and $87 million in 2004. The increase from 2005 to 2006 reflected improved margins on construction jobs and material sales and favorable weather. The decline from 2004 to 2005 reflected weather delays due to the highly active hurricane and tropical storm season in 2005 and rapidly rising raw material and energy costs.

FINANCIAL POSITION

Liquidity

Cash flows from operating activities from continuing operations, a major source of Ashland's liquidity, amounted to a cash inflow of $148 million in 2006, a cash outflow of $64 million in 2005 and a cash inflow of $43 million in 2004. Such amounts included cash distributions from MAP of $272 million in 2005 and $146 million in 2004. During 2006, Ashland paid income taxes of $140 million, compared with $299 million in 2005 and $84 million in 2004. Ashland contributed $105 million to its qualified pension plans in 2006, compared with $121 million in 2005 and $137 million in 2004. Cash payments for interest expense amounted to $9 million in 2006, $119 million in 2005 and $116 million in 2004. Cash flows from operating activities of discontinued operations, consisting primarily of the operating cash flows from APAC, amounted to cash inflows of $197 million in 2006, $53 million in 2005 and $143 million in 2004.

Ashland's financial position has enabled it to obtain capital for its financing needs. Following shareholder approval of the MAP Transaction in June 2005, Moody's lowered Ashland's senior debt rating from Baa2 to Ba1, their highest non-investment grade rating, and also lowered Ashland's commercial paper rating from P-3 to N-P (Not-Prime), citing the annual cash flow lost from the operations sold. In August 2006, Standard & Poor's lowered Ashland's senior debt rating from BBB- to BB+, their highest non-investment grade rating, and lowered Ashland's commercial paper rating from A-3 to B, citing Ashland's intention to distribute the APAC proceeds to shareholders instead of using the proceeds for business investment. Ashland has a revolving credit agreement that expires on March 21, 2010, which provides for up to $350 million in borrowings. The borrowing capacity under this facility was reduced by $108 million of letters of credit outstanding at September 30, 2006. The revolving credit agreement contains a covenant limiting the total debt Ashland may incur from all sources as a function of Ashland's stockholders' equity. The covenant's terms would have permitted Ashland to borrow $4.6 billion at September 30, 2006, in addition to the actual total debt incurred at that time. Permissible total Ashland debt under the covenant's terms increases (or decreases) by 150% of any increase (or decrease) in stockholders' equity.

At September 30, 2006, working capital (excluding debt due within one year) amounted to $2,221 million, compared to $2,224 million at the end of 2005. Ashland's working capital is affected by its use of the LIFO method of inventory valuation. That method valued inventories below their replacement costs by $147 million at September 30, 2006 and $127 million at September 30, 2005. Liquid assets (cash, cash equivalents, available-for-sale securities and accounts receivable) amounted to 175% of current liabilities at September 30, 2006, compared to 170% at September 30, 2005.

Capital resources

On September 14, 2006 Ashland's Board of Directors authorized the distribution of a substantial portion of the proceeds of the sale of APAC to the Ashland Common Stock shareholders as a one-time special dividend. Each shareholder of record as of October 10, 2006, received $10.20 per share, for a total of $674 million. This amount is accrued as dividends payable in the Consolidated Balance Sheet at September 30, 2006. Substantially all of the remaining proceeds were directed to be used to repurchase Ashland Common Stock in accordance with the terms authorized by Ashland's Board of Directors. See Note N of Notes to Consolidated Financial Statements for a description of Ashland's share repurchase programs.

Ashland repurchased 6.7 million shares for $405 million during fiscal year 2006. Since the inception of the first described share repurchase program on July 21, 2005 through September 30, 2006, Ashland had repurchased a total of 8.4 million shares at a cost of $505 million. Following the completion of the current share repurchase program Ashland estimates it will have purchased approximately 18% of the shares outstanding on June 30, 2005. The stock repurchase actions are consistent with certain representations of intent made to the Internal Revenue Service with respect to the transfer of MAP.

Property additions (excluding the property additions of the discontinued operations of APAC) amounted to $492 million during the last three years and are summarized in the Information by Industry Segment on page F-32. For the past three years, Performance Materials accounted for 30% of Ashland's capital expenditures, while Distribution accounted for 15%, Valvoline accounted for 26% and Water Technologies accounted for 12%. Capital used for acquisitions amounted to $323 million during the last three years, of which $103 million was invested in Performance Materials, $16 million in Distribution, $36 million in Valvoline and $168 million in Water Technologies. A summary of the capital employed in Ashland's current operations as of the end of the last three years follows.

(In millions)	2006	2005	2004
Capital employed			
Performance Materials	$ 505	$ 466	$ 373
Distribution	564	513	449
Valvoline	489	483	388
Water Technologies	322	146	116

During 2006, Ashland reduced its total debt by $12 million to $82 million and stockholders' equity decreased by $643 million to $3.1 billion. Increases in stockholders' equity resulting from $407 million of net income, $33 million from issuance of common shares under stock incentive and other plans, a $47 million decrease in the minimum pension liability and $28 million of translation gains associated with foreign operations were more than offset by decreases resulting from common stock repurchases of $405 million, the special cash dividend of $674 million related to the APAC divestiture, regular cash dividends of $78 million, and $1 million in unrealized losses on cash flow hedges. Debt as a percent of capital employed was 2.6% at September 30, 2006 compared to 2.5% at September 30, 2005.

During 2007, Ashland expects capital expenditures of approximately $193 million compared with $175 million in 2006. The budgeted expenditures for 2007 include $20 million for compliance matters, $54 million for maintenance of capabilities, $62 million for productivity enhancements and cost reductions, and $57 million for growth projects. In 2004, Ashland initiated a multi-year SAP enterprise resource planning (ERP) project that is expected to increase efficiency and effectiveness in supply chain, financial, and environmental, health and safety processes. The implementation of the ERP system in the U.S. began in October 2006, and while early indications are that the initial implementation was successful, such implementations carry substantial risk, including the potential for business interruption and associated adverse impacts on operating results. The scope of the project was expanded in 2006 to include new, additional functionality and the overall costs for this project through 2008 are now expected to total approximately $140 million, of which approximately $110 million will be capitalized. Costs for 2007 are expected to total approximately $30 million, of which approximately $25 million will be capitalized.

The following table aggregates Ashland's commitments to make future payments under existing contracts at September 30, 2006. Contractual cash obligations for which the ultimate settlement amounts are not fixed and determinable have been excluded.

(In millions)	Total	2007	2008-2009	2010-2011	Later Years
Contractual obligations					
Raw material purchase obligations	$ 108	$ 62	$ 42	$ 4	$ -
Employee benefit obligations (a)	372	88	58	64	162
Operating lease obligations	197	40	64	34	59
Long-term debt (b)	116	18	36	10	52
Total contractual obligations	$ 793	$ 208	$ 200	$ 112	$ 273

(a) Includes estimated funding of Ashland's qualified U.S. and non-U.S. pension plans for 2007, as well as projected benefit payments through 2016 under Ashland's nonqualified pension plans and other postretirement benefit plans. See Note Q of Notes to Consolidated Financial Statements for additional information.

(b) Includes principal and interest payments. Capitalized lease obligations are not significant and are included in long-term debt.

OFF-BALANCE SHEET ARRANGEMENTS

Ashland and its subsidiaries are lessees of office buildings, retail outlets, transportation equipment, warehouses and storage facilities, and other equipment, facilities and properties under leasing agreements that expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt.

In June 2005, Ashland used $101 million of the proceeds from the MAP Transaction to purchase assets (primarily APAC construction equipment and VIOC stores) formerly leased under operating leases. Future minimum rental payments were not affected by this purchase.

On March 15, 2000, Ashland entered into a five-year agreement to sell, on an ongoing basis with limited recourse, up to a $200 million undivided interest in a designated pool of accounts receivable. Under the terms of the agreement, new receivables were added to the pool and collections reduced the pool. Ashland retained a credit interest in these receivables and addressed its risk of loss on this retained interest in its allowance for doubtful accounts. Receivables sold excluded defaulted accounts or concentrations over certain limits with any one customer. On March 15, 2005, this agreement was extended for a period of one year and the capacity was increased to $250 million. The agreement was terminated by Ashland on July 27, 2005.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of Ashland's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions include long-lived assets, employee benefit obligations, income taxes, reserves and associated receivables for asbestos litigation and environmental remediation. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions or conditions. Management has reviewed the estimates affecting these items with the Audit Committee of Ashland's Board of Directors.

Long-lived assets

The cost of plant and equipment is depreciated by the straight-line method over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Such costs are periodically reviewed for recoverability when impairment indicators are present. Such indicators include, among other factors, operating losses, unused capacity, market value declines and technological obsolescence. Recorded values of property, plant and equipment that are not expected to be recovered through undiscounted future net cash flows are written down to current fair value, which generally is determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale). Asset impairment charges were $6 million in 2006 and were not significant in 2005 and 2004. Although circumstances can change considerably over time, Ashland is not aware of any impairment indicators that would necessitate periodic reviews on any significant asset within property, plant and equipment at September 30, 2006.

Intangible assets with indefinite lives are subject to annual impairment tests. Such tests are completed separately with respect to the goodwill of each of Ashland's reporting units, which generally are synonymous with its industry segments. However, the individual operating divisions of Performance Materials and Water Technologies are also considered reporting units under FAS 142. Since market prices of Ashland's reporting units are not readily available, management makes various estimates and assumptions in determining the estimated fair values of those units. Fair values are based principally on EBITDA (earnings before interest, taxes, depreciation and amortization) multiples of peer group companies for each of these reporting units. Ashland did not recognize any goodwill impairment during 2006 and 2005, and the amount recognized in 2004 was not significant. The most recent annual impairment tests indicated that the fair values of each of Ashland's reporting units with significant goodwill were in excess of their carrying values by at least 21% (except for the E&PS business of Water Technologies acquired in May 2006), and the consolidated fair values exceeded carrying values by approximately 40%. Despite that excess, however, impairment charges could still be required if a divestiture decision were made with respect to a particular business included in one of the reporting units.

Employee benefit obligations

Ashland and its subsidiaries sponsor contributory and noncontributory qualified and non-qualified defined benefit pension plans that cover substantially all employees in the United States and in a number of other countries. Benefits under these plans generally are based on employees' years of service and compensation during the years immediately preceding their retirement. In addition, the companies also sponsor unfunded postretirement benefit plans, which provide health care and life insurance benefits for eligible employees who retire or are disabled. Retiree contributions to Ashland's health care plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. Life insurance plans generally are noncontributory.

As of September 30, 2006, Ashland revised certain demographic assumptions used to determine its pension and other postretirement benefit costs. The mortality assumption was changed from the RP2000 Table for Healthy Lives to the RP2000 Combined Mortality Table for Males and Females – Healthy Lives projected to 2006 using Scale AA. In addition, the rates of turnover were revised for current active members based on actual experience of plan participants for the period 2003 through 2005. The previous rates of turnover assumption were based on actual plan experience for the years 1996 through 2000. Current retirement rates are based upon actual experience. These changes were effective as of September 30, 2006 for disclosure purposes and for 2007 expense.

The principal economic assumptions used to determine Ashland's pension and other postretirement benefit costs are the discount rate, the rate of compensation increase and the expected long-term rate of return on plan assets. Because Ashland's retiree health care plans contain various caps that limit Ashland's contributions and because medical inflation is expected to continue at a rate in excess of these caps, the health care cost trend rate has no material impact on Ashland's postretirement health care benefit costs.

Beginning September 30, 2005, Ashland developed the discount rate used to determine the present value of its obligations under the U.S. pension and postretirement health and life plans by matching the stream of benefit payments from the plans to the Citigroup Pension Discount Curve Spot Rates. Ashland changed to this approach to better reflect the specific cash flows of these plans in determining the discount rate. The discount rate determined as of September 30, 2006 was 5.77% for the U.S. pension plans and 5.64% for the postretirement health and life plans. Non-U.S. pension plans followed a similar process based on financial markets in those countries where Ashland provides a defined benefit pension plan. The weighted-average discount rate for Ashland's U.S. and non-U.S. pension plans combined was 5.66% as of September 30, 2006. Previously, the discount rate for U.S. pension plans was based on the Moody's Aa Corporate Bond Index, adjusted for longer durations of the pension plans as compared to the shorter duration of the index, and also adjusted to convert the semi-annual coupons in the index to an annual discount rate. Ashland's expense under both U.S. and non-U.S. pension plans is determined using the discount rate as of the beginning of the fiscal year, which amounted to a weighted-average rate of 5.42% for 2006, 5.98% for 2005 and 6.20% for 2004. The rates used for the postretirement health and life plans were 5.33% for 2006, 6.00% for 2005 and 6.25% for 2004. The 2007 expense for the pension plans will be based on a weighted-average discount rate of 5.66%, while 5.64% will be used for the postretirement health and life plans.

The weighted-average rate of compensation increase assumptions were 4.46% for 2006, 4.43% for 2005 and 4.43% for 2004, reflecting a 4.5% rate for the U.S. plans for all three years. The weighted-average long-term expected rate of return on assets was assumed to be 8.26% in 2006, 8.35% in 2005 and 8.35% in 2004, reflecting an 8.5% rate for the U.S. plans for all three years. The return on plan assets is subject to wide year-to-year variances. For 2006, the U.S. pension plan assets generated an actual return of 8.8%, compared to 14.0% in 2005 and 11.8% in 2004. However, the expected return on plan assets is designed to be a long-term assumption, and actual returns will be subject to considerable year-to-year variances. Ashland has generated compounded annual investment returns of 8.8% and 8.0% on its U.S. pension plan assets over the last five-year and ten-year periods. The rate of compensation increase assumption for the U.S. plans will be reduced to 3.75% and the expected return on U.S. plan assets will be reduced to 7.75% in determining Ashland's pension costs for 2007. Shown below are the estimated increases in pension and postretirement expense that would have resulted from a 1% change in each of the assumptions for each of the last three years.

(In millions)	2006	2005	2004
Increase in pension costs from			
Decrease in the discount rate	$ 25	$ 22	$ 21
Increase in the salary adjustment rate	11	9	9
Decrease in the expected return on plan assets	11	9	7
Increase in other postretirement costs from			
Decrease in the discount rate	2	2	2

Income taxes

Ashland is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining Ashland's provision for income taxes and the related assets and liabilities. Income taxes are accounted for under FASB Statement No. 109 (FAS 109), "Accounting for Income Taxes." The provision for income taxes includes income taxes paid, currently payable or receivable, and those deferred. Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Deferred tax assets are also recognized for the estimated future effects of tax loss carryforwards. The effect on deferred taxes of changes in tax rates is recognized in the period in which the enactment date changes. Valuation allowances are established when necessary on a jurisdictional basis to reduce deferred tax assets to the amounts expected to be realized.

In the ordinary course of Ashland's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Ashland is regularly under audit by tax authorities. Accruals for tax contingencies are provided for in accordance with the requirements of FASB Statement No. 5, "Accounting for Contingencies." Although Ashland believes it has appropriate support for the positions taken on tax returns, a liability has been recorded that represents Ashland's best estimate of the probable loss on certain of these positions. Ashland believes that the recorded accruals for all known tax liabilities are adequate for all open years, based on the assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although Ashland believes the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain. Therefore, Ashland's assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. Although Ashland believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on Ashland's income tax provision, net income, or cash flows could result in the period such a determination is made. Due to the complexity involved, Ashland is not able to estimate the range of reasonably possible losses in excess of amounts recorded.

Asbestos-related litigation

Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Such claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation (Riley), a former subsidiary. Although Riley was neither a producer nor a manufacturer of asbestos, its industrial boilers contained some asbestos-containing components provided by other companies.

Ashland retained Hamilton, Rabinovitz & Alschuler, Inc. (HR&A) to assist in developing and periodically updating independent and accurate reserve estimates for future asbestos claims and related costs given various assumptions. The methodology used by HR&A to project future asbestos costs is based largely on Ashland's recent experience, including claim-filing and settlement rates, disease mix, enacted legislation, open claims, and litigation defense and claim settlement costs. Ashland's claim experience is compared to the results of previously conducted epidemiological studies estimating the number of people likely to develop asbestos-related diseases. Those studies were undertaken in connection with national analyses of the population expected to have been exposed to asbestos. Using that information, HR&A estimates a range of the number of future claims that may be filed, as well as the related costs that may be incurred in resolving those claims.

From the range of estimates, Ashland records the amount it believes to be the best estimate of future payments for litigation defense and claim settlement costs. During the most recent update of this estimate completed during 2006, it was determined that the reserves for asbestos claims should be increased by $104 million. This increase in the reserves was based on the results of a non-inflated, non-discounted 51-year model developed with the assistance of HR&A. This increase resulted in total reserves for asbestos claims of $635 million at September 30, 2006, compared to $571 million at September 30, 2005.

Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict. In addition to the significant uncertainties surrounding the number of claims that might be received, other variables include the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the impact of bankruptcies of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, Ashland believes its asbestos reserve represents the best estimate within a range of possible outcomes. As a part of the process to develop Ashland's estimates of future asbestos costs, a range of long-term cost models is developed. These models are based on national studies that predict the number of people likely to develop asbestos-related diseases and are heavily influenced by assumptions regarding long-term inflation rates for indemnity payments and legal defense costs, as well as other variables mentioned previously. Ashland has estimated that it is reasonably possible that total future litigation defense and claim settlement costs on an inflated and undiscounted basis could range as high as approximately $1.9 billion, depending on the combination of assumptions selected in the various models. If actual experience is worse than projected relative to the number of claims filed, the severity of alleged disease associated with those claims or costs incurred to resolve those claims, Ashland may need to increase further the estimates of the costs associated with asbestos claims and these increases could potentially be material over time.

Ashland has insurance coverage for most of the litigation defense and claim settlement costs incurred in connection with its asbestos claims, and coverage-in-place agreements exist with the insurance companies that provide substantially all of the coverage currently being accessed. As a result, increases in the asbestos reserve have been largely offset by probable insurance recoveries. The amounts not recoverable generally are due from insurers that are insolvent, rather than as a result of uninsured claims or the exhaustion of Ashland's insurance coverage.

Ashland has estimated the value of probable insurance recoveries associated with Ashland's estimate of its asbestos liabilities. Such recoveries are based on management's assumptions and estimates surrounding the available or applicable insurance coverage. One such assumption is that all solvent insurance carriers remain solvent. Although coverage limits are resolved in the coverage-in-place agreement with Equitas Limited (Equitas) and other London companies, which collectively provide a significant portion of Ashland's insurance coverage for asbestos claims, there was a disagreement with these companies over the timing of recoveries. In estimating the value of future recoveries, Ashland has historically used the least favorable interpretation of this agreement under which the ultimate recoveries are extended for many years, resulting in a significant discount being applied to value those recoveries. On June 16, 2006 an arbitrator reached a decision essentially confirming that interpretation. Ashland will continue to apply this methodology based on this arbitration decision.

At September 30, 2006, Ashland's receivable for recoveries of litigation defense and claim settlement costs from insurers amounted to $474 million, of which $65 million relates to costs previously paid. Receivables from insurers amounted to $400 million at September 30, 2005. The receivable was increased by $104 million during 2006, reflecting the updated model used for purposes of valuing the reserve described above, and its impact on the valuation of future recoveries from insurers. About 31% of the estimated receivables from insurance companies at September 30, 2006 are expected to be due from Equitas and other London companies. Of the remainder, approximately 97% is expected to come from companies or groups that are rated A or higher by A. M. Best.

Environmental remediation

Ashland is subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations. At September 30, 2006, such locations included 72 waste treatment or disposal sites where Ashland has been identified as a potentially responsible party under Superfund or similar state laws, 110 current and former operating facilities (including certain operating facilities conveyed to MAP) and about 1,230 service station properties, of which 218 are being actively remediated. Ashland's reserves for environmental remediation amounted to $199 million at September 30, 2006 and $176 million at September 30, 2005, of which $168 million at September 30, 2006 and $145 million at September 30, 2005 were classified in noncurrent liabilities on the Consolidated Balance Sheets. The total reserves for environmental remediation reflect Ashland's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are reasonably estimable, without regard to any third-party recoveries. Engineering studies, probability techniques, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated reserves for environmental remediation. Ashland regularly adjusts its reserves as environmental remediation continues. Environmental remediation expense amounted to $57 million in 2006, $52 million in 2005 and $7 million in 2004.

Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the costs. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Although it is not possible to predict with certainty the ultimate costs of environmental remediation, Ashland currently estimates that the upper end of the reasonably possible range of future costs for identified sites could be as high as approximately $310 million. No individual remediation location is material to Ashland, as its largest reserve for any site is less than 10% of the remediation reserve.

OUTLOOK

Ashland is focused on growing as a diversified, global chemical company—organically and through acquisitions. Ashland's strong financial position and balanced approach to growth should create value for its investors and deliver needed solutions to its customers.

Performance Materials should benefit from continued global economic growth. In the Composite Polymers business, North America, Europe and China are the three major, worldwide markets for unsaturated-polyester-resins. Although this business faces softness in the North American market, about 40% of Ashland's revenues in this business are generated outside North America. The European market has returned to growth after a slow 2005 and China is showing good growth. Within the U.S. market, traditional applications in the marine and residential construction segments are slowing. Certain applications, such as composite windows and doors, continue to thrive, primarily as a result of material substitution. In addition, several other market segments remain strong—specifically, the electrical, power, and infrastructure segments.

Distribution's performance will be largely determined by growth of the North American economy. Ashland's focus will be on continued cost control and efforts to grow volume. Distribution benefited early in fiscal 2006 from temporary supply disruptions, and the resultant pricing volatility that followed Hurricanes Katrina and Rita. Distribution's ability to execute well should help it navigate through changing economic conditions.

Recent developments in Valvoline's market place are encouraging. Ashland's price increases and recent reductions in base lube oil costs are beginning to have a positive impact on margins. In addition, recent cost-cutting efforts have eliminated $17 million of costs from Valvoline's 2007 budget. Valvoline should return to profitability beginning with the December 2006 quarter.

The strong performance of Water Technologies in the September 2006 quarter is also encouraging. Recent cost-cutting efforts have eliminated $10 million of costs from this business for fiscal 2007. In addition, Water Technologies should benefit from its business model redesign, as well as the E&PS business acquired at the end of May 2006.

Ashland's sales and operating revenues are normally subject to seasonal variations. The following table compares operating income by quarter for the three years ended September 30, 2006, excluding Refining and Marketing operations, to illustrate the historical seasonality of Ashland's remaining four wholly-owned businesses. Amounts for each quarter do not necessarily total to results for the year due to rounding.

(In millions)	2006	2005	2004
Quarterly operating income			
December 31	$ 46	$ 31	$ 28
March 31	49	65	35
June 30	47	67	37
September 30	28	21	41

EFFECTS OF INFLATION AND CHANGING PRICES

Ashland's financial statements are prepared on the historical cost method of accounting and, as a result, do not reflect changes in the purchasing power of the U.S. dollar. Although annual inflation rates have been low in recent years, Ashland's results are still affected by the cumulative inflationary trend from prior years.

Certain of the industries in which Ashland operates are capital-intensive, and replacement costs for its plant and equipment generally would exceed their historical costs. Accordingly, depreciation and amortization expense would be greater if it were based on current replacement costs. However, since replacement facilities would reflect technological improvements and changes in business strategies, such facilities would be expected to be more productive than existing facilities, mitigating part of the increased expense.

Ashland uses the LIFO method to value a substantial portion of its inventories to provide a better matching of revenues with current costs. However, LIFO values such inventories below their replacement costs.

Monetary assets (such as cash, cash equivalents and accounts receivable) lose purchasing power as a result of inflation, while monetary liabilities (such as accounts payable and indebtedness) result in a gain, because they can be settled with dollars of diminished purchasing power. Ashland's monetary assets now exceed its monetary liabilities, leaving it more exposed to the effects of future inflation than in the past, when that relationship was reversed.

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis (MD&A) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to Ashland's operating performance. These estimates are based upon a number of assumptions, including those mentioned within MD&A. Such estimates are also based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters). Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized or if other unexpected conditions or events occur. Other factors and risks affecting Ashland are contained in Risks and Uncertainties in Note A of Notes to Consolidated Financial Statements and in Item 1A of this annual report on Form 10-K. Ashland undertakes no obligation to subsequently update or revise these forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Ashland regularly uses commodity-based and foreign currency derivative instruments to manage its exposure to price fluctuations associated with the purchase of butane and natural gas, as well as certain transactions denominated in foreign currencies. All derivative instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value. Changes in the fair value of all derivatives are recognized immediately in income unless the derivative qualifies as a hedge of future cash flows. Gains and losses related to a hedge are either recognized in income immediately to offset the gain or loss on the hedged item, or deferred and recorded in the stockholders' equity section of the Consolidated Balance Sheet as a component of total comprehensive income and subsequently recognized in the Statements of Consolidated Income when the hedged item affects net income. The ineffective portion of the change in fair value of a hedge is recognized in income immediately. Ashland has designated a limited portion of its foreign currency derivatives as qualifying for hedge accounting treatment, but their impact on the consolidated financial statements is not significant. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts, but exposure is limited to the replacement value of the contracts. Ashland further minimizes this credit risk through internal monitoring procedures and as of September 30, 2006 does not have significant credit risk on open derivative contracts. The potential loss from a hypothetical 10% adverse change in commodity prices or foreign currency rates on Ashland's open commodity-based and foreign currency derivative instruments at September 30, 2006 would not significantly affect Ashland's consolidated financial position, results of operations, cash flows or liquidity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL SCHEDULE

Schedules other than that listed above have been omitted because of the absence of the conditions under which they are required or because the information required is shown in the consolidated financial statements or the notes thereto. Separate financial statements of unconsolidated affiliates are omitted because each company does not constitute a significant subsidiary using the 20% tests when considered individually. Summarized financial information for such affiliates is disclosed in Note F of Notes to Consolidated Financial Statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and integrity of the consolidated financial statements and other financial information included in this annual report on Form 10-K. Such financial statements are prepared in accordance with U.S. generally accepted accounting principles. Accounting principles are selected and information is reported which, using management's best judgment and estimates, present fairly Ashland's consolidated financial position, results of operations and cash flows. The other financial information in this annual report on Form 10-K is consistent with the consolidated financial statements.

Ashland's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Ashland's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Ashland's consolidated financial statements. Ashland's internal control over financial reporting is supported by a code of business conduct entitled "Business Responsibilities of an Ashland Employee" which summarizes our guiding values such as obeying the law, adhering to high ethical standards and acting as responsible members of the communities where we operate. Compliance with that Code forms the foundation of our internal control systems, which are designed to provide reasonable assurance that Ashland's assets are safeguarded and its records reflect, in all material respects, transactions in accordance with management's authorization. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the related benefits. Management believes that adequate internal controls are maintained by the selection and training of qualified personnel, by an appropriate division of responsibility in all organizational arrangements, by the establishment and communication of accounting and business policies, and by internal audits.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board, subject to stockholder ratification, selects and engages the independent auditors based on the recommendation of the Audit Committee. The Audit Committee, composed of directors who are not members of management, reviews the adequacy of Ashland's policies, procedures, controls and risk management strategies, the scope of auditing and other services performed by the independent auditors, and the scope of the internal audit function. The Committee holds meetings with Ashland's internal auditor and independent auditors, with and without management present, to discuss the findings of their audits, the overall quality of Ashland's financial reporting and their evaluation of Ashland's internal controls. The report of Ashland's Audit Committee can be found in the Company's 2006 Proxy Statement.

Management assessed the effectiveness of Ashland's internal control over financial reporting as of September 30, 2006. Management conducted its assessment utilizing the framework described in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that Ashland maintained effective internal control over financial reporting as of September 30, 2006.

Ernst & Young LLP, an independent registered public accounting firm, has audited and reported on the consolidated financial statements of Ashland Inc. and consolidated subsidiaries, management's assessment of the effectiveness of Ashland's internal control over financial reporting and the effectiveness of Ashland's internal control over financial reporting. The reports of the independent auditors are contained in this Annual Report.

/s/ James J. O'Brien
James J. O'Brien
Chairman of the Board and
Chief Executive Officer

/s/ J. Marvin Quin
J. Marvin Quin
Senior Vice President and
Chief Financial Officer

November 20, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Ashland Inc. and consolidated subsidiaries

We have audited the accompanying consolidated balance sheets of Ashland Inc. and consolidated subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of Ashland Inc. and consolidated subsidiaries' management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (appearing on pages F-5 to F-32 of this annual report on Form 10-K) present fairly, in all material respects, the consolidated financial position of Ashland Inc. and consolidated subsidiaries at September 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ashland Inc. and consolidated subsidiaries' internal control over financial reporting as of September 30, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 20, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio
November 20, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Ashland Inc. and consolidated subsidiaries

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Ashland Inc. and consolidated subsidiaries maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ashland Inc. and consolidated subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Ashland Inc. and consolidated subsidiaries maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Ashland Inc. and consolidated subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ashland Inc. and consolidated subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006 and our report dated November 20, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio
November 20, 2006

Ashland Inc. and Consolidated Subsidiaries

Statements of Consolidated Income

Years Ended September 30

(In millions except per share data)	2006	2005	2004
Revenues			
Sales and operating revenues	$ 7,233	$ 6,731	$ 5,776
Equity income - Note F	11	525	412
Other income	33	39	26
	7,277	7,295	6,214
Costs and expenses			
Cost of sales and operating expenses	6,030	5,545	4,721
Selling, general and administrative expenses	1,077	1,079	968
	7,107	6,624	5,689
Operating income	170	671	525
(Loss) gain on the MAP Transaction - Note E (a)	(5)	1,284	-
Loss on early retirement of debt - Note E	-	(145)	-
Net interest and other financing income (costs) - Note H	47	(82)	(114)
Income from continuing operations before income taxes	212	1,728	411
Income tax (expense) benefit - Note M	(29)	230	(100)
Income from continuing operations	183	1,958	311
Income from discontinued operations (net of income taxes) - Note D	224	46	67
Net income	$ 407	$ 2,004	$ 378
Earnings per share - Note A			
Basic			
Income from continuing operations	$ 2.57	$ 26.85	$ 4.44
Income from discontinued operations	3.16	0.64	0.97
Net income	$ 5.73	$ 27.49	$ 5.41
Diluted			
Income from continuing operations	$ 2.53	$ 26.23	$ 4.36
Income from discontinued operations	3.11	0.62	0.95
Net income	$ 5.64	$ 26.85	$ 5.31

(a) "MAP Transaction" refers to the June 30, 2005 transfer of Ashland's 38% interest in Marathon Ashland Petroleum LLC (MAP), Ashland's maleic anhydride business and 60 Valvoline Instant Oil Change centers in Michigan and northwest Ohio to Marathon Oil Corporation in a transaction valued at approximately $3.7 billion. See Note E for further information.

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30

(In millions)	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 1,820	$ 985
Available-for-sale securities - Note K	349	403
Accounts receivable (less allowances for doubtful accounts of $40 million in 2006 and $33 million in 2005)	1,401	1,242
Inventories - Note A	532	439
Deferred income taxes - Note M	93	104
Other current assets	55	22
Current assets of discontinued operations - Note D	-	562
	4,250	3,757
Investments and other assets		
Goodwill and other intangibles - Note G	310	235
Asbestos insurance receivable (noncurrent portion) - Note P	444	370
Deferred income taxes - Note M	186	228
Other noncurrent assets	450	419
Noncurrent assets of discontinued operations - Note D	-	976
	1,390	2,228
Property, plant and equipment - Note A		
Cost		
Land	82	79
Buildings	522	495
Machinery and equipment	1,260	1,137
Construction in progress	143	119
	2,007	1,830
Accumulated depreciation and amortization	(1,057)	(1,000)
	950	830
	$ 6,590	$ 6,815
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt - Note H	$ 12	$ 12
Dividends payable	674	-
Trade and other payables	1,302	1,239
Income taxes	53	13
Current liabilities of discontinued operations - Note D	-	281
	2,041	1,545
Noncurrent liabilities		
Long-term debt (less current portion) - Note H	70	82
Employee benefit obligations - Note Q	313	358
Asbestos litigation reserve (noncurrent portion) - Note P	585	521
Other long-term liabilities and deferred credits	485	482
Noncurrent liabilities of discontinued operations - Note D	-	88
	1,453	1,531
Stockholders' equity - Notes N & O		
Common stock, par value $.01 per share, 200 million shares authorized Issued - 67 million shares in 2006 and 73 million shares in 2005	1	1
Paid-in capital	240	605
Retained earnings	2,899	3,251
Accumulated other comprehensive loss	(44)	(118)
	3,096	3,739
	$ 6,590	$ 6,815

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries

Statements of Consolidated Stockholders' Equity

(In millions)	Common stock	Paid-in capital	Retained earnings	Accumulated other comprehensive loss (a)	Total
Balance at September 30, 2003	$ 68	$ 350	$ 1,961	$ (126)	$ 2,253
Total comprehensive income (b)			378	20	398
Regular dividends, $1.10 per common share			(77)		(77)
Issued 3,310,204 common shares under stock incentive and other plans (c)	4	128			132
Balance at September 30, 2004	72	478	2,262	(106)	2,706
Total comprehensive income (b)			2,004	(12)	1,992
Regular dividends, $1.10 per common share			(79)		(79)
Distribution of Marathon shares from the MAP Transaction - Note E			(936)		(936)
Change in par value of common stock - Note N	(74)	74			-
Issued 3,055,082 common shares under stock incentive and other plans (c)	3	153			156
Repurchase of 1,768,600 common shares		(100)			(100)
Balance at September 30, 2005	1	605	3,251	(118)	3,739
Total comprehensive income (b)			407	74	481
Regular dividends, $1.10 per common share		2	(80)		(78)
Special dividend, $10.20 per common share - Note N		5	(679)		(674)
Issued 662,451 common shares under stock incentive and other plans (c)		33			33
Repurchase of 6,670,930 common shares		(405)			(405)
Balance at September 30, 2006	$ 1	$ 240	$ 2,899	$ (44)	$ 3,096

(a) At September 30, 2006 and 2005, the accumulated other comprehensive loss (after tax) of $44 million for 2006 and $118 million for 2005 was comprised of a minimum pension liability of $113 million for 2006 and $160 million for 2005, net unrealized translation gains of $71 million for 2006 and $43 million for 2005, and net unrealized losses on cash flow hedges of $2 million for 2006 and $1 million for 2005.

(b) Reconciliations of net income to total comprehensive income follow.

(In millions)	2006	2005	2004
Net income	$ 407	$ 2,004	$ 378
Minimum pension liability adjustment	76	(49)	(21)
Related tax (expense) benefit	(29)	19	8
Unrealized translation gains	27	19	32
Related tax benefit	1	-	1
Unrealized losses on cash flow hedges	(1)	(1)	-
Total comprehensive income	$ 481	$ 1,992	$ 398

(c) Includes income tax benefits resulting from the exercise of stock options of $7 million in 2006, $34 million in 2005 and $16 million in 2004.

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries

Statements of Consolidated Cash Flows

Years Ended September 30

(In millions)	2006	2005	2004
Cash flows from operating activities from continuing operations			
Net income	$ 407	$ 2,004	$ 378
Results from discontinued operations (net of income taxes)	(224)	(46)	(67)
Adjustments to reconcile income from continuing operations to cash flows from operating activities			
Depreciation and amortization	111	100	98
Deferred income taxes	(1)	(500)	104
Equity income from affiliates	(11)	(525)	(412)
Distributions from equity affiliates	5	279	152
Loss (gain) on the MAP Transaction - Note E	5	(1,284)	-
Loss on early retirement of debt - Note E	-	145	-
Change in operating assets and liabilities (a)	(141)	(232)	(210)
Other items	(3)	(5)	-
	148	(64)	43
Cash flows from financing activities from continuing operations			
Proceeds from issuance of common stock	18	115	108
Excess tax benefits related to share-based payments - Note A	6	20	3
Repayment of long-term debt	(13)	(1,552)	(100)
Repurchase of common stock	(405)	(100)	-
(Decrease) increase in short-term debt	-	(40)	40
Cash dividends paid	(78)	(79)	(77)
	(472)	(1,636)	(26)
Cash flows from investing activities from continuing operations			
Additions to property, plant and equipment	(175)	(180)	(137)
Purchase of operations - net of cash acquired	(183)	(135)	(5)
Proceeds from sale of operations	-	3,303	-
Purchases of available-for-sale securities	(824)	(402)	-
Proceeds from sales and maturities of available-for-sale securities	876	1	-
Purchase of accounts receivable (revised - see Note A)	-	(150)	-
Collections of accounts receivable purchased (revised - see Note A)	-	150	-
Other - net	20	9	23
	(286)	2,596	(119)
Cash (used) provided by continuing operations	(610)	896	(102)
Cash provided (used) by discontinued operations (revised - see Note A)			
Operating cash flows	197	53	143
Investing cash flows	1,248	(207)	(21)
Increase in cash and cash equivalents	835	742	20
Cash and cash equivalents - beginning of year	985	243	223
Cash and cash equivalents - end of year	$ 1,820	$ 985	$ 243
(Increase) decrease in operating assets (a)			
Accounts receivable	$ (76)	$ (291)	$ (149)
Inventories	(56)	(72)	(9)
Other current assets	21	94	(60)
Investments and other assets	(32)	(247)	(15)
Increase (decrease) in operating liabilities (a)			
Trade and other payables	42	106	(3)
Other current liabilities	(90)	(27)	(11)
Noncurrent liabilities	50	205	37
Change in operating assets and liabilities	$ (141)	$ (232)	$ (210)
Supplemental disclosures			
Interest paid	$ 9	$ 119	$ 116
Income taxes paid	140	299	84
Non-cash distribution of Marathon stock	-	936	-

(a) Excludes changes resulting from operations acquired or sold.

See Notes to Consolidated Financial Statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of Ashland and its majority owned subsidiaries. Investments in joint ventures and 20% to 50% owned affiliates where Ashland has the ability to exert significant influence are accounted for by the equity method. All material intercompany transactions and balances have been eliminated. Certain prior period data has been reclassified in the consolidated financial statements and accompanying notes to conform to current period presentation.

Ashland has separately disclosed in the Statements of Consolidated Cash Flows the operating and investing portion of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount. There were no financing cash flows related to discontinued operations for the reported periods. In addition, for the year ended September 30, 2005, the company added two captions in the Investment section entitled "purchase of accounts receivable" and "collections of accounts receivable purchased" of $150 million each. These new captions disclose the cash paid for the previously disclosed repurchase of accounts receivable previously sold under Ashland's sale of receivables facility and the subsequent collection of those repurchased receivables.

On August 28, 2006, Ashland completed the sale of the stock of its wholly owned subsidiary, Ashland Paving And Construction, Inc. (APAC), to Oldcastle Materials, Inc. (Oldcastle). The operating results and assets and liabilities related to APAC have been reflected as discontinued operations in the consolidated financial statements for all periods presented. Unless otherwise noted, amounts in these Notes to Consolidated Financial Statements exclude amounts attributable to discontinued operations.

During 2006, Ashland redefined its reporting segments as it continues to evolve into a diversified, global chemical company. Performance Materials and Water Technologies, formerly combined under Ashland Specialty Chemical, have now been separately disclosed since these businesses serve different markets and recent acquisitions have made Water Technologies a much larger and more distinct part of Ashland. Performance Materials includes three related business groups: Composite Polymers, Casting Solutions, and Specialty Polymers and Adhesives. Water Technologies also includes three related business groups: Drew Industrial, Drew Marine, and Environmental and Process Solutions (which is the business acquired from Degussa AG in May 2006). Disclosing Performance Materials and Water Technologies separately provides greater visibility to Ashland's strategy of expanding its products, services and geographical reach in key market segments where it competes. For further information on this revised disclosure see "Information by Industry Segment" immediately following the Notes to Consolidated Financial Statements on pages F-31 and F-32 of this document.

Use of estimates, risks and uncertainties

The preparation of Ashland's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions include long-lived assets, employee benefit obligations, income taxes, reserves and associated receivables for asbestos litigation and environmental remediation. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions or conditions.

Ashland's results are affected by domestic and international economic, political, legislative, regulatory and legal actions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, government fiscal policies, and changes in the prices of hydrocarbon-based products and other raw materials, can have a significant effect on operations. While Ashland maintains reserves for anticipated liabilities and carries various levels of insurance, Ashland could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings relating to asbestos, environmental remediation or other matters.

Cash and cash equivalents

Cash equivalents include highly liquid investments maturing within three months after purchase.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

Available-for-sale securities

Securities are classified as held-to-maturity or available-for-sale on the date of purchase. Ashland did not have any securities classified as held-to-maturity as of September 30, 2006 and 2005. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, included in accumulated other comprehensive loss, a component of stockholders' equity. The fair value of a security is determined based on quoted market prices. Interest and dividends along with realized gains or losses are reported within the caption "net interest and other financing income (costs)" in the Statements of Consolidated Income. The cost of securities sold is based on the specific identification method. All securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and Ashland's intent and ability to hold the security. A decline in value that is considered to be other-than-temporary is recorded as a loss within the caption "net interest and other financing income (costs)" in the Statements of Consolidated Income.

Allowance for doubtful accounts

Ashland records an allowance for doubtful accounts as a best estimate of the amount of probable credit losses for accounts receivable. Each month Ashland reviews this allowance and considers factors such as customer credit, past transaction history with the customer and changes in customer payment terms when determining whether the collection of a receivable is reasonably assured. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Receivables are charged off against the allowance for doubtful accounts when it is probable a receivable will not be recovered.

Inventories

(In millions)	2006	2005
Chemicals and plastics	$ 540	$ 429
Lubricants	84	68
Other products and supplies	55	69
Excess of replacement costs over LIFO carrying values	(147)	(127)
	$ 532	$ 439

Inventories are carried at the lower of cost or market. Chemicals, plastics and lubricants with a replacement cost of $393 million at September 30, 2006, and $337 million at September 30, 2005, are valued at cost using the last-in, first-out (LIFO) method. The remaining inventories are stated at cost using the first-in, first-out (FIFO) method or average cost method (which approximates FIFO).

Property, plant and equipment

The cost of property, plant and equipment is depreciated by the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 25 to 35 years and machinery and equipment principally over 4 to 15 years. Such costs are periodically reviewed for recoverability when impairment indicators are present. Such indicators include, among other factors, operating losses, unused capacity, market value declines and technological obsolescence. Recorded values of property, plant and equipment that are not expected to be recovered through undiscounted future net cash flows are written down to current fair value, which generally is determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale). Asset impairment charges were $6 million in 2006 and were not significant in 2005 and 2004.

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations," an interpretation of FASB Statement No. 143, "Accounting for Asset Retirement Obligations." FIN 47 requires that a liability be established for all legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and (or) the normal operation of a long-lived asset. The adoption of FIN 47 during the current year did not have a material effect on Ashland's financial position, results of operations or cash flows.

Derivative instruments

Ashland regularly uses commodity-based and foreign currency derivative instruments to manage its exposure to price fluctuations associated with the purchase of butane and natural gas, as well as certain transactions denominated in foreign currencies. All derivative instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value. Changes in the fair value of all derivatives are recognized immediately in income unless the derivative qualifies as a hedge of future cash flows. Gains and losses related to a hedge are either recognized in income immediately to offset the gain or loss on the hedged item, or deferred and recorded in the stockholders' equity section of the Consolidated Balance Sheet as a component of total comprehensive income and subsequently recognized in the Statements of Consolidated Income when the hedged item affects net income. The ineffective portion of the change in fair value of a hedge is recognized in income immediately. Ashland has designated a limited portion of its foreign currency derivatives as qualifying for hedge accounting treatment, but their impact on the consolidated financial statements is not significant. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts, but exposure is limited to the replacement value of the contracts. Ashland further minimizes this credit risk through internal monitoring procedures and as of September 30, 2006 does not have significant credit risk on open derivative contracts.

Revenue recognition

Revenues generally are recognized when persuasive evidence of an arrangement exists, products are shipped or services are provided to customers, the sales price is fixed or determinable and collectibility is reasonably assured.

Expense recognition

Cost of sales and operating expenses include material and production costs, as well as the costs of inbound and outbound freight, purchasing and receiving, inspection, warehousing, internal transfers, and all other distribution network costs. Selling, general and administrative expenses include sales and marketing costs, advertising, research and development, customer support, environmental remediation, and corporate and divisional administrative costs.

Because Ashland's products generally are sold without any extended warranties, liabilities for product warranties are insignificant. Costs of product warranties generally are expensed as incurred. Advertising costs ($68 million in 2006, $69 million in 2005 and $78 million in 2004) and research and development costs ($48 million in 2006, $45 million in 2005 and $43 million in 2004) are expensed as incurred.

Income taxes

Ashland is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining Ashland's provision for income taxes and the related assets and liabilities. Income taxes are accounted for under FASB Statement No. 109 (FAS 109), "Accounting for Income Taxes." The provision for income taxes includes income taxes paid, currently payable or receivable, and those deferred. Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Deferred tax assets are also recognized for the estimated future effects of tax loss carryforwards. The effect on deferred taxes of changes in tax rates is recognized in the period in which the enactment date changes. Valuation allowances are established when necessary on a jurisdictional basis to reduce deferred tax assets to the amounts expected to be realized.

In the ordinary course of Ashland's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Ashland is regularly under audit by tax authorities. Accruals for tax contingencies are provided for in accordance with the requirements of FASB Statement No. 5, "Accounting for Contingencies." Although Ashland believes it has appropriate support for the positions taken on tax returns, a liability has been recorded that represents Ashland's best estimate of the probable loss on certain of these positions. Ashland believes that the recorded accruals for all known tax liabilities are adequate for all open years, based on the assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although Ashland believes the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain. Therefore, Ashland's assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. Although Ashland believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on Ashland's income tax provision, net income, or cash flows could result in the period such a determination is made. Due to the complexity involved, Ashland is not able to estimate the range of reasonably possible losses in excess of amounts recorded.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition for tax related positions. FIN 48 becomes effective for Ashland on October 1, 2007. Ashland has not determined the effect, if any, the adoption of FIN 48 will have on the consolidated financial statements.

Environmental costs

Accruals for environmental costs are recognized when it is probable a liability has been incurred and the amount of that liability can be reasonably estimated. Such costs are charged to expense if they relate to the remediation of conditions caused by past operations or are not expected to mitigate or prevent contamination from future operations. Liabilities are recorded at undiscounted amounts based on experience, assessments and current technology, without regard to any third-party recoveries and are regularly adjusted as environmental assessments and remediation efforts continue.

Foreign currency translation

Operations outside the United States are measured using the local currency as the functional currency. Upon consolidation, the results of operations of the subsidiaries and affiliates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the average exchange rates for the year and assets and liabilities are translated at year-end exchange rates. Adjustments to translate assets and liabilities into U.S. dollars are recorded in the stockholders' equity section of the Consolidated Balance Sheet as a component of accumulated other comprehensive loss and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

Stock incentive plans

In December 2004, the FASB issued Statement No. 123R (FAS 123R), which revised FAS 123, "Accounting for Stock-Based Compensation," by requiring the expensing of share-based compensation over the vesting period of the award based on the grant-date fair value of the award. FAS 123 had provided companies the option of expensing such awards or disclosing the pro forma effects of such expensing in the notes to financial statements. As of October 1, 2002, Ashland began expensing employee stock options in accordance with FAS 123 and its related amendments. Ashland elected the modified prospective method of adoption, under which compensation costs recorded in the year ended September 30, 2003 were the same as that which would have been recorded had the recognition provisions of FAS 123 been applied from its original effective date. Results for prior periods were not restated. FAS 123R also required an additional caption in the financing section of the Statement of Consolidated Cash Flows to present separately the excess tax benefits from share-based payment arrangements. The adoption of FAS 123R during 2006 did not have a material effect on Ashland's financial position, results of operations or cash flows. In 2004, Ashland began granting stock-settled stock appreciation rights (SARs), which are expensed like stock options in accordance with FAS 123R. In addition to stock options and SARs, Ashland grants nonvested stock awards to key employees and directors, which are expensed over their vesting period.

Earnings per share

Following is the computation of basic and diluted earnings per share (EPS) from continuing operations.

(In millions except per share data)	2006	2005	2004
Numerator			
Numerator for basic and diluted EPS - Income from continuing operations	$ 183	$ 1,958	$ 311
Denominator			
Denominator for basic EPS - Weighted average common shares outstanding	71	73	70
Common shares issuable upon exercise of stock options and stock appreciation rights	1	2	1
Denominator for diluted EPS - Adjusted weighted average shares and assumed conversions	72	75	71
EPS from continuing operations			
Basic	$ 2.57	$ 26.85	$ 4.44
Diluted	2.53	26.23	4.36

NOTE B – INFORMATION BY INDUSTRY SEGMENT

Ashland's businesses are managed along four industry segments: Performance Materials, Distribution, Valvoline and Water Technologies. Previously, Ashland operated its wholly owned subsidiary, APAC, as a separate industry segment before it was divested on August 28, 2006. Ashland also held, through June 30, 2005, a 38% interest in Marathon Ashland Petroleum LLC (MAP), which was the primary component of its Refining and Marketing segment. Information by industry segment is shown on pages F-31 and F-32.

Performance Materials is a worldwide manufacturer and supplier of specialty chemicals and customized services to the building and construction, packaging and converting, transportation, marine and metal casting industries. It is a technology leader in metal casting consumables and design services; unsaturated polyester and vinyl ester resins and gelcoats; and high-performance adhesives and specialty resins. Performance Materials owns and operates 29 manufacturing facilities and participates in 10 manufacturing joint ventures in 15 countries.

Distribution distributes chemicals, plastics and composite raw materials in North America and plastics in Europe. Deliveries are facilitated at locations in North America through a network of 68 owned or leased facilities, 59 third-party warehouses, rail terminals and tank terminals and 13 locations that perform contract packaging activities for Distribution. Distribution of thermoplastic resins in Europe is conducted in 13 countries primarily through 17 third-party warehouses and one owned warehouse.

Valvoline is a marketer of premium-branded automotive and commercial oils, automotive chemicals, automotive appearance products and automotive services, with sales in more than 100 countries. The Valvoline® trademark was federally registered in 1873 and is the oldest trademark for lubricating oil in the United States. Valvoline is engaged in the "fast oil change" business through owned and franchised service centers operating under the Valvoline Instant Oil Change (VIOC) name.

Water Technologies is a supplier of chemical and non-chemical water treatment solutions for industrial, municipal and commercial facilities. It provides industrial, commercial and institutional water treatments, wastewater treatment, pathogen control, paint and coating additives, pulp and paper processing and mining chemistries. In addition, it also provides boiler and cooling water treatments; fuel treatments; welding, refrigerant and sealing products; and fire-fighting, safety and rescue products and services for the merchant marine industry. Water Technologies owns and operates 13 manufacturing facilities in 12 countries and participates in four joint ventures. Water Technologies' diverse spectrum of products competes globally in niche markets.

Ashland's Refining and Marketing operations consisted primarily of equity income from Ashland's 38% interest in MAP, a former joint venture with Marathon Oil Corporation (Marathon), which operated seven refineries with a total crude oil refining capacity of 948,000 barrels per day. On June 30, 2005, Ashland completed the transfer of its 38% interest in MAP and two other businesses to Marathon in a transaction valued at approximately $3.7 billion. For further information on this transaction see Note E.

Information about Ashland's domestic and international operations follows. Ashland has no material operations in any individual international country and no single customer represented more than 10% of sales and operating revenues in 2006, 2005 or 2004.

	Revenues from external customers			Net assets		Property, plant and equipment	
(In millions)	2006	2005	2004	2006	2005	2006	2005
United States	$ 5,321	$ 5,515	$ 4,839	$ 2,333	$ 3,162	$ 721	$ 668
International	1,956	1,780	1,375	763	577	229	162
	$ 7,277	$ 7,295	$ 6,214	$ 3,096	$ 3,739	$ 950	$ 830

NOTE C – RELATED PARTY TRANSACTIONS

Ashland sold chemicals and lubricants to MAP and purchased petroleum products from MAP. Such transactions were in the ordinary course of business at negotiated prices comparable to those of transactions with other customers and suppliers. In addition, Ashland and MAP provided certain administrative services to each other, the net amounts of which were not significant and are included in the sales amounts below. As further described in Note E, Ashland transferred its remaining

NOTE C – RELATED PARTY TRANSACTIONS (continued)

interest in MAP to Marathon on June 30, 2005. The following table indicates the amounts of these transactions for the nine months ended June 30, 2005 and the fiscal year ended September 30, 2004. During 2006, 2005 and 2004 Ashland incurred customary third-party purchase and sale activity from its various joint venture investments and other related parties in the normal course of business. These transactions were not significant for each of these fiscal years.

(In millions)	2005	2004
Ashland's sales to MAP	$ 19	$ 22
Ashland's purchases from MAP	153	229

NOTE D – DISCONTINUED OPERATIONS

APAC

On August 28, 2006, Ashland completed the sale of the stock of its wholly owned subsidiary, APAC, to Oldcastle. The sale price of $1.30 billion was subject to adjustments for changes in working capital and certain other accounts from September 30, 2005, until the closing date. Oldcastle paid $34 million at closing as a preliminary estimate of the working capital adjustment that was subsequently calculated at $5 million. Per the agreement, Oldcastle has a certain period of time to review this working capital calculation, therefore, future adjustments to the gain on this sale are possible until final approval is received. Ashland's Board of Directors authorized that a substantial portion of the $1.23 billion estimated after-tax proceeds of the sale of APAC be distributed to the shareholders of Ashland as a one-time special dividend with any remaining proceeds being used to continue to support Ashland's current share repurchase program. For further information on the special dividend and current share repurchase program see Note N.

Proceeds net of expenses of approximately $11 million exceeded the book investment and resulted in a pretax gain of $128 million. The sale of APAC was a taxable transaction that resulted in $66 million being recorded for the combined federal and state income tax obligation. Net deferred tax liabilities totaling $27 million were reversed through the income tax provision and included in the gain computation of the transaction. The reversal of deferred taxes reflects the fact that Oldcastle assumed Ashland's tax basis in these net assets as a result of this divestiture. In addition, the sale of APAC resulted in a pretax curtailment gain of $34 million, or $21 million after-tax, related to the pension and postretirement plans and is included as a component of the total gain recorded as a result of the sale. For further information on the curtailment gain and its impact on the pension and postretirement plan obligations see Note Q. The total gain on the sale of APAC, including the curtailment gain, amounted to $162 million pretax and $110 million after-tax. As part of the agreement with Oldcastle, Ashland also retained $78 million in net liabilities related to APAC's employee benefit obligations and incentive compensation.

APAC qualifies as discontinued operations under FASB Statement No. 144 (FAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, the operating results, net of tax, and assets and liabilities of discontinued operations are presented separately in Ashland's consolidated financial statements and the Notes to Consolidated Financial Statements have been adjusted to exclude discontinued operations. The amounts eliminated from continuing operations did not include allocations of corporate expenses included in the selling, general and administrative expenses caption in the Statements of Consolidated Income and the related combined 39% U.S. federal (35%) and state (4%, net of federal deductions) statutory income tax benefits of such expenses. These corporate expenses were $41 million in 2006, $45 million in 2005 and $42 million in 2004. In accordance with a consensus of the Emerging Issues Task Force (EITF 87-24), allocations of general corporate overhead may not be allocated to discontinued operations for financial statement presentation.

Other

Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Such claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation, a former subsidiary. Additional reserves were recorded in 2004 and 2006 to reflect updates to these estimates. No increase to the asbestos reserve or insurance receivable was recorded during 2005, though minor unreserved expenses were incurred associated with asbestos liabilities. See Note P for further information on Ashland's asbestos-related litigation.

Ashland recorded an after-tax charge of $2 million in 2004 to adjust the gain on the sale of the discontinued operations of Ashland's Electronic Chemicals business sold in 2003.

Components of amounts reflected in the September 30, 2005 Consolidated Balance Sheet related to discontinued operations of APAC are presented in the following table.

(In millions)	2005
Assets	
Accounts receivable	$ 358
Inventories	87
Deferred income taxes	18
Other current assets	99
Current assets of discontinued operations	562
Goodwill and other intangibles	413
Deferred income taxes	(54)
Property, plant and equipment	592
Other noncurrent assets	25
Noncurrent assets of discontinued operations	976
Total assets of discontinued operations	$ 1,538
Liabilities	
Trade and other payables	$ 281
Current liabilities of discontinued operations	281
Other noncurrent liabilities	88
Noncurrent liabilities of discontinued operations	88
Total liabilities of discontinued operations	$ 369

Components of amounts reflected in the Statements of Consolidated Income related to discontinued operations are presented in the following table for each of the years ended September 30.

(In millions)	2006	2005	2004
Revenues from discontinued operations			
APAC (a)	$ 2,730	$ 2,565	$ 2,567
Income (loss) from discontinued operations			
APAC	176	75	137
Asbestos-related litigation reserves and expenses	(2)	(1)	(29)
Gain (loss) on disposal of discontinued operations			
APAC	162	-	-
Electronic Chemicals	-	-	(2)
Income before income taxes	336	74	106
Income tax (expense) benefit			
Benefit (expense) related to income (loss) from discontinued operations			
APAC	(61)	(28)	(50)
Asbestos-related litigation reserves and expenses	1	-	11
Expense related to gain (loss) on disposal of discontinued operations			
APAC	(52)	-	-
Income from discontinued operations (net of income taxes)	$ 224	$ 46	$ 67

(a) APAC revenues for 2006 were for the eleven months ended August 28, 2006.

NOTE E – MAP TRANSACTION

On June 30, 2005, Ashland completed the transfer of Ashland's 38% interest in MAP and two other businesses to Marathon in a transaction valued at approximately $3.7 billion (the "MAP Transaction"). The two other businesses were Ashland's maleic anhydride business and 60 Valvoline Instant Oil Change centers in Michigan and northwest Ohio.

As a result of the transaction, Old Ashland shareholders of record as of the close of business on June 30, 2005, received .2364 Marathon shares and one Ashland share per Old Ashland share. In total, Ashland's shareholders received 17,538,815 shares of Marathon common stock with an aggregate value of $936 million based upon the June 30, 2005 closing price of Marathon stock. Additionally, the transaction resulted in Ashland's receipt of $2.4 billion in cash and MAP accounts receivable of $913 million, which totaled $3.3 billion. This amount was comprised of $2.8 billion of cash and accounts receivable, which amount was included in the $3.7 billion transaction value, and $518 million of additional cash and accounts receivable representing 38% of MAP's distributable cash and other adjustments as of June 30, 2005.

Proceeds net of expenses of $28 million exceeded the book investment and resulted in a pretax gain of $1,284 million recorded in 2005. Even though the Marathon common stock distribution went directly to Ashland shareholders, for financial reporting purposes the Marathon stock was reflected as non-cash proceeds from the transaction, included in the gain computation, and then shown as a distribution to shareholders out of retained earnings in Ashland's stockholders' equity progression. The pretax gain was shown on a separate line caption on the Statements of Consolidated Income below operating income and labeled "Gain on the MAP Transaction." Because none of the businesses qualified as discontinued operations under FAS 144, the gain was reported in income from continuing operations, with no restatement of prior results.

The MAP Transaction was structured to be generally tax-free to Ashland shareholders and tax-efficient to Ashland. Ashland and Marathon entered into a closing agreement with the Internal Revenue Service (IRS) with respect to various tax consequences of the transaction. Pursuant to a Tax Matters Agreement (TMA) with Marathon, any tax payable under Section 355(e) of the Internal Revenue Code on the transaction up to $200 million will be borne by Marathon, with the next $175 million being borne by Ashland, and any tax over $375 million being split equally between the two companies. Ashland has incurred approximately $14 million of Section 355(e) tax which has been borne by Marathon.

Due to the structure of the transaction, Marathon is entitled to the tax deductions for Ashland's future payments of certain contingent liabilities related to previously owned businesses of Ashland. However, pursuant to the terms of the TMA, Marathon has agreed to compensate Ashland for these tax deductions. Ashland recorded a discounted receivable for the estimated present value of probable recoveries from Marathon for the portion of these future tax deductions which is not dependent upon Marathon's ability to utilize these deductions. This receivable was included in the total pretax gain on the transaction. Deferred tax assets previously recorded on these contingent liabilities were reversed through the income tax provision for the transaction. Adjustments to the receivable resulting from changes in the liability estimates have been and will continue to be recorded in the "Gain on the MAP Transaction" line caption on the income statement, while the accretion of the discount will be reflected in interest income. At September 30, 2006, this receivable had been reduced to $55 million and is included in other current and noncurrent assets on Ashland's Consolidated Balance Sheets.

Net deferred tax liabilities totaling $335 million were reversed through the income tax provision for the transaction. The reversal of deferred taxes, including those deferred tax assets related to the contingent liabilities discussed above, reflects the fact that Marathon assumed Ashland's tax basis in these net assets as a result of the MAP Transaction.

Ashland used a substantial portion of the proceeds of the MAP Transaction to retire most of its debt and certain other financial obligations. In addition to the repurchase of accounts receivable previously sold under its sale of receivables facility and the purchase of $101 million of assets that were formerly leased under operating leases, Ashland retired approximately $1.6 billion of balance sheet debt as of September 30, 2005 and incurred a loss on the early retirement of debt of $145 million. The loss consisted of debt repayment premiums of $139 million, a tender fee of $3 million and the write-off of deferred debt issuance costs of $3 million. A tax benefit of $57 million was recorded for the loss on early retirement of debt.

The gain on the MAP Transaction and the loss on early retirement of debt, net of their respective tax effects, increased net income by $1,531 million, or $20.51 per share, for the year ended September 30, 2005. Due to the continuing nature of certain tax issues, the gain has been adjusted in 2006, and may continue to be adjusted in future periods. Adjustments to the gain in subsequent periods will be reflected in the quarter they are determined.

NOTE F – UNCONSOLIDATED AFFILIATES

Summarized financial information reported by MAP and other companies accounted for on the equity method is presented in the following table, along with a summary of the amounts recorded in Ashland's consolidated financial statements. As further discussed in Note E, Ashland transferred its remaining interest in MAP to Marathon on June 30, 2005. MAP's 2005 summarized financial information as presented below is for the nine months ended June 30, 2005. The summarized financial information for all other companies accounted for on the equity method by Ashland is as of and for the year ended September 30, 2006, 2005 and 2004, respectively. Since MAP was organized as a limited liability company that elected to be taxed as a partnership, the parents were responsible for income taxes applicable to their share of MAP's taxable income. The net income of MAP reflected in the following table does not include any provision for income taxes incurred by its parents. At September 30, 2006, Ashland's retained earnings included $29 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.

(In millions)	MAP	Other affiliates	Total
September 30, 2006			
Financial position			
Current assets		$ 170	
Current liabilities		(82)	
Working capital		88	
Noncurrent assets		67	
Noncurrent liabilities		(13)	
Stockholders' equity		$ 142	
Results of operations			
Sales and operating revenues		$ 426	
Income from operations		40	
Net income		27	
Amounts recorded by Ashland			
Investments and advances		$ 61	
Equity income		11	
Distributions received		5	
September 30, 2005			
Financial position			
Current assets		$ 154	
Current liabilities		(87)	
Working capital		67	
Noncurrent assets		61	
Noncurrent liabilities		(9)	
Stockholders' equity		$ 119	
Results of operations			
Sales and operating revenues	$ 38,195 (a)	$ 384	
Income from operations	1,408 (a)	31	
Net income	1,396 (a)	19	
Amounts recorded by Ashland			
Investments and advances	$ -	$ 51	$ 51
Equity income	517	8	525
Distributions received	272	7	279
September 30, 2004			
Results of operations			
Sales and operating revenues	$ 40,672	$ 306	
Income from operations	1,129	27	
Net income	1,118	18	
Amounts recorded by Ashland			
Equity income	$ 405	$ 7	$ 412
Distributions received	146	6	152

(a) Amounts are for the nine months ended June 30, 2005. See Note E for further information.

NOTE G – GOODWILL AND OTHER INTANGIBLES

In accordance with FASB Statement No. 142 (FAS 142), "Goodwill and Other Intangible Assets," Ashland conducts an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. In accordance with FAS 142, Ashland reviewed goodwill for impairment based on reporting units, which are defined as operating segments or groupings of businesses one level below the operating segment level. Ashland has completed its most recent annual goodwill impairment test required by FAS 142 as of July 1, 2006 and has determined that no impairment exists.

The following is a progression of goodwill by segment for the years ended September 30, 2006 and 2005.

(In millions)	Performance Materials	Distribution	Valvoline	Water Technologies	Total
Balance at September 30, 2004	$ 57	$ -	$ 6	$ 39	$ 102
Acquisitions	43	1	18	-	62
Balance at September 30, 2005	100	1	24	39	164
Acquisitions	6	-	5	31	42
Currency translation adjustment	4	-	-	-	4
Balance at September 30, 2006	$ 110	$ 1	$ 29	$ 70	$ 210

Intangible assets consist of trademarks and trade names, patents and licenses, non-compete agreements, sale contracts, customer lists and intellectual property. Intangibles are amortized on a straight-line basis over their estimated useful lives. The cost of trademarks and trade names is amortized principally over 10 to 25 years, intellectual property over 5 to 17 years and other intangibles over 3 to 20 years. Ashland reviews intangible assets for possible impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.

Intangible assets were comprised of the following as of September 30, 2006 and 2005.

	2006			2005		
(In millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Trademarks and trade names	$ 54	$ (20)	$ 34	$ 56	$ (18)	$ 38
Intellectual property	32	(6)	26	19	(4)	15
Other intangibles	49	(9)	40	25	(7)	18
Total intangible assets	$ 135	$ (35)	$ 100	$ 100	$ (29)	$ 71

Amortization expense recognized on intangible assets was $6 million for 2006, $4 million for 2005 and $2 million for 2004. As of September 30, 2006, all of Ashland's intangible assets that had a carrying value were being amortized except for certain trademarks and trade names that currently have been determined to have indefinite lives. These assets had a balance of $32 million as of September 30, 2006 and $23 million as of September 30, 2005. In accordance with FAS 142, Ashland annually reviews these assets to determine whether events and circumstances continue to support the indefinite useful life. Estimated amortization expense for future periods is $8 million in 2007, $8 million in 2008, $7 million in 2009, $6 million in 2010 and $5 million in 2011.

NOTE H – DEBT

(In millions)	2006	2005
Medium-term notes, due 2006-2019, interest at a weighted average rate of 8.1% at September 30, 2006 (7.2% to 9.4%)	$ 32	$ 42
8.80% debentures, due 2012	20	20
6.86% medium-term notes, Series H, due 2009	17	17
6.625% senior notes, due 2008	3	3
Other	10	12
Total long-term debt	82	94
Current portion of long-term debt	(12)	(12)
Long-term debt (less current portion)	$ 70	$ 82

Aggregate maturities of long-term debt are $12 million in 2007, $5 million in 2008, $20 million in 2009, $3 million in 2010 and less than one million in 2011. No short-term borrowings were outstanding at September 30, 2006 and 2005.

During 2006 Ashland entered into an in-substance defeasance of approximately $49 million to repay current and long-term debt that had a carrying value of $44 million on the balance sheet. Because the transaction was not a legal defeasance the investment has been placed into a trust and will be exclusively restricted to future obligations and repayments related to these debt instruments. The investments have been classified on the balance sheet as other current assets or other noncurrent assets based on the contractual debt repayment schedule. At September 30, 2006, the carrying value of the investments to defease debt, including other defeasements that occurred in fiscal 2005, was $51 million and the carrying value of the debt was $44 million.

Ashland has a revolving credit agreement that expires on March 21, 2010, which provides for up to $350 million in borrowings. The borrowing capacity under this facility was reduced by $108 million of letters of credit outstanding at September 30, 2006. The revolving credit agreement contains a covenant limiting the total debt Ashland may incur from all sources as a function of Ashland's stockholders' equity. The covenant's terms would have permitted Ashland to borrow $4.6 billion at September 30, 2006, in addition to the actual total debt incurred at that time. Permissible total Ashland debt under the covenant's terms increases (or decreases) by 150% of any increase (or decrease) in stockholders' equity.

Net interest and other financing income (costs)

(In millions)	2006	2005	2004
Interest income	$ 59	$ 15	$ 6
Interest expense	(8)	(90)	(114)
Expenses on sales of accounts receivable - Note J	-	(4)	(3)
Other financing costs	(4)	(3)	(3)
	$ 47	$ (82)	$ (114)

NOTE I – LEASES

Ashland and its subsidiaries are lessees of office buildings, retail outlets, transportation equipment, warehouses and storage facilities, and other equipment, facilities and properties under leasing agreements that expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt and capital lease assets are included in property, plant and equipment.

In June 2005, Ashland used $101 million of the proceeds from the MAP Transaction to purchase assets (primarily APAC construction equipment and VIOC stores) formerly leased under operating leases. Future minimum rental payments were not affected by this purchase. Future minimum rental payments at September 30, 2006 and rental expense under operating leases follow.

(In millions)

Future minimum rental payments	
2007	$ 40
2008	35
2009	29
2010	18
2011	16
Later years	59
	$ 197

Rental expense	2006	2005	2004
Minimum rentals (including rentals under short-term leases)	$ 53	$ 59	$ 58
Contingent rentals	3	3	3
Sublease rental income	(2)	(2)	(2)
	$ 54	$ 60	$ 59

NOTE J – SALE OF ACCOUNTS RECEIVABLE

On March 15, 2000, Ashland entered into a five-year agreement to sell, on an ongoing basis with limited recourse, up to a $200 million undivided interest in a designated pool of accounts receivable. Under the terms of the agreement, new receivables were added to the pool and collections reduced the pool. Ashland retained a credit interest in these receivables and addressed its risk of loss on this retained interest in its allowance for doubtful accounts. Receivables sold excluded defaulted accounts or concentrations over certain limits with any one customer. On March 15, 2005, this agreement was extended for a period of one year and the capacity was increased to $250 million. The agreement was terminated by Ashland on July 27, 2005.

NOTE K – SECURITIES AND FINANCIAL INSTRUMENTS

Derivative instruments

Ashland uses commodity-based and foreign currency derivative instruments as described in Note A. The fair value of open contracts was not significant at September 30, 2006 and 2005.

Fair values

The carrying amounts and fair values of Ashland's significant financial instruments at September 30, 2006 and 2005 are shown below. The fair values of cash and cash equivalents, available-for-sale securities and investments of captive insurance companies approximate their carrying amounts based on quoted market prices. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates.

	2006		2005	
(In millions)	Carrying amount	Fair value	Carrying amount	Fair value
Assets				
Cash and cash equivalents	$ 1,820	$ 1,820	$ 985	$ 985
Available-for-sale securities	349	349	403	403
Investments of captive insurance companies (a)	32	32	14	14
Liabilities				
Long-term debt (including current portion)	82	90	94	106

(a) Included in other noncurrent assets in the Consolidated Balance Sheets.

Available-for-sale securities

The following table provides a summary of the available-for-sale securities portfolio as of September 30, 2006 and 2005.

(In millions) As of September 30, 2006	Amortized cost	Unrealized gain	Unrealized loss	Fair value
U.S. Treasury and government agencies	$ 60	$ -	$ -	$ 60
Corporate debt securities	202	-	-	202
Other securities	87	-	-	87
Total	$ 349	$ -	$ -	$ 349

(In millions) As of September 30, 2005	Amortized cost	Unrealized gain	Unrealized loss	Fair value
U.S. Treasury and government agencies	$ 122	$ -	$ -	$ 122
Corporate debt securities	281	-	-	281
Total	$ 403	$ -	$ -	$ 403

The net unrealized gain/(loss) on available-for-sale securities included in other comprehensive income as of September 30, 2006 and 2005 was not significant. Ashland sold $876 million of available-for-sale securities during fiscal year 2006 and realized gross gains and losses accompanying these sales were not significant. No available-for-sale securities were sold during fiscal year 2005 and all available-for-sale security holdings had a maturity of 12 months or less as of September 30, 2006 and 2005. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

NOTE L – ACQUISITIONS AND DIVESTITURES

Acquisitions

In May 2006, Ashland acquired the water treatment business of Degussa AG (Degussa), branded under the Stockhausen name, with five manufacturing facilities operating in Germany, China, Brazil, Russia and the United States. The acquisition allows Ashland's Water Technologies segment to expand its technology base, product line and service levels while continuing to develop its presence in key emerging international markets. For its fiscal year ended December 31, 2005, Degussa reported sales and operating revenues (translated to U.S. dollars) of $258 million and operating income of $10 million. The transaction, denominated in Euros, was valued at $162 million at the exchange rate on the acquisition date. A summary of the purchase price allocation follows.

(In millions)	Assets (liabilities)
Accounts receivable	$ 57
Inventories	33
Property, plant and equipment	56
Goodwill and other intangibles	59
Trade and other payables	(21)
Other noncurrent assets (liabilities) - net	(22)
	$ 162

In June 2005, Valvoline acquired Car Brite, a leading marketer of products for the U.S. professional automotive reconditioning industry whose products include a broad array of interior and exterior cleaners, paint restorers and protectants and final detail dressings, paints and dyes.

In November 2004, Ashland Composite Polymers, a business unit of Performance Materials, acquired Dow Chemical's DERAKANE® epoxy vinyl ester resins business for approximately $90 million. DERAKANE® technology is used in fiber reinforced plastic applications requiring outstanding corrosion resistance and structural strength, which complements Ashland's existing product portfolio of thermoset resins. The purchase included all technology and intellectual property assets associated with the DERAKANE® resins business. No physical assets were transferred to Ashland.

Several other acquisitions were completed by Performance Materials, Distribution, Valvoline and Water Technologies during the three years ended September 30, 2006. These acquisitions, individually and in the aggregate, did not have a significant effect on Ashland's consolidated financial statements.

All acquisitions are accounted for under the purchase method of accounting. Ashland is currently in the process of finalizing its valuation of the assets acquired and liabilities assumed for several acquisitions, including the Degussa acquisition, to assist it in allocating the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocation of purchase price included in the current period balance sheet is based on Ashland's current best estimate and is subject to revision based on final determination of fair value. Ashland anticipates that the valuations will be completed prior to the first anniversary of the acquisitions.

Divestitures

On August 28, 2006, Ashland completed the sale of the stock of its wholly owned subsidiary, APAC, to Oldcastle. For further information on this sale see Note D. On June 30, 2005, Ashland completed the transfer of its 38% interest in MAP as well as its maleic anhydride business and 60 Valvoline Instant Oil Change centers in Michigan and northwest Ohio to Marathon Oil Corporation in a transaction valued at approximately $3.7 billion. See Note E for further information on this transaction. Also during 2005, Distribution sold its ingestibles business, which did not have a significant effect on Ashland's consolidated financial statements.

NOTE M – INCOME TAXES

A summary of the provision for income taxes related to continuing operations follows.

(In millions)	2006	2005	2004
Current			
Federal	$ (5)	$ 214	$ (30)
State	-	28	2
Foreign	35	28	25
	30	270	(3)
Deferred	(1)	(500)	103
Income tax expense (benefit)	$ 29	$ (230)	$ 100

Deferred income taxes are provided for income and expense items recognized in different years for tax and financial reporting purposes. Ashland has not recorded deferred income taxes on the undistributed earnings of certain foreign subsidiaries and foreign corporate joint ventures. Management intends to indefinitely reinvest such earnings, which amounted to $247 million at September 30, 2006. Because of significant foreign tax credits, it is estimated that U.S. federal income taxes of approximately $24 million would be incurred if those earnings were distributed. Foreign net operating loss carryforwards primarily relate to certain European operations and generally may be carried forward indefinitely. Temporary differences that give rise to significant deferred tax assets and liabilities follow.

(In millions)	2006	2005
Deferred tax assets		
Employee benefit obligations	$ 134	$ 189
Environmental, self-insurance and litigation reserves (net of receivables)	91	82
Compensation accruals	83	84
Uncollectible accounts receivable	10	10
Foreign net operating loss carryforwards	17	31
Other items	18	23
Valuation allowances	(17)	(31)
Total deferred tax assets	336	388
Deferred tax liabilities		
Property, plant and equipment	53	53
Investment in unconsolidated affiliates	4	3
Total deferred tax liabilities	57	56
Net deferred tax asset	$ 279	$ 332

Ashland's income tax expense for 2006 included $16 million in tax benefits related to prior years. These benefits resulted primarily from the resolution of domestic and foreign tax matters and the reevaluation of income tax reserves related to prior years.

As described in Note E, Ashland's income tax benefit for 2005 included a benefit of $335 million associated with the MAP Transaction, resulting from the reversal of deferred tax liabilities. Ashland's income tax benefit for 2005 also included $39 million in tax benefits related to prior years. These benefits resulted primarily from a favorable settlement with the Internal Revenue Service for the 1996 – 1998 audit period and the reevaluation of income tax reserves related to other years.

Ashland's income tax expense for 2004 included $48 million in tax benefits related to prior years. During the year, Ashland reached resolution with the Internal Revenue Service on several open tax matters from prior years, resulting in a tax benefit of $33 million as a result of the reduction of amounts previously provided as contingent tax liabilities. In addition, Ashland recognized federal income tax benefits associated with a claim for additional research and development tax credits valued at $15 million.

The U.S. and foreign components of income from continuing operations before income taxes and a reconciliation of the statutory federal income tax with the provision for income taxes follow.

(In millions)	2006	2005	2004
Income from continuing operations before income taxes			
United States	$ 72	$ 1,584	$ 304
Foreign	140	144	107
	$ 212	$ 1,728	$ 411
Income taxes computed at U.S. statutory rate (35%)	$ 74	$ 605	$ 144
Increase (decrease) in amount computed resulting from			
Tax free gain on MAP Transaction	-	(450)	-
Reversal of net deferred tax liabilities due to the MAP Transaction	-	(335)	-
Resolution and reevaluation of prior-year contingency issues	(16)	(39)	(33)
Adjustment of prior year provision to return as filed	(16)	(3)	(3)
Claim for prior-year research and development credits	(1)	(1)	(15)
State income taxes	-	6	14
Net impact of foreign results	(5)	2	-
Business meals and entertainment	1	2	2
Deductible dividends under employee stock ownership plan	(2)	(2)	(2)
Life insurance income	(4)	(3)	(2)
Other items	(2)	(12)	(5)
Income tax expense (benefit)	$ 29	$ (230)	$ 100

NOTE N – CAPITAL STOCK

On September 14, 2006 Ashland's Board of Directors authorized the distribution of a substantial portion of the proceeds of the sale of APAC to the Ashland Common Stock shareholders as a one-time special dividend. Each shareholder of record as of October 10, 2006, received $10.20 per share, for a total of $674 million. This amount is accrued as dividends payable in the Consolidated Balance Sheet at September 30, 2006. Substantially all of the remaining proceeds were directed to be used to repurchase Ashland Common Stock in accordance with the terms authorized by Ashland's Board of Directors and as further described below.

The stock repurchases were made pursuant to two different programs authorized by Ashland's Board of Directors. The first program, originally approved on July 21, 2005, authorized the purchase of $270 million of Ashland common stock in the open market. After 3.5 million shares at a cost of $196 million had been purchased under the initial authorization, on January 25, 2006, Ashland's Board of Directors increased the remaining authorization by $176 million to $250 million. As of September 14, 2006, Ashland had completed all repurchases to be made under this program.

The second program was authorized by Ashland's Board of Directors on September 14, 2006, employing proceeds from the sale of APAC to repurchase up to an additional 7 million shares. To facilitate this repurchase program, Ashland entered into a stock trading plan with Credit Suisse Securities (USA) LLC (Credit Suisse). The stock trading plan, amended and restated on September 20, 2006, allows Credit Suisse to make daily repurchases of stock starting on October 2, 2006, in accordance with the instructions set forth in the filed plan and within the safe harbor from insider trading liability provided under Exchange Act Rule 10b5-1.

Ashland repurchased 6.7 million shares for $405 million during fiscal year 2006. Since the inception of the first described share repurchase program on July 21, 2005 through September 30, 2006, Ashland had repurchased a total of 8.4 million shares at a cost of $505 million. Following the completion of the current share repurchase program Ashland estimates it will have purchased approximately 18% of the shares outstanding on June 30, 2005. The stock repurchase actions are consistent with certain representations of intent made to the Internal Revenue Service with respect to the transfer of MAP.

In addition to other consideration received in connection with the MAP Transaction, Ashland shareholders received one share of Ashland common stock, par value $0.01 per share, in exchange for each share of Old Ashland common stock, par value $1.00 per share.

The Ashland Inc. Shareholder Rights Plan dated May 16, 1996 (the "Rights Plan") expired pursuant to its terms at the close of business on May 16, 2006. The former Rights Plan provided that one Preferred Stock Purchase Right to purchase one-thousandth of a share of Series A Participating Cumulative Preferred Stock (a "Right") accompanied each outstanding share of Ashland's Common Stock. Since the expiration of the Rights Plan, Ashland's Common Stock has not been accompanied by a Right. In a related action, Ashland's Board of Directors authorized amendments to Ashland's articles of incorporation, effective May 17, 2006, to eliminate the designation of, and all references to, the Series A Participating Cumulative Preferred Stock from the Articles. At September 30, 2006, 8.4 million common shares are reserved for issuance under stock incentive and deferred compensation plans.

NOTE O – STOCK INCENTIVE PLANS

Ashland has stock incentive plans under which key employees or directors are granted stock options, stock-settled stock appreciation rights (SARs) or nonvested stock awards. Stock options and SARs are granted to employees at a price equal to the fair market value of the stock on the date of grant and become exercisable over periods of one to three years. Unexercised options and SARs lapse ten years after the date of grant. Nonvested stock awards entitle employees or directors to vote the shares and to receive any dividends thereon. However, such shares are subject to forfeiture upon termination of service before the vesting period ends. Nonvested stock awards generally vest over a four to seven year period. During 2006, Ashland granted 35,000 nonvested stock awards with a weighted average fair value of $63.68 per share. During 2005, Ashland granted 22,500 nonvested stock awards with a weighted average fair value of $60.30 per share. During 2004, Ashland granted 216,900 nonvested stock awards with a weighted average fair value of $40.87 per share. As of September 30, 2006, there was $6 million of total unrecognized compensation costs related to nonvested stock awards. That cost is expected to be recognized over a weighted average period of 2.6 years.

The following table illustrates the fair value per share of options or SARs granted using the Black-Scholes option pricing model with the indicated assumptions. The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

(In millions except per share data)	2006	2005	2004
Weighted average fair value per share of options or SARs granted	$ 17.24	$ 14.37	$ 12.65
Assumptions (weighted average)			
Risk-free interest rate	4.4%	4.0%	3.4%
Expected dividend yield	1.7%	1.9%	2.0%
Expected volatility	26.3%	25.9%	25.9%
Expected life (in years)	5.0	5.0	5.0

A progression of activity and various other information relative to stock options and SARs is presented in the following table.

(In thousands except per share data)	2006 Number of common shares	2006 Weighted average exercise price per share	2005 Number of common shares	2005 Weighted average exercise price per share	2004 Number of common shares	2004 Weighted average exercise price per share
Outstanding - beginning of year (a)	3,274	$ 39.74	5,165	$ 40.37	7,807	$ 37.17
Granted	23	65.48	688	58.73	603	54.65
Exercised	(678)	33.37	(3,048)	37.93	(3,100)	35.29
Forfeitures and expirations	(17)	48.30	(83)	38.63	(145)	36.04
MAP Transaction adjustment (b)	-	-	552	-	-	-
Outstanding - end of year (a)	2,602	41.56	3,274	39.74 (b)	5,165	40.37
Exercisable - end of year	2,181	39.21	2,170	34.30	4,067	39.37

(a) Shares of common stock available for future grants of options or awards amounted to 4.0 million at September 30, 2006 and 496,000 at September 30, 2005. Exercise prices per share for options and SARs outstanding at September 30, 2006 ranged from $22.45 to $28.04 for 530,000 shares, from $30.00 to $39.58 for 638,000 shares, from $43.50 to $45.19 for 740,000 shares, and from $50.02 to $65.40 for 694,000 shares. The weighted average remaining contractual life of the options and SARs was 6.4 years.

(b) As described in Note E, Ashland shareholders received $936 million of Marathon shares as a result of the MAP Transaction. Adjustments were made to outstanding grants of stock options and SARs to maintain their intrinsic values. The number of shares was increased by a factor of 1.2129 and the exercise prices were decreased by the same factor. These adjustments did not result in an increase in the fair value of outstanding grants or any adjustment to expense recognition.

The components of Ashland's pretax stock-based compensation expense (net of forfeitures) and associated income tax benefits are as follows:

(In millions)	2006	2005	2004
Stock options	$ 1	$ 3	$ 3
SARs	7	4	-
Nonvested stock awards	4	3	4
	$ 12	$ 10	$ 7
Income tax benefit	$ 5	$ 4	$ 3

NOTE P – LITIGATION, CLAIMS AND CONTINGENCIES

Asbestos-related litigation

Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Such claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation (Riley), a former subsidiary. Although Riley was neither a producer nor a manufacturer of asbestos, its industrial boilers contained some asbestos-containing components provided by other companies.

A summary of asbestos claims activity follows. Because claims are frequently filed and settled in large groups, the amount and timing of settlements and number of open claims can fluctuate significantly from period to period.

(In thousands)	2006	2005	2004
Open claims - beginning of year	184	196	198
New claims filed	6	12	29
Claims settled	(3)	(6)	(7)
Claims dismissed	(25)	(18)	(24)
Open claims - end of year	162	184	196

Since October 1, 2003, Riley has been dismissed as a defendant in 80% of the resolved claims. Amounts spent on litigation defense and claim settlements averaged $1,428 per claim resolved in 2006, compared to $1,985 in 2005 and $1,655 in 2004. A progression of activity in the asbestos reserve is presented in the following table.

(In millions)	2006	2005	2004
Asbestos reserve - beginning of period	$ 571	$ 618	$ 610
Expense incurred	104	-	59
Amounts paid	(40)	(47)	(51)
Asbestos reserve - end of period	$ 635	$ 571	$ 618

Ashland retained Hamilton, Rabinovitz & Alschuler, Inc. (HR&A) to assist in developing and periodically updating independent and accurate reserve estimates for future asbestos claims and related costs given various assumptions. The methodology used by HR&A to project future asbestos costs is based largely on Ashland's recent experience, including claim-filing and settlement rates, disease mix, enacted legislation, open claims, and litigation defense and claim settlement costs. Ashland's claim experience is compared to the results of previously conducted epidemiological studies estimating the number of people likely to develop asbestos-related diseases. Those studies were undertaken in connection with national analyses of the population expected to have been exposed to asbestos. Using that information, HR&A estimates a range of the number of future claims that may be filed, as well as the related costs that may be incurred in resolving those claims.

From the range of estimates, Ashland records the amount it believes to be the best estimate of future payments for litigation defense and claim settlement costs. During the most recent update of this estimate completed during 2006, it was determined that the reserves for asbestos claims should be increased by $104 million. This increase in the reserves was based on the results of a non-inflated, non-discounted 51-year model developed with the assistance of HR&A. This increase resulted in total reserves for asbestos claims of $635 million at September 30, 2006, compared to $571 million at September 30, 2005.

Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict. In addition to the significant uncertainties surrounding the number of claims that might be received, other variables include the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the impact of bankruptcies of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, Ashland believes its asbestos reserve represents the best estimate within a range of possible outcomes. As a part of the process to develop Ashland's estimates of future asbestos costs, a range of long-term cost models is developed. These models are based on national studies that predict the number of people likely to develop asbestos-related diseases and are heavily influenced by assumptions regarding long-term inflation rates for indemnity payments and legal defense costs, as well as other variables mentioned previously. Ashland has estimated that it is reasonably possible that total future litigation defense and claim settlement costs on an inflated and undiscounted basis could range as high as approximately $1.9 billion, depending on the combination of assumptions selected in the various models. If actual experience is worse than projected relative to the number of claims filed, the severity of alleged disease associated with those claims or costs incurred to resolve those claims, Ashland may need to increase further the estimates of the costs associated with asbestos claims and these increases could potentially be material over time.

Ashland has insurance coverage for most of the litigation defense and claim settlement costs incurred in connection with its asbestos claims, and coverage-in-place agreements exist with the insurance companies that provide substantially all of the coverage currently being accessed. As a result, increases in the asbestos reserve have been largely offset by probable insurance recoveries. The amounts not recoverable generally are due from insurers that are insolvent, rather than as a result of uninsured claims or the exhaustion of Ashland's insurance coverage.

Ashland has estimated the value of probable insurance recoveries associated with Ashland's estimate of its asbestos liabilities. Such recoveries are based on management's assumptions and estimates surrounding the available or applicable insurance coverage. One such assumption is that all solvent insurance carriers remain solvent. Although coverage limits are resolved in the coverage-in-place agreement with Equitas Limited (Equitas) and other London companies, which collectively provide a significant portion of Ashland's insurance coverage for asbestos claims, there was a disagreement with these companies over the timing of recoveries. In estimating the value of future recoveries, Ashland has historically used the least favorable interpretation of this agreement under which the ultimate recoveries are extended for many years, resulting in a significant discount being applied to value those recoveries. On June 16, 2006 an arbitrator reached a decision essentially confirming that interpretation. Ashland will continue to apply this methodology based on this arbitration decision.

At September 30, 2006, Ashland's receivable for recoveries of litigation defense and claim settlement costs from insurers amounted to $474 million, of which $65 million relates to costs previously paid. Receivables from insurers amounted to $400 million at September 30, 2005. The receivable was increased by $104 million during 2006, reflecting the updated model used for purposes of valuing the reserve described above, and its impact on the valuation of future recoveries from insurers. About 31% of the estimated receivables from insurance companies at September 30, 2006 are expected to be due from Equitas and other London companies. Of the remainder, approximately 97% is expected to come from companies or groups that are rated A or higher by A. M. Best.

Environmental remediation

Ashland is subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations. At September 30, 2006, such locations included 72 waste treatment or disposal sites where Ashland has been identified as a potentially responsible party under Superfund or similar state laws, 110 current and former operating facilities (including certain operating facilities conveyed to MAP) and about 1,230 service station properties, of which 218 are being actively remediated. Ashland's reserves for environmental remediation amounted to $199 million at September 30, 2006 and $176 million at September 30, 2005, of which $168 million at September 30, 2006 and $145 million at September 30, 2005 were classified in noncurrent liabilities on the Consolidated Balance Sheets. The total reserves for environmental remediation reflect Ashland's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are reasonably estimable, without regard to any third-party recoveries. Engineering studies, probability techniques, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated reserves for environmental remediation. Ashland regularly adjusts its reserves as environmental remediation continues. Environmental remediation expense amounted to $57 million in 2006, $52 million in 2005 and $7 million in 2004.

Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the costs. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Although it is not possible to predict with certainty the ultimate costs of environmental remediation, Ashland currently estimates that the upper end of the reasonably possible range of future costs for identified sites could be as high as approximately $310 million. No individual remediation location is material to Ashland, as its largest reserve for any site is less than 10% of the remediation reserve.

Other legal proceedings

In addition to the matters described above, there are various claims, lawsuits and administrative proceedings pending or threatened against Ashland and its current and former subsidiaries. Such actions are with respect to commercial matters, product liability, toxic tort liability, and other environmental matters, which seek remedies or damages, some of which are for substantial amounts. While these actions are being contested, their outcome is not yet predictable.

NOTE Q – EMPLOYEE BENEFIT PLANS

Pension plans

Ashland and its subsidiaries sponsor contributory and noncontributory qualified and non-qualified defined benefit pension plans that cover substantially all employees in the United States and in a number of other countries. Ashland's funding policy is to fully fund the accumulated benefit obligations of its qualified U.S. plans with the level of contributions being determined annually to achieve that objective over time. In addition, Ashland has non-qualified unfunded pension plans which provide supplemental defined benefits to those employees whose benefits under the qualified pension plans are limited by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. Ashland funds the costs of the non-qualified plans as the benefits are paid. Pension obligations for employees of non-U.S. consolidated subsidiaries are provided for by depositing funds with trustees or by book reserves in accordance with local practices and regulations of the respective countries.

Prior to July 1, 2003, benefits under Ashland's U.S. pension plans generally were based on employees' years of service and compensation during the years immediately preceding their retirement. Although certain changes were implemented on that date, the pension benefits of employees with at least ten years of service were not affected. As of July 1, 2003, the pension benefits of affected employees were converted to cash balance accounts. Such employees received an initial account balance equal to the present value of their accrued benefits under the previous plan on that date. Pension benefits for these employees are based on the balances in their accounts upon retirement.

In September 2006, the FASB issued Financial Accounting Standard No. 158 (FAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which requires an employer to recognize the overfunded or underfunded status of a defined benefit pension or other postretirement plan (other than a multiemployer plan) as an asset or liability in its Consolidated Balance Sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, which is a component of stockholders' equity. FAS 158 also requires additional disclosures in the notes to the financial statements about certain effects on net periodic benefit costs for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. FAS 158 is effective for Ashland on September 30, 2007 and will not have an impact on the Statement of Consolidated Income, but will affect Ashland's Consolidated Balance Sheet. If Ashland had adopted this statement as of September 30, 2006, it would have increased accrued benefit liabilities by $117 million with a corresponding deferred tax asset increase of $46 million and an additional reduction in comprehensive income of $71 million.

Other postretirement benefit plans

Ashland and its subsidiaries sponsor health care and life insurance plans for eligible employees who retire or are disabled. Ashland's retiree life insurance plans are noncontributory, while Ashland shares the costs of providing health care coverage with its retired employees through premiums, deductibles and coinsurance provisions. Ashland funds its share of the costs of the postretirement benefit plans as the benefits are paid.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. Among other things, the Act expands Medicare to include an outpatient prescription drug benefit beginning in 2006, as well as provide a subsidy for sponsors of retiree health care plans that provide a benefit that is at least actuarially equivalent to the Medicare Act benefits. In May 2004, the FASB issued Staff Position (FSP) No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The FSP provides accounting guidance for the effects of the Act to a sponsor of a postretirement health care plan. Regulations implementing major provisions of the Act, including the determination of actuarial equivalency, were issued in January 2005. Effective May 1, 2005, Ashland amended its health care plan for retirees age 65 or older so that the company will always qualify for the subsidy and remeasured its postretirement benefit obligation as of that date. The remeasurement reduced the postretirement benefit obligation by $58 million and reduced postretirement benefit costs by $3 million over the last five months of fiscal year 2005.

On July 1, 2003, Ashland implemented changes in the way it shares the cost of health care coverage with future retirees. These changes did not affect the previous cost-sharing program for retirees or for employees meeting certain qualifications at that date. However, Ashland did amend that program to limit its annual per capita costs to an amount equivalent to base year per capita costs, plus annual increases of up to 1.5% per year for costs incurred after January 1, 2004. Under a previous amendment, base year costs were limited to the amounts incurred in 1992, plus annual increases of up to 4.5% per year thereafter. As a result, health care cost trend rates have no significant effect on the amounts reported for the health care plans. Premiums for retiree health care coverage are equivalent to the excess of the estimated per capita costs over the amounts borne by Ashland.

Employees who were employed on June 30, 2003 who did not meet the required qualifications were allocated notional accounts that can only be used to pay all or part of the premiums for retiree health care coverage. Such premiums represent the full costs of providing that coverage, without any subsidy from Ashland. Employees must meet certain requirements upon separation in order to have access to their notional accounts. Retirees will continue to have access to Ashland coverage after their notional accounts are exhausted, but they will be responsible for paying the full premiums. New hires after June 30, 2003 will have access to any retiree health care coverage that may be provided, but will have no company funds available to help pay for such coverage.

Components of net periodic benefit costs

The plan amendments in 2003 and 1992 previously discussed under other postretirement benefit plans reduced Ashland's accrued obligations under those plans, and the reductions are being amortized to income over future periods. Such amortization reduced Ashland's net periodic benefit costs for other postretirement benefits by $8 million in 2006, $9 million in 2005 and $15 million in 2004. At September 30, 2006, the remaining unrecognized prior service credit resulting from the changes amounted to $33 million, and will reduce future costs by $4 million in 2007 and approximately $4 million annually thereafter through 2014. As a result of the sale of APAC to Oldcastle during 2006, a curtailment gain of $34 million ($21 million after-tax) was recognized to account for this divestiture's impact on the plans.

The following table summarizes the components of pension and other postretirement benefit costs, and the assumptions used to determine net periodic benefit costs for the plans.

	Pension benefits			Other postretirement benefits		
(In millions)	2006	2005	2004	2006	2005	2004
Net periodic benefit costs						
Service cost	$ 57	$ 53	$ 51	$ 7	$ 9	$ 9
Interest cost	84	78	73	12	16	17
Curtailment	(1)	-	-	(33)	-	-
Expected return on plan assets	(99)	(78)	(66)	-	-	-
Amortization of prior service credit	-	-	-	(8)	(9)	(15)
Amortization of net actuarial loss	40	33	29	1	3	5
	$ 81	$ 86	$ 87	$ (21)	$ 19	$ 16
Weighted average plan assumptions (a)						
Discount rate	5.42%	5.98%	6.20%	5.33%	6.00%	6.25%
Rate of compensation increase	4.46%	4.43%	4.43%	-	-	-
Expected long-term rate of return on plan assets	8.26%	8.35%	8.35%	-	-	-

(a) The plan assumptions disclosed are a blended weighted average rate for Ashland's U.S. and non-U.S. pension plans. The U.S. pension plan represented approximately 88% of the projected benefit obligation at September 30, 2006. Non-U.S. pension plans use assumptions generally consistent with those of U.S. plans. Other postretirement benefit plans are all U.S. plans.

Obligations and funded status

Ashland uses a measurement date of September 30 for all of its pension and postretirement benefit plans. Actuarial valuations are performed for the pension, postemployment and postretirement plans to determine Ashland's obligation for each plan. Summaries of the change in benefit obligations, plan assets, funded status of the plans, amounts recognized in the balance sheet, and assumptions used to determine the benefit obligations for 2006 and 2005 follow.

(In millions)	Pension plans 2006	Pension plans 2005	Other postretirement benefit plans 2006	Other postretirement benefit plans 2005
Change in benefit obligations				
Benefit obligations at October 1	$ 1,558	$ 1,330	$ 246	$ 298
Service cost	57	53	7	9
Interest cost	84	78	12	16
Curtailment	(48)	-	(13)	-
Participant contributions	1	1	12	9
Benefits paid	(64)	(56)	(28)	(31)
Medicare Part D Act	-	-	-	(58)
Changes in assumptions	(53)	160	11	4
Foreign currency exchange rate changes	8	2	-	-
Other - net	6	(10)	(2)	(1)
Benefit obligations at September 30	$ 1,549	$ 1,558	$ 245	$ 246
Change in plan assets				
Value of plan assets at October 1	$ 1,143	$ 932	$ -	$ -
Actual return on plan assets	107	131	-	-
Employer contributions	105	121	16	22
Participant contributions	1	1	12	9
Benefits paid	(58)	(50)	(28)	(31)
Foreign currency exchange rate changes	7	1	-	-
Other	6	7	-	-
Value of plan assets at September 30	$ 1,311	$ 1,143	$ -	$ -
Funded status of the plans				
Unfunded benefit obligation	$ (238)	$ (415)	$ (245)	$ (246)
Unrecognized net actuarial loss	323	480	12	19
Unrecognized prior service cost (credit)	2	-	(33)	(76)
Net amount recognized	$ 87	$ 65	$ (266)	$ (303)
Amounts recognized in the balance sheet				
Accrued benefit liabilities	$ (100)	$ (199)	$ (266)	$ (303)
Intangible assets	2	2	-	-
Accumulated other comprehensive loss	185	262	-	-
Net amount recognized	$ 87	$ 65	$ (266)	$ (303)
Weighted average plan assumptions				
Discount rate	5.66%	5.42%	5.64%	5.33%
Rate of compensation increase	3.74%	4.46%	-	-

The accumulated benefit obligation for all pension plans was $1,407 million at September 30, 2006 and $1,345 million at September 30, 2005. Information for pension plans with an accumulated benefit obligation in excess of plan assets follows.

(In millions)	2006 Qualified plans (a)	2006 Non-qualified plans	2006 Total	2005 Qualified plans (a)	2005 Non-qualified plans	2005 Total
Projected benefit obligation	$ 112	$ 95	$ 207	$ 1,355	$ 118	$ 1,473
Accumulated benefit obligation	98	86	184	1,171	106	1,277
Fair value of plan assets	73	-	73	1,069	-	1,069

(a) Includes qualified U.S. and non-U.S. pension plans. The significant decline in amounts between 2005 and 2006 is due to the fact that plan assets for Ashland's major U.S. pension plan exceed the accumulated benefit obligation at September 30, 2006.

NOTE Q – EMPLOYEE BENEFIT PLANS (continued)

Plan assets

The expected long-term rate of return on U.S. pension plan assets for 2006 of 8.5% was based on an assumed real rate of return of 5.5% and a projected long-term inflation rate of 3%. The basis for determining the expected long-term rate of return is a combination of future return assumptions for various asset classes in Ashland's investment portfolio, historical analysis of previous returns, market indices and a projection of inflation.

Ashland's U.S. pension plan assets are managed by outside investment managers, which are monitored monthly against investment return benchmarks and Ashland's established investment strategy. Ashland's investment strategy is designed to promote diversification to moderate volatility and to balance the expected long-term rate of return with an acceptable risk level. Investment managers are selected based on an analysis of, among other things, their investment process, historical investment results, frequency of management turnover, cost structure and assets under management. Assets are periodically reallocated between investment managers to maintain an appropriate asset mix, diversification of investments and to maximize returns.

Ashland's investment strategy and management practices relative to plan assets of non-U.S. plans generally are consistent with those for U.S. plans, except in those countries where investment of plan assets is dictated by applicable regulations.

The target allocation for 2006 by asset category and actual allocations at September 30, 2006 and 2005 follow.

	Target	Actual at September 30	
(In millions)	2006	2006	2005
Plan assets allocation			
Equity securities	70%	70%	71%
Debt securities	30%	25%	27%
Other	-	5%	2%
	100%	100%	100%

Cash flows

In fiscal 2007, Ashland expects to contribute $51 million to its U.S. pension plans and $7 million to its non-U.S. pension plans. The following benefit payments, which reflect future service, are expected to be paid in each of the next five years and in aggregate for five years thereafter.

		Other postretirement benefits	
(In millions)	Pension benefits	With Medicare Part D subsidy	Without Medicare Part D subsidy
2007	$ 66	$ 21	$ 25
2008	68	21	25
2009	72	22	26
2010	80	22	27
2011	81	23	28
2012-2016	470	117	147

Other plans

Ashland sponsors qualified savings plans to assist eligible employees in providing for retirement or other future needs. Under such plans, company contributions amounted to $17 million in 2006, $18 million in 2005 and $19 million in 2004.

Ashland Inc. and Consolidated Subsidiaries

Information by Industry Segment

Years Ended September 30

(In millions)	2006	2005	2004
Revenues			
Sales and operating revenues			
Performance Materials	$ 1,425	$ 1,369	$ 1,026
Distribution	4,070	3,810	3,199
Valvoline	1,409	1,326	1,297
Water Technologies	502	394	360
Intersegment sales (a)			
Performance Materials	(145)	(143)	(85)
Distribution	(23)	(22)	(19)
Valvoline	(3)	(2)	(1)
Water Technologies	(2)	(1)	(1)
	7,233	6,731	5,776
Equity income			
Performance Materials	10	7	7
Valvoline	1	1	-
Refining and Marketing	-	517	405
	11	525	412
Other income			
Performance Materials	4	17	8
Distribution	4	7	9
Valvoline	7	6	4
Water Technologies	4	4	8
Refining and Marketing	-	3	(6)
Unallocated and other	14	2	3
	33	39	26
	$ 7,277	$ 7,295	$ 6,214
Operating income			
Performance Materials	$ 112	$ 88	$ 42
Distribution	120	99	56
Valvoline	(21)	59	77
Water Technologies	14	11	14
Refining and Marketing (b)	-	486	383
Unallocated and other	(55)	(72)	(47)
	$ 170	$ 671	$ 525
Assets			
Performance Materials	$ 841	$ 764	$ 640
Distribution	1,148	1,057	922
Valvoline	742	723	658
Water Technologies	468	233	202
Refining and Marketing	-	-	2,742
Discontinued operations	-	1,569	1,428
Unallocated and other (c)	3,391	2,469	910
	$ 6,590	$ 6,815	$ 7,502

(a) Intersegment sales are accounted for at prices that approximate market value.

(b) Includes Ashland's equity income from MAP through June 30, 2005, amortization related to Ashland's excess investment in MAP, and other activities associated with refining and marketing.

(c) Includes cash, cash equivalents, available-for-sale securities and other assets.

Ashland Inc. and Consolidated Subsidiaries

Information by Industry Segment (continued)

Years Ended September 30

(In millions)	2006	2005	2004
Investment in equity affiliates			
Performance Materials	$ 44	$ 38	$ 37
Valvoline	11	7	7
Water Technologies	3	4	3
Refining and Marketing	-	-	2,713
Unallocated and other	3	2	1
	$ 61	$ 51	$ 2,761
Expense (income) not affecting cash			
Depreciation and amortization			
Performance Materials	$ 31	$ 31	$ 30
Distribution	21	18	18
Valvoline	28	27	27
Water Technologies	17	13	11
Unallocated and other	14	11	12
	111	100	98
Other noncash items (d)			
Performance Materials	(16)	(47) (e)	4
Distribution	7	(6)	3
Valvoline	(1)	(31) (e)	2
Water Technologies	(4)	(1) (e)	4
Refining and Marketing	-	(2,005) (e)	(181)
Unallocated and other	9	200 (e)	12
	(5)	(1,890)	(156)
	$ 106	$ (1,790)	$ (58)
Property, plant and equipment - net			
Performance Materials	$ 297	$ 262	$ 264
Distribution	192	176	166
Valvoline	237	236	215
Water Technologies	121	56	45
Unallocated and other	103	100	88
	$ 950	$ 830	$ 778
Additions to property, plant and equipment			
Performance Materials	$ 58	$ 45	$ 45
Distribution	36	26	10
Valvoline	38	66	26
Water Technologies	23	19	17
Unallocated and other	20	24	39
	$ 175	$ 180	$ 137

(d) Includes deferred income taxes, equity income from affiliates net of distributions and other items not affecting cash.

(e) Includes a $1,531 million reduction to income from continuing operations to arrive at cash flows from operating activities from continuing operations for the gain on the MAP Transaction and the loss on early retirement of debt, net of their respective tax effects. This amount was recorded by segment as follows: $(43) million for Performance Materials, $(24) million for Valvoline, $(1,625) million for Refining and Marketing, and $161 million included in "unallocated and other."

QUARTERLY FINANCIAL INFORMATION

The following table presents quarterly financial information and per share data relative to Ashland's common stock. Amounts for each quarter have been amended to reflect the presentation of APAC as a discontinued operation. See Note D for further information.

Quarters ended	December 31		March 31		June 30		September 30	
(In millions except per share data)	2005	2004	2006	2005	2006	2005(a)	2006(b)	2005(c)
Sales and operating revenues	$ 1,686	$ 1,565	$ 1,786	$ 1,674	$ 1,853	$ 1,779	$ 1,908	$ 1,712
Operating income	46	167	49	126	47	357	28	21
Income (loss) from continuing operations	35	85	49	58	42	1,733	56	81
Net income (loss)	66	94	49	33	93	1,767	200	111
Basic earnings (loss) per share								
Continuing operations	$ .49	$ 1.19	$ .69	$ .80	$ .59	$ 23.67	$ .80	$ 1.10
Net income (loss)	.92	1.30	.68	.45	1.31	24.13	2.85	1.50
Diluted earnings (loss) per share								
Continuing operations	$ .48	$ 1.17	$ .68	$ .79	$ .59	$ 23.19	$ .79	$ 1.08
Net income (loss)	.91	1.28	.67	.44	1.29	23.65	2.82	1.48
Regular cash dividends per share	$ .275	$ .275	$ .275	$ .275	$ .275	$ .275	$ .275	$ .275
Market price per common share								
High	$ 59.13	$ 60.17	$ 71.30	$ 68.85	$ 75.17	$ 72.20	$ 68.59	$ 65.25
Low	50.74	53.80	57.96	54.72	57.39	61.45	60.15	50.45

(a) On June 30, 2005, Ashland completed the transfer of its 38% interest in MAP as well as its maleic anhydride business and 60 Valvoline Instant Oil Change centers in Michigan and northwest Ohio to Marathon in a transaction valued at approximately $3.7 billion. Ashland recorded a gain of $1,295 million during the quarter as a result of this transaction. See Note D for further information.

(b) Ashland sold APAC to Oldcastle Materials, Inc. in August 2006 for approximately $1.3 billion, recording an after-tax gain on sale of discontinued operations of $110 million.

(c) During the quarter, Ashland recorded $39 million in tax benefits related to a favorable settlement with the Internal Revenue Service for the 1996 – 1998 audit period and the reevaluation of income tax reserves related to other years.

Ashland Inc. and Consolidated Subsidiaries

Schedule II - Valuation and Qualifying Accounts

(In millions)	Balance at beginning of year	Provisions charged to earnings	Reserves utilized	Other changes	Balance at end of year
Year ended September 30, 2006					
Reserves deducted from asset accounts					
Accounts receivable	$ 33	$ 12	$ (11)	$ 6	$ 40
Inventories	11	6	(1)	-	16
Year ended September 30, 2005					
Reserves deducted from asset accounts					
Accounts receivable	$ 31	$ 12	$ (10)	$ -	$ 33
Inventories	10	3	(2)	-	11
Year ended September 30, 2004					
Reserves deducted from asset accounts					
Accounts receivable	$ 31	$ 13	$ (14)	$ 1	$ 31
Inventories	9	2	(1)	-	10

Ashland Inc. and Consolidated Subsidiaries

Five-Year Selected Financial Information

Years Ended September 30

(In millions except per share data)	2006	2005	2004	2003	2002
Summary of operations					
Revenues					
Sales and operating revenues	$ 7,233	$ 6,731	$ 5,776	$ 5,165	$ 4,738
Equity income	11	525	412	292	181
Other income	33	39	26	46	35
Costs and expenses					
Cost of sales and operating expenses	(6,030)	(5,545)	(4,721)	(4,189)	(3,812)
Selling, general and administrative expenses	(1,077)	(1,079)	(968)	(1,031)	(964)
Operating income	170	671	525	283	178
(Loss) gain on the MAP Transaction	(5)	1,284	-	-	-
Loss on early retirement of debt	-	(145)	-	-	-
Net interest and other financing income (costs)	47	(82)	(114)	(128)	(137)
Income from continuing operations before income taxes	212	1,728	411	155	41
Income tax (expense) benefit	(29)	230	(100)	(52)	(14)
Income from continuing operations	183	1,958	311	103	27
Income (loss) from discontinued operations	224	46	67	(23)	101
Income before cumulative effect of accounting changes	407	2,004	378	80	128
Cumulative effect of accounting changes	-	-	-	(5)	(11)
Net income	$ 407	$ 2,004	$ 378	$ 75	$ 117
Balance sheet information					
Current assets	$ 4,250	$ 3,757	$ 2,302	$ 2,085	$ 1,922
Current liabilities	2,041	1,545	1,815	1,484	1,508
Working capital	$ 2,209	$ 2,212	$ 487	$ 601	$ 414
Total assets	$ 6,590	$ 6,815	$ 7,502	$ 7,006	$ 6,722
Short-term debt	$ -	$ -	$ 40	$ -	$ 10
Long-term debt (including current portion)	82	94	1,508	1,614	1,797
Stockholders' equity	3,096	3,739	2,706	2,253	2,173
Capital employed	$ 3,178	$ 3,833	$ 4,254	$ 3,867	$ 3,980
Cash flow information					
Cash flows from operating activities from continuing operations	$ 148	$ (64)	$ 43	$ 201	$ (41)
Additions to property, plant and equipment	175	180	137	65	71
Cash dividends	78	79	77	75	76
Common stock information					
Diluted earnings per share					
Income from continuing operations	$ 2.53	$ 26.23	$ 4.36	$ 1.50	$ 0.38
Net income	5.64	26.85	5.31	1.10	1.67
Regular cash dividends per share	1.10	1.10	1.10	1.10	1.10
Special cash dividend per share - Note N	10.20	-	-	-	-

Board of Directors

Dr. Ernest H. Drew [1,3,5*]
Retired Chief Executive Officer,
Industries and Technology
Group of Westinghouse
Electric Corporation

Roger W. Hale [1*,5]
Retired Chairman and
Chief Executive Officer,
LG&E Energy Corporation

Dr. Bernadine P. Healy [1,3,5]
Medical and Science Columnist,
Health and Medicine,
U.S. News & World Report

Mannie L. Jackson [3*,4]
Chairman and
Chief Executive Officer,
Harlem Globetrotters
International Inc.

Kathleen Ligocki [2,4,5]
President and
Chief Executive Officer,
Tower Automotive Inc.

Patrick F. Noonan [2,4,5]
Chairman Emeritus,
The Conservation Fund

James J. O'Brien **
Chairman and
Chief Executive Officer,
Ashland Inc.

George A. Schaefer, Jr. [1,2,3]
President and
Chief Executive Officer,
Fifth Third Bancorp

T. M. "Tim" Solso [3,4*]
Chairman and
Chief Executive Officer,
Cummins Inc.

John F. Turner [2,5]
Former U.S. Assistant Secretary of
State for Oceans and International
Environmental and Scientific Affairs

Michael J. Ward [1,2*,4]
Chairman and
Chief Executive Officer,
CSX Corporation

COMMITTEES
(1) Audit
(2) Finance
(3) Governance and Nominating
(4) Personnel and Compensation
(5) Environmental, Health and Safety
* Committee Chairman
** Officer/Director

Corporate Governance

Ashland is managed by a three-member executive committee and governed by an 11-member board of directors. The board conducted seven meetings in fiscal 2006. Its five standing committees met a total of 22 times. These committees, which consist entirely of outside directors, include Audit, Finance, Governance and Nominating, Personnel and Compensation, and Environmental, Health and Safety.

Ashland's chief executive officer (CEO) and chief financial officer (CFO) have each submitted certifications concerning the accuracy of financial and other information in Ashland's annual report on Form 10-K, as required by Section 302(a) of the Sarbanes-Oxley Act of 2002. The certifications are filed as exhibits to Ashland's 2006 annual report on Form 10-K. In addition, the New York Stock Exchange (NYSE) requires that the CEO of listed companies annually certify that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Ashland's chairman and CEO, James J. O'Brien, certified Ashland's compliance with the NYSE corporate governance listing standards on January 31, 2006.

Executive and Corporate Officers

Executive Officers

James J. O'Brien
Chairman of the Board and
Chief Executive Officer

David L. Hausrath
Sr. Vice President and
General Counsel

J. Marvin Quin
Sr. Vice President and
Chief Financial Officer

Lamar M. Chambers
Vice President and Controller

Susan B. Esler
Vice President,
Human Resources
and Communications

Theodore L. "Ted" Harris
Vice President and President,
Ashland Distribution

Samuel J. Mitchell, Jr.
Vice President and President,
Ashland Consumer Markets

Peter H. Rijneveldshoek
Vice President and President,
Ashland Europe

Michael J. Shannon
Vice President and President,
Ashland Supply Chain

Walter H. Solomon
Vice President and
Chief Growth Officer

Frank L. "Hank" Waters
Vice President and President,
Ashland Water Technologies and
Ashland Performance Materials

Corporate Officers

Roger B. Craycraft
Vice President and
Chief Information Officer

Larry L. Detjen
Vice President,
Business Integration

Luca P. Fontana, Ph.D.
Vice President and
Chief Technology Officer

Martha C. Johnson
Vice President,
Communications and
Corporate Affairs

John W. "Jack" Joy
Vice President, Strategic
Planning and Analysis

Dale M. MacDonald
Vice President and President,
Ashland China

Karen T. Murphy
Vice President, Environmental
Health and Safety

Rick E. Music
Vice President, Enterprise
Optimization

Daragh L. Porter
Vice President, Finance,
and Treasurer

Michael J. Toohey
Vice President,
Government Relations

J. Kevin Willis
General Auditor

Linda L. Foss
Assistant General Counsel
and Corporate Secretary

Shareholder Information.

Corporate Headquarters

Ashland Inc.
50 East RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Telephone: (859) 815-3333

Stock Information

Ashland Inc. is incorporated under the laws of the commonwealth of Kentucky. Its common stock is listed on the New York and Chicago stock exchanges and also has trading privileges on the Boston, National (formerly Cincinnati Stock Exchange), Pacific and Philadelphia stock exchanges. Options for the company's stock are traded on the Philadelphia Stock Exchange.

Questions regarding shareholder accounts, dividends or the Open Enrollment Dividend Reinvestment and Stock Purchase Plan should be directed to Ashland's transfer agent and registrar:

National City Bank
Shareholder Services Operations
P.O. Box 92301
Cleveland, OH 44101-4301
Telephone: (800) 622-6757
Fax: (216) 257-8508
E-Mail: shareholder.inquiries@nationalcity.com
Web site: www.nationalcitystocktransfer.com

Dividends

Dividends are paid on the 15th day of March, June, September and December. Ashland offers electronic deposit of dividend checks. For more information, please contact:

National City Bank
(800) 622-6757

Annual Meeting

The annual shareholders' meeting will be held at the Metropolitan Club in Covington, Kentucky, at 10:30 a.m., Thursday, January 25, 2007. Proxies are mailed with the annual report in December.

Ticker Symbol: ASH

Fiscal 2006 stock prices per common share:

High:	$75.17	04/20/06
Low:	$50.74	10/19/05
Year-end:	$63.78	09/29/06

Independent Registered Public Accounting Firm

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Financial Information

Ashland Inc.'s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as well as any beneficial ownership reports of officers and directors filed electronically on Forms 3, 4 and 5, are available at www.ashland.com.

Paper copies also are available upon request and at no charge. Requests for these and other shareholder and security analyst inquiries should be directed to:

L. Dean Doza
Director, Investor Relations
Ashland Inc.
P.O. Box 391
Covington, KY 41012-0391
Telephone: (859) 815-4454
Fax: (859) 815-5188
E-Mail: investor_relations@ashland.com

Media Inquiries

James E. Vitak
Manager, Public Relations
Telephone: (614) 790-3715
Fax: (614) 790-3503
E-Mail: mediarelations@ashland.com

® Registered trademark of Ashland
™ Trademark of Ashland
1 Six Sigma is a registered trademark and service mark of Motorola Inc.
2 Responsible Care is a registered service mark of the American Chemistry Council in the United States and of different entities in other countries.

Design: Shin-Ken Design Inc. Printing: Wendling Printing Company